Exhibit 99.2

Notice of Meeting and

Management Information Circular

For the Annual and Special Meeting of Shareholders of
Americas Gold and Silver Corporation
To be held on June 29, 2022

May 17, 2022

www.americas-gold.com

Dear fellow shareholders,

The tide is turning, and our Company has positive momentum!  I would like to thank our stakeholders for their continuous support during a difficult year, for the confidence in Americas Gold and Silver and expect us all to benefit as we continue to demonstrate the significant potential of our portfolio of assets.

With strong silver, zinc, and lead prices, the Company has had an excellent start to 2022 which generated positive operating cash flow, significantly improved the Company’s balance sheet, and funded the Galena Complex growth capital.  I expect this positive trend to continue in subsequent quarters with continued strong production and increasing silver grades at the Cosalá Operations and the commissioning of the Galena Hoist project in Q4-2022.

The Cosalá Operations recalled all workers in September 2021 following a lengthy illegal blockade.  In Q4-2021, the Company successfully re-started mining and milling operations after reaching an agreement with union representatives and certain Mexican government ministries in July 2021.

Initial production has focused on maximizing near-term cash flow by mining high-grade zinc areas of the Main Zone which were fully developed prior to the illegal blockade.  Over the course of the next six months, the mine will continue development and start production from the Upper Zone, which carries silver grades approximately 5-6 times higher than the Main Zone.

During Q1-2022, the aggregate net income from the Cosalá Operations increased to $5.6 million and helped to significantly improve the Company’s balance sheet.  As of March 31, 2022, the Company had cash and cash equivalents balance of $7.1 million compared to a balance of $2.9 million as of December 31, 2022.  Over the same period, net working capital improved by $17.6 million.  And as I write this letter, the cash balance continues to build!

The Cosalá Operations is expected to increase silver production through 2022 due to the growing contribution from higher-grade silver areas in the Upper Zone of the San Rafael mine in the second half of 2022.  During Q3-2022, we expect to start exploration drilling to expand the current resource footprint of San Raphael and EC120.

The Galena Complex has significantly benefited from the Recapitalization Plan, which was originally implemented in September 2019.  The Company has completed the Phase 1 drilling program as part of the Recapitalization Plan. The Company’s most recent mineral resource update, which was released in September 2021, increased proven and probable silver mineral reserve at the Galena Complex by 38% from 12.0 million silver ounces to 16.6 million silver ounces year-over-year on a 100% basis. Measured and indicated silver mineral resource increased by 72% from 37.3 million silver ounces to 64.2 million silver ounces year-over-year on a 100% basis. Inferred silver mineral resource increased by 36% from 78.6 million silver ounces to 106.5 million silver ounces year-over-year on a 100% basis

The Phase II drill program at the Galena Complex began in late August 2021.  The initial focus has been to test the recently discovered Silver Vein extension below the 5500 Level, the deepest level of the mine.  To date, the Silver Vein extension has been delineated to over 425 ft below the 5500 Level.  As part of the 5500 Level drilling of the Silver Vein, the Company has successfully intersected the high grade 185 Vein approximately 950 ft below the 5500 Level.  In addition, continued definition drilling from the 4900 Level to define mineral reserves and increase mineral resources adjacent to current production areas is part of the Phase II plan.

The Company aims to commission the Galena Hoist project in Q4-2022 which will increase hoisting capacity at the operation in the near term and double production over the next two years.  Cash costs per silver ounce and all-in sustaining costs per silver ounce at the Galena Complex are anticipated to improve given that most of the operating costs are fixed and are expected to decrease on a per silver ounce basis assuming expected higher silver and lead production beyond 2022.

As a result of capital allocation decisions related to the re-opening of the Cosalá Operations and growth capital at the Galena Complex, as well as metallurgical challenges, Relief Canyon temporarily suspended mining operations as of August 13, 2021, with approval by the Board of Directors.  The Company is committed to continuing efforts to resolve the metallurgical challenges at Relief Canyon.  An independent metallurgical lab has been contracted to complete a metallurgical test program to evaluate process modifications, including the use of blinding agents, to minimize the impact of naturally occurring carbonaceous material on gold recovery.  The initial phase is expected to be completed by end of Q2-2022.  Based on the success of the initial phase, the Company is expected to initiate larger scale testing in the second half of 2022 but does not anticipate making a final determination on proceeding with larger scale testing until this initial phase has been completed and the results have been analyzed.

This circular provides details about all the items for consideration at the meeting, such as information about nominated directors and their compensation, the auditors and our corporate governance practices including executive compensation. It also contains information about the core values and philosophies that are ingrained in our corporate culture.

I welcome you to vote your shares on all items that come before the meeting. Your vote is important, and I encourage you to exercise your right in the manner that suits you best. This process is facilitated by enabling you to vote by proxy on the internet, by phone, or by mail.  We respectfully ask that you vote as early as possible.

Thank you for your continued support.

Sincerely,

Darren Blasutti, President and CEO

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
AMERICAS GOLD AND SILVER CORPORATION (the “Company”)

TO BE HELD ON June 29, 2022

Meeting Date, Location and Purpose

Notice is hereby given that the annual and special meeting (the “Meeting”) of shareholders of the Company will be held at 10:00 a.m. EDT on Wednesday June 29, 2022 in Salon 1 at the Ontario Bar Association, 20 Toronto Street, Suite 200, Toronto, ON  M5C 2B8.

As part of efforts to reduce the spread of the COVID-19 pandemic, given recent outbreaks and in light of the continuing news, guidelines and requirements related to COVID-19, the Company will be limiting physical access to the Meeting to registered shareholders and formally appointed proxyholders, and will not be permitting any others (including beneficial shareholders that hold their shares through a broker or other intermediary) to attend. The Company asks that, in considering whether to attend the Meeting in person, registered shareholders and formally appointed proxyholders follow, among other things, the instructions of the Public Health Agency of Canada and any applicable additional provincial and local instructions, guidelines and requirements. The Company strongly encourages each Shareholder to submit a proxy (“Proxy”) or voting instruction form (“Voting Instruction Form”) as early as possible, in advance of the Meeting. In person attendance at the Meeting will comply with government and public health directives regarding social distancing, and Shareholders are asked to monitor the Company’s website for any changes to Meeting arrangements. Registered shareholders and formally appointed proxyholders who nonetheless wish to attend in person may be subject to health screening procedures at the entrance which may include requiring persons to provide proof of vaccination and to socially distance themselves from others at the Meeting. Shareholders and any other interested persons who are unable or not permitted to attend the meeting in person have the opportunity to listen to a live audio-cast of the meeting at 10:00 a.m. (EDT) on June 29, 2022, which audio-cast can be accessed by conference call at 1-800-926-7713 for Canada and U.S. or 1-416-620-9188 for international callers.  Please note it is recommended that you dial-in 10 minutes prior to the start of the meeting, This call will be listen-only and shareholders will not be able to vote or speak at, or otherwise participate in, the meeting via the conference call.

The Meeting will be held for the following purposes:

1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2021 and the auditors’ report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to reappoint auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration;

4.
to consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company’s deferred share unit plan, as amended by the proposed amendment thereto, as more particularly described in the Management Information Circular (the “Circular”);

5.
to consider, and if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company’s restricted share unit plan, as more particularly described in the Circular;

6.
to consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company’s stock option plan, as amended by the proposed amendments thereto, as more particularly descried in the Circular; and

7.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For detailed information with respect to each of the above matters, please refer to the subsection bearing the corresponding title under “Business of the Meeting” in the attached Circular. Any capitalized terms used and not otherwise defined in this notice have the definitions as set out in the Circular.
Notice-and-Access
The Company is using the notice-and-access provisions (the “Notice-and-Access Provisions”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Company’s Circular to its Shareholders.
Under Notice-and-Access Provisions, instead of receiving paper copies of the Circular, shareholders will be receiving a notice-and-access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of notice-and-access in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting materials. The Company urges Shareholders to review the Circular before voting.
Accessing Meeting Materials online
The Meeting Materials can be viewed online under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com; on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov; or on the Company’s website at www.americas-gold.com/investors/shareholder-meeting-documents/.
Requesting Printed Meeting Materials
Shareholders can request that printed copies of the Meeting Materials (defined herein) be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR and EDGAR, by going to the Company’s website at www.americas-gold.com.
Reference to our website is included in this notice as an inactive textual reference only. Except for the documents specifically incorporated by reference into this notice, information contained on our website is not incorporated by reference in this notice and should not be considered to be a part of this notice.
To receive the Meeting Materials in advance of the Proxy Deposit Date and Meeting Date, requests for printed copies must be received no later than June 20, 2022.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy (“Form of Proxy”) in accordance with the instructions set out in the Form of Proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of May 17, 2022.
BY ORDER OF THE BOARD OF DIRECTORS

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

Management Information Circular Summary This summary highlights information contained elsewhere in this Circular. It does not contain all the information that you should consider. Please read the entire Circular carefully before voting. Voting Recommendations Proposal Board Recommendation Elect directors of the Company for the ensuing year FOR Re-appoint auditors of the Company for the ensuing year at a remuneration to be fixed by the board of directors of the Company FOR Re-approve the Company’s deferred share unit plan FOR Re-approve the Company’s restricted share unit plan FOR Re-approve the Company’s stock option plan FOR Record Date You are entitled to vote at the meeting if you were a holder of common shares at the close of business on May 17, 2022. Vote Deadline To make sure that your vote is counted, please ensure your vote is received by 10:00 a.m. EDT on June 27, 2022 or 48 hours (excluding Saturdays, Sundays or holidays) before the time of any adjourned or postponed Meeting. Attending the Annual and Special Meeting If you plan to attend the Meeting, please follow the instructions starting on page 4 (Notice of Meeting) and page 11 of this Circular. How You Can Access the Meeting Materials Online Americas Gold and Silver Corporation has decided to deliver the Meeting Materials by posting them online at www.americas-gold.com/investors/shareholder-meeting-documents/ The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use. The Meeting Materials will be available on the Company’s website as of May 24, 2022 and will remain on the website for one year thereafter. 87.5% Independent Board Individual election of all directors Independent committees Majority Voting Policy Separate Chair & CEO In-camera sessions at Board and committee meetings Annual Board, committee and director evaluations Orientation package for new directors Meeting Information Date: Wednesday June 29, 2022 Time: 10:00 a.m. EDT Place:   Salon 1 Ontario Bar Association 20 Toronto Street Suite 200 Toronto, ON M5C 2B8

Director Nominees

Name	Age	Independent	Director Since	2021 Committees	2021 Board attendance	No. of other public boards
DARREN BLASUTTI President and Chief Executive Officer	53		2011(1)		100%	1
CHRISTINE CARSON Director	50	•	2022	–	–	–
ALEX DAVIDSON Board Chair and Director	70	•	2011(1)	CCG, S&T	90%	3
ALAN R. EDWARDS Director	64	•	2011(1)	S&T (Chair)	100%	3
BRADLEY R. KIPP Director	58	•	2014	AC (Chair)	100%	1
GORDON E. PRIDHAM Director	67	•	2008(3)	AC, CCG	100%	2
MANUEL RIVERA Director	49	•	2017	S&T	100%	–
LORIE WAISBERG Director	81	•	2011(1)	AC, CCG (Chair)	100%	2

(1)  Previously Director of U.S. Silver & Gold since 2012 and RX Gold since 2011.

(2)  Previously Director of U.S. Silver & Gold since 2012 and U.S. Silver Corp. since 2011.

(3)  Previously Director of U.S. Silver & Gold since 2012 and U.S. Silver Corp. since 2008.
AC = Audit Committee of the Company. CCG = Compensation and Corporate Governance Committee of the Company. S&T = Sustainability and Technical Committee of the Company.

Director Nominee Qualifications and Experience

The Company’s Board is comprised of talented and dedicated directors with a diverse mix of expertise, experience, skills and backgrounds. The skills and backgrounds collectively represented on the Board reflect the diverse nature of the business environment in which Americas Gold and Silver Corporation operates.
	Board Experience	Executive Experience	Industry Knowledge	Exploration, Development, Mining	Corporate Social Responsibility	Legal/Litigation	Financial Expertise/Literacy	Capital Markets	Corporate Governance
DARREN BLASUTTI	◾	◾	◾	◾		◾	◾	◾	◾
CHRISTINE CARSON		◾			◾			◾	◾
ALEX DAVIDSON	◾	◾	◾	◾	◾		◾	◾	◾
ALAN R. EDWARDS	◾	◾	◾	◾	◾		◾		◾
BRADLEY R. KIPP	◾	◾	◾	◾	◾		◾	◾	◾
GORDON E. PRIDHAM	◾	◾	◾		◾		◾	◾	◾
MANUEL RIVERA		◾			◾	◾	◾		◾
LORIE WAISBERG	◾	◾	◾		◾	◾	◾	◾	◾
Total	6	8	6	4	7	3	7	6	8

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR
AND
PROXY STATEMENT

SOLICITATION OF PROXIES	11	Meetings of Independent Directors	58
Notice and Access	12	Board Mandate	58
Appointment of Proxies	13	Position Descriptions	58
Voting by Registered Shareholders	13	Other Company Directorships	59
Voting by Non-Registered Shareholders	14	Orientation and Continuing Education	59
Voting Shares and Principal Holders Thereof	16	Nomination of Directors	60
BUSINESS OF THE MEETING	17	Risk Management	61
Item 1 – Presentation of Audited Financial Statements	17	Ethical Business Conduct	61
Item 2 – Election of Directors	17	Shareholder Engagement	62
Item 3 – Appointment of Auditor	29	Whistleblower Policy	62
Item 4 – Re-Approval of Deferred Share Unit Plan	29	Corporate Disclosure and Securities Trading Policy	69
Item 5 – Re-Approval of Restricted Share Unit Plan	32	Board Committees	69
Item 6 – Re-Approval of Stock Option Plan	35	INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	64
STATEMENT OF EXECUTIVE & DIRECTOR COMPENSATION	39	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	64
Compensation Discussion and Analysis	39	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	64
Director Compensation	51	ADDITIONAL INFORMATION	64
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	55	BOARD APPROVAL	65
DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION	55	FORWARD-LOOKING STATEMENTS	66
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	56	SCHEDULE “A”	69
Board of Directors and Independence from Management	56	SCHEDULE “B”	79
Performance Assessment	57	SCHEDULE “C”	95
Meetings of the Board and Committees of the Board	57	SCHEDULE “D”	112

MANAGEMENT INFORMATION CIRCULAR

In this Circular all information provided is current as of May 17, 2022, unless otherwise indicated.

In this Circular, unless otherwise specified or the context otherwise requires, all references to $ are to U.S. dollars and all references to “CDN $” are to Canadian dollars.

SOLICITATION OF PROXIES

THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION, BY OR ON BEHALF OF THE MANAGEMENT OF AMERICAS GOLD AND SILVER CORPORATION (“AMERICAS GOLD” OR THE “COMPANY”, OF PROXIES TO BE USED AT THE COMPANY’S ANNUAL AND SPECIAL MEETING (THE “MEETING”) OF THE HOLDERS (THE “SHAREHOLDERS”) OF COMMON SHARES (“COMMON SHARES”) OF THE COMPANY TO BE HELD AT A TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING (THE “NOTICE OF MEETING”) OR AT ANY ADJOURNMENT THEREOF.

The Company will be hosting the Meeting in Salon 1 at the Ontario Bar Association, 20 Toronto Street, Suite 200, Toronto, ON  M5C 2B8. As part of efforts to reduce the spread of the COVID-19 pandemic, given recent outbreaks and in light of the continuing news, guidelines and requirements related to COVID-19, the Company will be limiting physical access to the Meeting to registered shareholders and formally appointed proxyholders, and will not be permitting any others (including beneficial shareholders that hold their shares through a broker or other intermediary) to attend. The Company asks that, in considering whether to attend the Meeting in person, registered shareholders and formally appointed proxyholders follow, among other things, the instructions of the Public Health Agency of Canada and any applicable additional provincial and local instructions, guidelines and requirements.  The Company strongly encourages each Shareholder to submit a proxy (“Proxy”) or voting instruction form (“Voting Instruction Form”) as early as possible, in advance of the Meeting. In person attendance at the Meeting will comply with government and public health directives regarding social distancing, and Shareholders are asked to monitor the Company’s website for any changes to Meeting arrangements. Registered shareholders and formally appointed proxyholders who nonetheless wish to attend in person may be subject to health screening procedures at the entrance which may include requiring persons to provide proof of vaccination and to socially distance themselves from others at the Meeting. Shareholders and any other interested persons who are unable or not permitted to attend the meeting in person have the opportunity to listen to a live audio-cast of the meeting at 10:00 a.m. (EDT) on June 29, 2022, which audio-cast can be accessed by conference call at 1-800-926-7713 for Canada and U.S. or 1-416-620-9188 for international callers.  Please note it is recommended that you dial-in 10 minutes prior to the start of the meeting.  This call will be listen-only and shareholders will not be able to vote or speak at, or otherwise participate in, the meeting via the conference call.

References in this Circular to the Meeting include any adjournment or postponement thereof. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The Company may also use the services of a proxy advisory firm. The aggregate fees for any advisory proxy firm would be borne by the Company.

The record date for the Meeting is May 17, 2022 (the “Record Date”). The Record Date is the date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00 a.m. EDT on June 27, 2022, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting (the “Proxy Deposit Date”).

Notice and Access

The Company has elected to use Notice-and-Access Provisions provided for under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials to its Shareholders.

The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators to reduce the volume of materials that must be physically mailed to Shareholders by allowing a reporting issuer to post the relevant meeting materials for a meeting of Shareholders online. The Company believes that the use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company.

In order for the Company to utilize Notice-and-Access to deliver proxy-related materials by posting the Circular, the Company’s financial statements for the year ending December 31, 2021 and accompanying Management’s Discussion and Analysis (together and with any other required documentation to be provided to Shareholders in connecting with the Meeting, the “Meeting Materials”) electronically on a website that is not the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Company must send a notice to Shareholders, including non-registered Shareholders, indicating that the Meeting Materials have been posted and explaining how a Shareholder can access them or obtain from the Company, a paper copy of the Meeting Materials. The Meeting Materials have been posted in full on the Company’s website at https://www.americas-gold.com/investors/shareholder-meeting-documents/ and under the Company’s SEDAR profile at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.

Although the Company has elected to use the Notice-and-Access Provisions, both registered Shareholders and non-registered Shareholders or beneficial holders will receive a package that will include either a Form of Proxy (in the case of registered Shareholders) or a Voting Instruction Form (in the case of non-registered Shareholders), among other materials (collectively, the “Printed Materials”). Shareholders may receive multiple packages of these Printed Materials if a Shareholder holds their Common Shares through one or more intermediary (“Intermediary”), or if a Shareholder is both a registered Shareholder and a non-registered Shareholder or beneficial Shareholder.

Should a Shareholder receive multiple packages, a Shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all their Common Shares are voted at the Meeting.

Appointment of Proxies

THE PERSONS SPECIFIED IN THE ENCLOSED FORM OF PROXY ARE AUTHORIZED REPRESENTATIVES OF THE COMPANY.  EACH SHAREHOLDER HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO ATTEND, ACT AND VOTE FOR SUCH SHAREHOLDER AT THE MEETING OTHER THAN THOSE NAMED IN THE ENCLOSED FORM OF PROXY.

The Company has determined that those registered and beneficial Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials together with the Notice of Meeting and Form of Proxy or Voting Instruction Form.

The Company will deliver copies of the applicable proxy-related Meeting Materials directly to registered and non-objecting beneficial Shareholders, through the services of its registrar and transfer agent, Computershare Investor Services Inc.

Any Shareholder who wishes to receive a paper copy of the Meeting Materials must contact the Company’s transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, by telephone at 1-866-964-0492 (toll free from Canada and U.S.) or 1-514-982-7555 (International).  In order to ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Circular and return a proxy or Voting Instruction Form prior to the deadline to receive proxies, it is strongly suggested that a Shareholder ensure their request is received no later than June20, 2022.

All Shareholders may call the toll-free number for Computershare Investor Services Inc. listed above in order to obtain additional information regarding Notice-and-Access or to obtain a paper copy of the Meeting Materials, up to and including the date of the Meeting, including any adjournment or postponement of the Meeting.

Voting by Registered Shareholders

A registered Shareholder appointing a proxyholder may indicate the manner in which the appointed proxyholder can vote with respect to any specific item by checking the space opposite the item on the Form of Proxy. If the Shareholder submitting the Form of Proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Common Shares represented by the Form of Proxy submitted by a Shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the Form of Proxy. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

Voting Common Shares by Proxy
Registered shareholders at the close of business on May 17, 2022 may vote their proxies as follows:

Online:
Go to the website indicated on the Form of Proxy and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a Shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided. Complete and submit your Voting Instruction Form and submit your vote.

By Mail:
Complete the Form of Proxy and return it in the envelope provided. If you return your proxy by mail you can appoint another person, who need not be a Shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the Form of Proxy. Complete your voting instructions and date, sign and return the proxy.

Deadline for Receipt of Proxies
All duly completed and executed Forms of Proxy must be received, via mail or internet, by the Proxy Deposit Date. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so. A registered Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof.

Revocation of Proxies
A proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the Shareholder or by the Shareholder’s attorney authorized in writing (or, if the Shareholder is a corporation, by a duly authorized officer or attorney), and deposited with the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used.

A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineers as a registered Shareholder personally present. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies
The persons named in the enclosed Form of Proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, the relevant Common Shares will be voted in favour of the passing of all the resolutions described below.

The enclosed Form of Proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, the Company’s management team (“Management”) knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to any other matters which are not now known to Management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders
Only registered Shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non- registered shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker’s clients. Therefore, non-registered shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return and voting instructions to clients, which should be carefully followed by non- registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. Common Shares beneficially owned by a non-registered Shareholder are registered either:

i.
in the name of an intermediary that the non-registered shareholder deals with in respect of the Common Shares of the Company (intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

ii.
in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Corporation in the United States) of which the intermediary is a participant.

In accordance with applicable securities law requirements, the Company will distribute copies of the Notice of Meeting and the Form of Proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) together with the Meeting Materials in the case of certain non-registered Shareholders to the clearing agencies and intermediaries for distribution to non-registered Shareholders.

Intermediaries are required to forward the applicable proxy-related materials to non-registered Shareholders unless a non-registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to non-registered Shareholders. Generally, non-registered Shareholders who have not waived the right to receive proxy-related materials will either:

i.
be given a Voting Instruction Form which is not signed by the intermediary and which, when properly completed and signed by the non-registered Shareholder and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow. Typically, the Voting Instruction Form will consist of a one-page pre-printed form; or

ii.
be given a Form of Proxy which has already been signed by the intermediary (typically by a stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered Shareholder but which is otherwise not completed by the intermediary. Because the intermediary has already signed the Form of Proxy, this Form of Proxy is not required to be signed by the non-registered Shareholder when submitting the proxy. In this case, the non-registered Shareholder who wishes to submit a proxy should carefully follow the instructions of their intermediary, including those regarding when and where the completed proxy is to be delivered.

In either case, the purpose of these procedures is to permit non-registered Shareholders to direct the voting of the Common Shares of the Company that they beneficially own. Since only registered Shareholders and their proxies may attend and vote at the Meeting, if a non-registered Shareholder attends the Meeting the Company will have no record of the non-registered Shareholder’s shareholding or of his, her or its entitlement to vote unless the non-registered Shareholder’s nominee has appointed the non-registered Shareholder as proxyholder. Therefore, a non-registered Shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered Shareholder) should strike out the names of the persons listed and insert the non-registered Shareholder’s or such other person’s name in the blank space provided. In either case, non-registered Shareholders should carefully follow the instructions of their intermediary, including those regarding when and where the proxy or Voting Instruction Form is to be delivered.

A non-registered Shareholder who has submitted a proxy may revoke it by contacting the intermediary through which the non-registered Shareholder’s Common Shares are held and following the instructions of the intermediary respecting the revocation of proxies.

In all cases it is important that the Voting Instruction Form or Form of Proxy be received by the intermediary or its agent sufficiently in advance of the deadline set forth in the Notice of Meeting to enable the intermediary or its agent to provide voting instructions on your behalf before the deadline.

Voting Shares and Principal Holders Thereof

As of the Record Date, the Company had 180,543,358 Common Shares issued and outstanding. Each Common Share carries the right to one vote on all matters to be acted on at the Meeting. Each registered Shareholder on the Record Date will be entitled to vote at the Meeting or any adjournment or postponement thereof. All such registered Shareholders are entitled to attend and vote in person at the Meeting, the Common Shares held by them or, provided a completed and executed proxy has been delivered to the Company’s transfer agent by the Proxy Deposit Date, to attend and vote by proxy at the Meeting the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

***

BUSINESS OF THE MEETING

Item 1 – Presentation of Audited Financial Statements
Copies of the Company’s audited financial statements for the financial year ended December 31, 2021, together with the auditors’ report thereon, have been mailed to all registered and beneficial shareholders and will be submitted to the Meeting. No vote is required nor will be taken on the financial statements, and the auditor’s report thereon and receipt of such financial statements will not constitute approval or disapproval of any matters referred to therein.
Copies of the audited financial statements may be obtained by contacting the Company’s registered office at Suite 2870, 145 King Street West, Toronto, Ontario M5H 1J8, by visiting the Company’s website at https://www.americas-gold.com/investors/shareholder-meeting-documents/, or by going to the Company’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Item 2 – Election of Directors
There are currently eight (8) directors on the Board each of whom is nominated for election at the Meeting. Under the by-laws of the Company, directors of the Company are elected annually.  Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed in accordance with the by-laws.
In the absence of instruction to the contrary, the persons named in the accompanying Form of Proxy intend to vote FOR the election of each of the individuals nominated for election as a director and named herein (each, a “Nominee”).

Pursuant to the requirements of the Toronto Stock Exchange (the “TSX”), the Board has adopted a policy for majority voting for individual directors (the “Majority Voting Policy”). Under the Majority Voting Policy, the Form of Proxy enables each Shareholder to vote for, or withhold their shares from voting on, the election of each Nominee separately. If votes “for” the election of a Nominee are fewer than the votes “withheld”, the Nominee is required to tender his or her resignation promptly after the meeting of Shareholders for the consideration of the Compensation and Corporate Governance Committee (the “CCG Committee”). Absent exceptional circumstances that would warrant the continued service of the applicable director on the Board, the CCG Committee is expected to accept and recommend acceptance of the resignation by the Board. The CCG Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. Such a determination by the Board shall be made, on the CCG Committee’s recommendation, and announced by press release, within ninety (90) days after the applicable Shareholders’ meeting. Absent exceptional circumstances, the Board is expected to accept the resignation. Following the Board’s decision on the resignation, the Board shall promptly issue a news release publicly disclosing their decision whether to accept the applicable director’s resignation including the reasons for rejecting the resignation, if applicable, a copy of which must be provided to the Toronto Stock Exchange. If a resignation is accepted, subject to any corporate law restrictions, the Board may leave the vacancy unfilled or appoint a new director to fill the vacancy. The director whose resignation is being considered will not participate in any CCG Committee or Board deliberations as to whether to accept or reject the resignation. The Majority Voting Policy does not apply in circumstances involving contested director elections (i.e., where the number of Nominees exceeds the number of directors to be elected).

All of the Nominees presently serve as directors of the Company and have served since the dates set forth in the tables below.

Management does not contemplate that any of the Nominees will be unable to serve as director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies to be voted in favour of such Nominee(s) may be voted by the person(s) designated by Management in the enclosed Form of Proxy, in their discretion, in favour of another nominee.

The following tables contain brief biographies for each of the Nominees, including their principal occupations, business or employment within the past five years, name, province or state and country of residence, age, independence status, board and committee attendance record, other public board memberships, date they first became a director of the Company and number of Common Shares, other securities and stock options beneficially owned by each Nominee or the person’s associates or affiliates as at May 17, 2022. The statement as to the Common Shares, stock options and other securities beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees as at Record Date in each instance has been provided by the respective Nominee.  The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company (in the Company’s discretion) at the time of resignation from the Board based on the value of the Common Shares at the time of redemption.

***

DARREN BLASUTTI
Director Ontario, Canada
Age: 53	Status: Non-Independent	Director since: July 6, 2011 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since June 6, 2012 and RX Gold since July 6, 2011)

Mr. Blasutti is currently the President and Chief Executive Officer of Americas Gold and Silver Corporation. He was formerly the President and Chief Executive Officer of Americas Silver Corporation and U.S. Silver, and prior to that, the President and Chief Executive Officer of RX Gold & Silver Inc., and former Senior Vice President of Corporate Development for Barrick Gold Corporation until January 2011. At Barrick Gold Corporation, he reported to the Chief Executive Officer and played a lead role in the strategic development of Barrick Gold Corporation for over 13 years, during which time he executed over 25 gold mining transactions including the acquisition of Homestake Mining Company and Placer Dome Inc. and the consolidation of the world class Cortez property from Rio Tinto. Mr. Blasutti also led the creation of Barrick Energy Inc. to hedge Barrick Gold Corporation’s exposure to energy prices and was integral to the initial public offering of African Barrick Gold. During his tenure at Barrick, he also led the Investor Relations function. Mr. Blasutti is a member of the Chartered Professional Accountants Canada and was previously at PricewaterhouseCoopers LLP where he planned, supervised and managed audits for a variety of clients. Mr. Blasutti is currently the Chairman of Barksdale Resources Corp.

Common Shares Held	434,123

Other Securities Held
Type	Securities Held (#)
RSUs (cash or share settled)	N/A
DSUs	N/A

Options Held
Date Granted	Expiry Date	Exercise Price (CDN $)	Total Unexercised Options (#)
Dec. 3, 2019	Dec. 3, 2024	3.54	375,000
Dec. 18, 2020	Dec. 18, 2023	3.88	600,000
July 23, 2021	July 23, 2024	1.70	710,000
Feb 23, 2022	Feb 23, 2025	1.24	700,000

Board and Committee Membership 2021		Attendance	Other Public Board Memberships
Board		9 of 9	Barksdale Resources Corp.

CHRISTINE CARSON
Director Ontario, Canada
Age: 50	Status: Independent	Director since: May 13, 2022

Ms. Carson is the sole founder and CEO of Carson Proxy Advisors Ltd., a proxy solicitation firm that specializes in executing shareholder communications, proxy solicitation and corporate governance strategies for Canadian public companies.  She has spent over 20 years advising publicly traded companies on a wide variety of special situations and issues, including proxy battles, hostile take overs, M&A, consent solicitations, corporate governance, executive compensation, and shareholder proposals. She has counseled numerous Boards of Directors, CEOs, corporate secretaries, corporate counsels, investor relations professionals and has spoken at industry conferences on the complexities of influencing shareholder voting in Canada.

Prior to founding Carson Proxy, Ms. Carson was involved in establishing two successful proxy solicitation firms and a Transfer and Trust Company in Canada.

Common Shares Held	N/A

Other Securities Held
Type	Securities Held (#)
RSUs (cash or share settled)	N/A
DSUs	N/A

Options Held
N/A

Board and Committee Membership 2021	Attendance	Other Public Board Memberships
N/A	N/A	N/A

ALEX DAVIDSON
Chairman of the Board and Director Ontario, Canada
Age: 70	Status: Independent
Director since: July 6, 2011
(Chairman of the Board of Directors since May 2016; Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and RX Gold since July 6, 2011)

Mr. Davidson was Barrick’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick Gold Corporation’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick Gold Corporation in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick Gold Corporation’s expansion out of North America and into Latin America and beyond and retired from Barrick in 2009. In February 2019, Mr. Davidson was awarded the Charles F. Rand Gold Medal by the American Institute of Mining Engineers in recognition of his key role in numerous acquisitions and discoveries and his leadership in developing Barrick’s unparalleled exploration programs, both of which have resulted in remarkable achievements that distinguish his remarkable career and legacy at Barrick.  Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte project in the Alto Chicama District, Peru.

Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the board of directors and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees.  Mr. Davidson is a member of the Compensation & Corporate Governance Committee and the Sustainability & Technical Committee.  Mr. Davidson is also currently a director of Yamana Gold Inc., Capital Drilling Ltd., and Nulegacy Gold Corporation.

Common Shares Held	120,372

Other Securities Held
Type	Securities Held (#)
DSUs	226,659

Options Held
Date Granted	Expiry Date	Exercise Price (CDN $)	Total Unexercised Options (#)
Dec. 3, 2019	Dec. 3, 2024	3.54	90,000
Dec. 18, 2020	Dec. 18, 2023	3.88	150,000
July 23, 2021	July 23, 2024	1.70	150,000
Feb. 23, 2022	Feb. 23, 2025	1.25	225,000

Board and Committee Membership 2021		Attendance	Other Public Board Memberships
Board (Chair) CCG Committee S&T Committee		9 of 9 2 of 2 2 of 2	Capital Drilling Limited NuLegacy Gold Corporation Yamana Gold Inc.

***

ALAN R. EDWARDS
Director Arizona, United States
Age: 64	Status: Independent	Director since: June 23, 2011 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since June 23, 2011)

Mr. Edwards serves on the board of directors and has more than 35 years of diverse mining industry experience, including various executive and director roles. He is currently the President of AE Resources Corp., and also serves on the board of directors for Entrée Resources Ltd., Arizona Sonoran Copper Company Inc., and Orvana Minerals Corp. Mr. Edwards was also formerly a director and Chairman of the board of directors of AuRico Gold Inc., AQM Copper Inc., Oracle Mining Corp. (where he was also the Chief Executive Officer), and Rise Gold Corp. He was also the President and Chief Executive Officer of Copper One Inc. and Frontera Copper Corp.

Mr. Edwards also served as COO of Apex Silver Mines Corp., where he directed the engineering, construction and development of the San Cristobal project in Bolivia. He has also worked for Kinross Gold Corp., P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company. Mr. Edwards holds an MBA (Finance) from the University of Arizona and a B.S. Mining Engineering also from the University of Arizona.  Mr. Edwards is the Chairman of the Sustainability & Technical Committee.

Common Shares Held	20,597

Other Securities Held
Type	Securities Held (#)
DSUs	146,062

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Dec. 3, 2019	Dec. 3, 2024	3.54	90,000
Dec. 18, 2020	Dec. 18, 2023	3.88	150,000
July 23, 2021	July 23, 2024	1.70	150,000
Feb. 23, 2022	Feb. 23, 2025	1.25	225,000

Board and Committee Membership 2021		Attendance	Other Public Board Memberships
Board S&T Committee (Chair)		9 of 9 2 of 2	Entrée Resources Ltd. Arizona Sonoran Copper Company Inc. Orvana Minerals Corp.

BRADLEY R. KIPP
Director Ontario, Canada
Age: 58	Status: Independent	Director since: June 12, 2014

Mr. Kipp is currently a director and the Chair of the Audit Committee of Americas Gold and Silver Corporation (since June 2014); Chief Financial Officer of ShinyBud Corp (TSXV:SNYB) up to March 2022 and subsequently moved to the Board of Directors of SNYB; a director and the Chair of the Audit Committee of Haventree Bank since June 2008 (federally regulated Schedule I Bank supervised by the Office of the Superintendent of Financial Institutions).

Mr. Kipp has over 30 years’ experience specializing in operations, corporate finance and public company reporting in the financial services and mining sector. As part of these activities, he has been Chief Financial Officer and/or a Director of several public companies listed on the Toronto and London AIM exchanges. Mr. Kipp is a member of the Chartered Professional Accountants of Canada and a member of the Chartered Financial Analyst Institute.

Common Shares Held	N/A

Other Securities Held
Type	Securities Held (#)
DSUs	170,675

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Dec. 3, 2019	Dec. 3, 2024	3.54	90,000
Dec. 18, 2020	Dec. 18, 2023	3.88	150,000
July 23, 2021	July 23, 2024	1.70	150,000
Feb. 23, 2022	Feb 23, 2025	1.24	225,000

Board and Committee Membership 2021		Attendance	Other Public Board Memberships
Board Audit Committee (Chair)		9 of 9 4 of 4	ShinyBud Corp.

GORDON E. PRIDHAM
Director Ontario, Canada
Age: 67	Status: Independent	Director since: November 10, 2008 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since November 10, 2008)

Mr. Pridham is currently Principal of Edgewater Capital and sits on the public company boards of Orvana Minerals Inc. (Chairman of the board of directors). Formerly, he served as Chairman of the board of directors of U.S. Silver & Gold Inc., CHC Student Housing Inc., Orvana Minerals Corp. and Newalta Corp. Mr. Pridham also served as a director for Roxgold Inc., Titanium Corp., Western Prospector Group Ltd., and Norrock Realty Corp. He is currently on the advisory board for Enertech Capital, a clean tech venture fund. Recent activities include the merger of Newalta Corporation with Tervita Corporation as Chairman, the merger of US Silver & Gold Inc. with RX Gold & Silver Inc. as Chairman, sale of Norock Realty Corp. to Partners REIT as Chairman of the Special Committee, and sale of Western Prospector to CNNC as Chairman of the Special Committee.

Mr. Pridham has over 35 years of experience financing and advising public and private companies in a cross section of industries, particularly in the resource sector. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions in corporate banking, investment banking and capital markets. Mr. Pridham is a graduate of the University of Toronto and the Institute of Corporate Directors program.  Mr. Pridham is a member of the Audit Committee and a member of the Compensation & Corporate Governance Committee.

Common Shares Held	28,161

Other Securities Held
Type	Securities Held (#)
DSUs	138,130

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Dec. 3, 2019	Dec. 3, 2024	3.54	90,000
Dec. 18, 2020	Dec. 18, 2023	3.88	150,000
July 23, 2021	July 23, 2024	1.70	150,000
Feb. 23, 2022	Feb. 23, 2025	1.24	225,000

Board and Committee Membership 2021		Attendance	Other Public Board Memberships
Board Audit Committee CCG Committee		8 of 9 4 of 4 2 of 2	Orvana Minerals Corp. (Chairman)

MANUEL RIVERA
Director Mexico, Mexico
Age: 49	Status: Independent	Director since: August 2, 2017

Mr. Rivera is the President and Founder of NEKT Group (www.nektcyber.com), an investment firm focused on investment and deployment of Cybersecurity solutions in the Americas.  He is also the co-founder and non-executive President of MediaSurf, a Digital and Out-of-Home media company (owner of Business Insider Mexico) based in Mexico City.

With Vast experience in media, digital, corporate transformation and mergers and acquisitions, Mr. Rivera spent more than a decade as the President and Chief Executive Officer of Grupo Expansión, one of Mexico’s most influential media companies that, under his leadership, was taken from a minor magazine player to one of the largest digital publishers in Mexico and Latin America.  Grupo Expansión was successfully sold in 2017.

Mr. Rivera served as Co-chair of the Global Future Council for Media and Information of the World Economic Forum; he serves on the Board of Mexico’s largest newspaper El Universal, and also served as Chairman of the board for Make-A-Wish Mexico.  Mr. Rivera is a Chemical Engineer, with an MBA, and currently as Masters in Cybersecurity candidate.

Mr. River is a member of the Sustainability & Technical Committee.

Common Shares Held	N/A

Other Securities Held
Type	Securities Held (#)
DSUs	111,680

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Dec. 3, 2019	Dec. 3, 2024	3.54	90,000
Dec. 18, 2020	Dec. 18, 2023	3.88	150,000
July 23, 2021	July 23, 2024	1.70	175,000
Feb. 23, 2022	Feb. 23, 2025	1.24	225,000

Board and Committee Membership 2021		Attendance	Other Public Board Memberships
Board S&T Committee		9 of 9 2 of 2	N/A

LORIE WAISBERG
Director Ontario, Canada
Age:81	Status: Independent	Director since: July 6, 2011 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and RX Gold since July 6, 2011)

Mr. Waisberg is a corporate director of Metalex Ventures Ltd. He previously served as Chairman of the Board of Trustees and a director of Chemtrade Logistics Income Fund, and as a director of Tembec Inc., Primary Energy Recycling, Noront Resources, Chantrell Ventures, US Silver & Gold Inc., OneMove Technologies, Northern Uranium Corp. (formerly MPVC Inc.), and Rapier Gold Inc. Mr. Waisberg was also previously a director and the chair of Keystone North America, RX Gold & Silver Corp., Baja Mining Corp., and Arcan Resources.

Mr. Waisberg has law degrees from the University of Toronto and Harvard University, and had a distinguished 30-year legal career as a business law partner of Goodmans LLP in Toronto. He then served as the Executive Vice President, Finance and Administration of Co-Steel Inc., a steel manufacturer, prior to retirement. Mr. Waisberg is also accredited as ICD.D by the Institute of Corporate Directors.  Mr. Waisberg is the Chairman of the Compensation & Governance Committee and a member of the Audit Committee.

Common Shares Held	618

Other Securities Held
Type	Securities Held (#)
DSUs	157,521

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Dec. 3, 2019	Dec. 3, 2024	3.54	90,000
Dec. 18, 2020	Dec. 18, 2023	3.88	150,000
July 23, 2021	July 23, 2024	1.70	150,000
Feb. 23, 2022	Feb. 23, 2025	1.24	225,000

Board and Committee Membership 2021		Attendance	Other Public Board Memberships
Board Audit Committee CCG Committee (Chair)		9 of 9 4 of 4 2 of 2	Metalex Ventures Ltd.

Corporate Cease Trade Orders, Bankruptcies and Insolvencies

Except as disclosed below, as at the date of this Circular and within the 10 years before the date of this Circular, none of the Nominees:

(a)	is, or has been, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) while the Nominee was serving as a director or chief executive officer or chief financial officer of the relevant company;

(ii)
was the subject of an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and that resulted from an event that occurred while the Nominee was acting as a director, chief executive officer or chief financial officer of the company;

(iii)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets while the Nominee was serving as a director or executive officer of the relevant company or within a year of the Nominee ceasing to act in that capacity; or

(b)
has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Mr. Edwards, a Board member of the Company and a Nominee, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

Mr. Pridham, a Board member of the Company and a Nominee, was Chairman on the Board of CHC Student Housing Inc. (“CHC”) when CHC was subject to a management cease trade order that was in effect for more than 30 consecutive days. On May 5, 2017, the Ontario Securities Commission (the “OSC”) issued a management cease trade order against the securities of CHC until CHC prepared and filed its annual audited financial statements, management’s discussion and analysis and related certifications for the period ended December 31, 2016. On July 4, 2017, the OSC revoked the management cease trade order after CHC filed all required records.

Penalties and Sanctions

To the Company’s knowledge, none of the Nominees has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

Additional Information regarding the Board

For additional information regarding the Company’s Board, including compensation, corporate governance practices, independence and directorships of other public company boards, see “Statement of Executive & Director Compensation – Director Compensation” and “Statement of Corporate Governance Practices”.

Item 3 – Appointment of Auditor
The current auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario (“PwC”).  At the Meeting, the holders of Common Shares will be requested to appoint PwC as auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration.
Unless authority to do so is withheld or in the absence of instruction to the contrary, the persons named in the accompanying Form of Proxy intend to vote FOR the re-appointment of PwC as auditor of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.
Additional information with respect to external auditor fees for past services is available in our annual information form for the year ended December 31, 2021 under the heading “Audit Committee – External Auditor Service Fees”, which can be accessed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
The Company knows of no other matters to be brought before the Meeting.  If any amendment, variation or other business is properly brought before the Meeting, the enclosed Form of Proxy and Voting Instruction Form confers discretion on the persons named on the Form of Proxy to vote on such matters.
Item 4 – Re-Approval of Deferred Share Unit Plan

The Company has implemented a deferred share unit plan effective May 15, 2019 for directors, officers and employees of the Company prepared in compliance with the policies of the TSX and approved by the Company’s shareholders, and is proposing an amendment thereto to limit those eligible to participate in the plan to non-executive directors of the Company (as so amended and restated, the “DSU Plan”). The purpose of the DSU Plan is to advance the interests of the Company and its Affiliates by attracting and retaining highly competent persons as directors, to allow such persons to participate in the long-term success of the company and to promote a greater alignment of interests between the participants designated under the DSU Plan and the shareholders of the Company. The DSU Plan will be available for inspection and placed before the Shareholders for approval at the Meeting. To date, DSUs have only been granted to the Company’s non-executive Directors in lieu of earned board fees.  The DSU Plan is also posted on the Company’s website at www.americas-gold.com/investors/shareholder-meeting-documents/.

All terms used in this section and not otherwise defined herein have the meanings given to them in the DSU Plan. The DSU Plan is administered by the CCG Committee under the supervision of the Board. Under the DSU Plan, the CCG Committee grants deferred share units (“DSUs”) to Participants (“DSU Participants”, and each, a “DSU Participant”). The CCG Committee also determines the effective date of the DSU Award, the number of DSUs to be allocated, the terms and conditions of vesting (if any), and such other terms and conditions which the CCG Committee considers appropriate, subject to confirmation by the Board.

Each DSU Award entitles the DSU Participant to receive, subject to adjustment as provided for in the DSU Plan, a lump sum cash payment or, at the Company’s discretion, Common Shares equal to the whole number of DSUs credited to the DSU Participant (plus a cash settlement for any fraction of a DSU). DSU Awards are to be settled in the manner specified by the CCG Committee following the date the DSU Participant ceases to be a director of the Company but not later than December 15th of the calendar year commencing immediately after the DSU Participant ceases to be a director of the Company (the “Settlement Date”).

DSUs are akin to phantom shares that track the value of the underlying Common Share, but do not entitle the DSU Participant to the underlying Common Shares, nor do they entitle a DSU Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the DSU vests (if applicable) and the DSU Participant receives Common Shares. DSUs and all other rights, benefits or interests in the DSU Plan are non-transferrable (other than to the DSU Participant’s beneficiary or estate, as the case may be, upon the death of the DSU Participant).

For the purposes of the DSU Plan, the value of the DSU on the Settlement Date is the market price, being the volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding such Settlement Date (the “VWAP”), but if the Common Shares did not trade on such trading days, the market price shall be average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day.

The Company may from time to time impose trading blackouts in accordance with applicable securities laws during which some or all DSU Participants may not trade in the securities of the Company. If the Settlement Date of any Award of DSUs falls within such a blackout period, it shall be automatically extended to the date which is ten business days following the end of such blackout period.

In the event of the death of a DSU Participant prior to the settlement of the DSUs credited to his or her Account, the Board shall, cause to be delivered to the estate of the DSU Participant or such DSU Participant’s Beneficiary, the cash payment or number of Common Shares such DSU Participant would have been entitled to.

Subject to applicable regulatory approval, the Board may, in its discretion, without the consent of any DSU Participant, amend or terminate the DSU Plan; provided, however, that no such amendment may, unless required by law, adversely affect the rights of any DSU Participant with respect to DSUs to which the DSU Participant is then entitled to without their written consent. Without limiting the generality of the foregoing, the Board may make the following amendments to the DSU Plan without obtaining Shareholder approval:

(a)	amendments to the vesting provisions of the DSU Plan and any DSU Award Agreement;

(b)
amendments to the terms and conditions of the DSU Plan necessary to ensure that the DSU Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(c)	amendments to the provisions of the DSU Plan respecting administration of the DSU Plan;

(d)	amendments to the provisions of the DSU Plan respecting the terms and conditions on which DSU Awards may be made pursuant to the DSU Plan;

(e)	amendments to the DSU Plan that are of a “housekeeping” nature; and

(f)	any other amendments, fundamental or otherwise, not requiring Shareholder approval under the DSU Plan, applicable laws or applicable policies of the TSX.

The Board may not, without the approval of the Company’s shareholders, make the following amendments to the DSU Plan:

(a)	an increase to the DSU Plan maximum or the number of Common Shares reserved for issuance under the DSU Plan;

(b)	any amendment to the amendment provisions in Sections 8.2 and 8.3 of the DSU Plan;

(c)	extension of the termination or expiry of a DSU Award;

(d)	the removal or increase of Insider Participation Limits;

(e)	any change that would materially modify the eligibility requirements for the participation in the DSU Plan; and

(f)	any amendment that permits the assignment or transfer of a DSU other than for normal estate planning purposes.

The Board has determined that the maximum number of Common Shares available for issuance upon redemption of DSUs, combined with the number of Common Shares issuable under all full-value security-based compensation arrangements of the Company (consisting of the DSU Plan and the RSU Plan) and all security-based compensation arrangements of the Company (consisting of the Stock Option Plan, the DSU Plan and the RSU Plan), will not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The maximum number of Common Shares issuable at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the Stock Option Plan, DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares (subject to the 5.0% sub-limit applicable under the DSU Plan and RSU Plan for share-settled DSU and RSU award grants).

The Board has approved an amendment to the DSU Plan to reduce the maximum number of Common Shares available for issuance under the DSU Plan and all other full-value security-based compensation arrangements of the Company, from 10% to 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. This amendment is within the authority of the Board under the terms of the DSU Plan, and therefore the Company will not be seeking shareholder approval for this amendment.

The maximum aggregate value of DSU Awards granted under the DSU Plan to any non-employee director in a one-year period combined with the value of all grants under other security-based compensation arrangements of the Company in such one-year period shall not exceed CDN$150,000. The foregoing limitation does not apply to grants of DSUs made in lieu of directors’ fees.

Since the adoption of the DSU Plan, the Board granted an aggregate of 3,180,861 DSUs to directors of the Company in lieu of fees. The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees earned. As of the date hereof, there are 950,727 DSUs outstanding and the Common Shares issuable on settlement of the outstanding DSUs represent approximately 0.53% of the currently issued and outstanding Common Shares.

In connection with the Meeting, the Company is proposing to amend and restate the Company’s existing DSU Plan, subject to approval by shareholders at the Meeting, to revise the definition of “Eligible Participant” to mean a Director who is not an Employee or an Officer of the Company or any Affiliates, and includes any non-executive chairperson of the Board (the “Proposed DSU Plan Amendment”) and certain “housekeeping” amendments and other clarifications in connection therewith.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the DSU Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders on May 15, 2019, the Company will not be permitted to make further DSU grants from May 15, 2022 until Shareholder approval is obtained or may make further DSU grants following May 15, 2022 provided that no vesting of such DSU may occur until Shareholder approval is obtained. Accordingly, Shareholders are being asked at the Meeting to pass an ordinary resolution, with or without variation, approving all unallocated DSUs, rights or other entitlements under the DSU Plan:

“NOW BE IT RESOLVED THAT:

1.
The Proposed DSU Plan Amendment (as defined in the Circular), all as more particularly described in the Circular under the heading Item 4 – Re-Approval of Deferred Share Unit Plan, be and is hereby approved.

2.	The DSU Plan (being the deferred share unit plan effective May 15, 2019 as amended and restated by the DSU Plan Amendment) be and is hereby approved.

3.
All unallocated DSUs, rights or other entitlements under the DSU Plan of the Company be and are hereby approved and the Company shall have the ability to grant awards under the DSU Plan until June 29, 2025 and the DSU Plan be and is hereby re-approved; and

4.
Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolutions.”

The full text of the DSU Plan is set out in Schedule “B” appended to this Circular.

The TSX requires that the resolution approving all unallocated options, rights or other entitlements under the DSU Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person at the Meeting.

The TSX has conditionally approved the re-approval of the DSU Plan (and the unallocated DSUs, rights and entitlements thereunder), subject to approval of the ordinary resolution in respect of the re-approval of the DSU Plan (and the unallocated DSUs, rights and entitlements thereunder) by a majority of votes cast on the resolution at the Meeting and satisfaction of its other usual conditions.  As a result, the holders of Common Shares will be asked at the Meeting to approve the aforementioned ordinary resolution.

Unless the shareholder directs that his or her Common Shares should be voted against the foregoing resolution, the persons named in the enclosed form of proxy intend to vote FOR the resolution approving the unallocated options under the DSU Plan of the Company.

Item 5 – Re-Approval of Restricted Share Unit Plan

The Company has adopted a restricted share unit plan (the “RSU Plan”) to allow the Company to settle grants in cash or by issuing Common Shares. The purpose of the RSU Plan is to advance the interests of the Company and its Affiliates by attracting and retaining highly competent persons as officers and employees, to allow such persons to participate in the long term success of the Company and to promote a greater alignment of interests between the participants designated under the RSU Plan and the shareholders of the Company. Directors are not eligible to participate in the RSU Plan. Currently, the Company has granted restricted share units (“RSUs”) in two situations: (i) as a retention measure to employees, particularly at the projects of the Company and its affiliates who may not participate in the Stock Option Plan, with such grants typically vesting on the third anniversary of the date of grant and settled in cash; or (ii) as a cash conservation measure, in lieu of earned annual incentive cash bonuses awarded (based on predetermined performance targets) to executive officers of the Company, with such grants vested but becoming payable generally on the first and second anniversary of the date of grant, unless otherwise approved by the Board or provided for in the applicable Award Agreement. The RSU Plan will be available for inspection and placed before the Shareholders for approval at the Meeting. The RSU Plan is also posted on the Company’s website at www.americas-gold.com/investors/shareholder-meeting-documents/.

All terms used in this section and not otherwise defined herein have the meanings given to them in the RSU Plan. When vested, each RSU entitles the Participant (a “RSU Participant”) to receive, subject to adjustments as provided for in the RSU Plan, one Common Share (subject to Shareholder approval of the RSU Plan) or payment in cash for the equivalent thereof. The terms and conditions of vesting (if applicable) of each grant are determined by the CCG Committee at the time of the grant. The vesting of each grant cannot extend beyond December 31st of the third calendar year after the year in which the grant occurred. RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of other than to the RSU Participant’s beneficiary or estate, as the case may be, upon the death of the RSU Participant. RSUs are akin to the DSUs and phantom shares that track the value of the underlying Common Shares, but do not entitle the recipient to the underlying Common Shares until such RSUs vest, nor do they entitle an RSU Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the RSU vests and the RSU Participant receives Common Shares.

Subject to the Board’s discretion to accelerate vesting and the provisions of any applicable Award Agreement, upon the RSU Participant incurring a termination date prior to the RSU vesting date, all RSUs previously credited to such RSU Participant’s account, which did not become vested RSUs on or prior to the RSU Participant’s termination date, shall be terminated and forfeited as of such termination date.

For the purposes of the RSU Plan, the value of the RSU on the Redemption Date is the number of RSUs in the RSU Participant’s account times the fair market value of the Common Shares which is the weighted average price of the Common Shares on the TSX for the five days on which the Common Shares were traded immediately preceding such Redemption Date, but if the Common Shares did not trade on such trading days, the fair market value shall be the average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day.

The Company may from time to time impose trading blackouts during which some or all RSU Participants may not trade in the securities of the Company. If the Redemption Date of any grant falls within such a blackout period, it shall be automatically extended to the date which is ten business days following the end of such blackout period.

Subject to applicable regulatory approval, the Board may, in its discretion, without the consent of any RSU Participant, amend or terminate the RSU Plan; provided, however, that no such amendment may, unless required by law, adversely affect the rights of any RSU Participant with respect to RSUs to which the RSU Participant is then entitled to without their written consent. Without limiting the generality of the foregoing, the Board may make the following amendments to the RSU Plan without obtaining Shareholder approval:

(a)	amendments to the vesting provisions of the RSU Plan and any Award Agreement;

(b)
amendments to the terms and conditions of the RSU Plan necessary to ensure that the RSU Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(c)	amendments to the provisions of the RSU Plan respecting administration of the RSU Plan;

(d)	amendments to the provisions of the RSU Plan respecting the terms and conditions on which RSU awards may be made pursuant to the RSU Plan;

(e)	amendments to the RSU Plan that are of a “housekeeping” nature; and

(f)	any other amendments, fundamental or otherwise, not requiring Shareholder approval under the RSU Plan, applicable laws or applicable policies of the TSX.

The Board may not, without the approval of the Company’s shareholders, make the following amendments to the RSU Plan:

(a)	an increase to the RSU Plan maximum or the number of Common Shares reserved for issuance under the RSU Plan;

(b)	any amendment to the amendment provisions in Sections 5.2.2 and 5.2.3 of the RSU Plan;

(c)	extension of the termination or expiry of an RSU Award;

(d)	the removal or increase of Insider Participation Limits;

(e)	any change that would materially modify the eligibility requirements for participation in the RSU Plan; and

(f)	any amendment that permits the assignment or transfer of a RSU other than for normal estate planning purposes.

The Board determined that the maximum number of Common Shares available for issuance upon the redemption of RSUs, combined with the number of Common Shares reserved for issuance under all full-award security-based compensation arrangements of the Company (consisting of the DSU Plan and the RSU Plan) and all security-based compensation arrangements of the Company (consisting of the Stock Option Plan, the DSU Plan and the RSU Plan), will not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the Stock Option Plan, the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares (subject to the 5.0% sub-limit applicable under the DSU Plan and RSU Plan for share-settled DSU and RSU award grants).

The Board has approved an amendment to the RSU Plan to reduce the maximum number of Common Shares available for issuance under the RSU Plan and all other full-value security-based compensation arrangements of the Company, from 10% to 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. This amendment is within the authority of the Board under the terms of the RSU Plan, and therefore the Company will not be seeking shareholder approval for this amendment.

As of the date hereof, there are no RSUs outstanding.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the RSU Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders on May 15, 2019, the Company will not be permitted to make further RSU grants from May 15, 2022 until Shareholder approval is obtained, or may make further RSU grants following May 15, 2022 provided that no vesting of such RSU may occur until Shareholder approval is obtained. Accordingly, Shareholders are being asked at the Meeting to pass an ordinary resolution, with or without variation, approving all unallocated RSUs, rights or other entitlements under the RSU Plan.

Shareholders will therefore be asked at the Meeting to pass the following ordinary resolution, with or without variation, relating to the approval as described above:

“BE IT RESOLVED THAT:

1.
All unallocated RSUs, rights or other entitlements under the RSU Plan of the Company be and are hereby approved and the Company shall have the ability to grant awards under the RSU Plan until June 29, 2025 and the RSU Plan be and is hereby re-approved; and

2.
Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolutions.”

The full text of the RSU Plan is set out in Schedule “C” appended to this Circular.

The TSX requires that the resolution approving all unallocated options, rights or other entitlements under the RSU Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person at the Meeting.

The TSX has conditionally approved the re-approval of the RSU Plan (and the unallocated RSUs, rights and entitlements thereunder), subject to approval of the ordinary resolution in respect of the re-approval of the RSU Plan (and the unallocated RSUs, rights and entitlements thereunder) by a majority of votes cast on the resolution at the Meeting and satisfaction of its other usual conditions. As a result, the holders of Common Shares will be asked at the Meeting to approve the aforementioned ordinary resolution.

Unless the shareholder directs that his or her Common Shares should be voted against the foregoing resolution, the persons named in the enclosed form of proxy intend to vote FOR the resolution approving the unallocated options under the RSU Plan of the Company.

Item 6 – Re-Approval of Stock Option Plan

The Company has adopted a stock option plan (the “Stock Option Plan”) for officers, directors, employees and consultants of the Company, prepared in compliance with the policies of the TSX and approved by the Company’s shareholders. Options issued thereunder allow Participants to purchase Common Shares at a specified exercise price within a specified maximum exercise period of 10 years. The purpose of the Stock Option Plan is to improve the Company’s long-term financial success by closely aligning the Participants’ personal interests with those of the Company’s shareholders. See “Longer Term Incentives – Option Based Awards and Restricted Share Units” for a more detailed description of the Stock Option Plan. The Stock Option Plan will be available for inspection and placed before the Shareholders for approval at the Meeting. The Stock Option Plan is also posted on the Company’s website at https://www.americas-gold.com/investors/shareholder-meeting-documents/.

All terms used in this section and not otherwise defined herein have the meanings given to them in the Stock Option Plan.

For the purposes of the Stock Option Plan, the option price shall be established at the time each Option is granted, which shall in all cases be not less than the closing price of the Common Shares on the Exchange immediately preceding the date of grant.

Subject to the provisions of the Stock Option Plan, the Board shall have the authority to determine the limitation, restrictions and conditions, if any, applicable to the exercise of an Option, including, without limitation, vesting and performance conditions and the nature and duration of the restrictions, if any, to be imposed upon the exercise of the Option.

Options may not be transferable or assignable, in whole or in part other than if a Participant dies while an Eligible Person. If a Participant dies while an Eligible Person, the legal representative of the Participant may exercise the Participant’s Options on or before the earlier of the expiry date of the Option and the date that is twelve months after the date of the Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death.

Except as otherwise determined by the Board, if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable on or before the earlier of the expiry date of the Option and 90 days after the Termination Date. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant.

In lieu of paying the aggregate exercise price to purchase Common Shares as contemplated in Section 2.3 (b) of the Stock Option Plan, a Participant may elect to receive, without payment of cash or other consideration except as required by Section 2.8 of the Stock Option Plan, upon surrender of the applicable portion of a then vested and exercisable Option to the Company, a certain number of Common Shares determined in accordance with the formula for a cashless exercise set out in Section 2.3(f) of the Stock Option Plan.

The Board has determined that the maximum number of Common Shares available for issuance upon redemption of Options, combined with the number of Common Shares issuable under all security-based compensation arrangements of the Company (including the Stock Option Plan, the DSU Plan and the RSU Plan), will not exceed 10% of the issued and outstanding Common Shares at the date of the grant.  The maximum number of Common Shares issuable at any time and issued within any one-year period to any insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

In addition, pursuant to the Stock Option Plan (i) the maximum aggregate number of Common Shares reserved for issuance to all Non-Executive Directors under the Stock Option Plan and all other security-based compensation arrangements of the Company is limited to 1% of the total number of Common Shares then issued and outstanding, (ii) the maximum value of Options granted under the Stock Option Plan to any Non-Executive Director in a one-year period is limited to CDN $100,000, and (iii) the maximum aggregate value of all awards granted under the Stock Option Plan to any Non-Executive Director combined with the value of all grants under other security-based compensation arrangements of the Company in such one-year period is limited to CDN $150,000.

As at May 17, 2022, stock options to purchase a total of 14,930,623 Common Shares were issued and outstanding under the Stock Option Plan, representing approximately 8.27% of the issued and outstanding Common Shares on such date.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the Stock Option Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders on May 15, 2019, the Company will not be permitted to make further Option grants from May 15, 2022 until Shareholder approval is obtained, or may make further Option grants following May 15, 2022 provided that no exercise of such Options may occur until Shareholder approval is obtained. Accordingly, Shareholders are being asked at the Meeting to pass an ordinary resolution, with or without variation, approving all unallocated Options, rights or other entitlements under the Stock Option Plan.

Subject to applicable regulatory approval and without limiting the generality of the foregoing, the Board may, in its discretion, without the consent of any Participant, make the following amendments to the Stock Option Plan or an Option granted under the Stock Option Plan, as applicable, without obtaining approval of any shareholder of the Company:

(i)
Amendments to the terms and conditions of the Stock Option Plan necessary to ensure that the Stock Option Plan complies with applicable laws and regulatory requirements, including the requirements of the Exchange, in place from time to time;

(ii)	Amendments to the provisions of the Stock Option Plan respecting administration of the Stock Option Plan;

(iii)	Amendments to the provisions of the Stock Option Plan respecting the terms and conditions on which Options may be granted pursuant to the Stock Option Plan, including the vesting schedule;

(iv)	The addition of, and subsequent amendment to, any financial assistance provision;

(v)	Amendments to the termination provisions of Options or the Stock Option Plan which do not entail an extension beyond the original expiry date;

(vi)	The addition of a cashless exercise feature, payable in cash or securities;

(vii)
amendments ensuring that the Options granted under the Stock Option Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which a Participant to whom an Option has been granted may from time to time be resident or a citizen;

(viii)	amendments to the Stock Option Plan that are of a “housekeeping” nature; and

(ix)	any other amendments not requiring shareholder approval under applicable laws or the requirements of the Exchange.

The Board may not, without the approval of the Company’s shareholders, make amendments to the Stock Option Plan or an Option granted under the Stock Option Plan with respect to the following:

(i)	an increase to the maximum number or percentage of securities issuable under the Stock Option Plan;

(ii)	a reduction in the exercise price of an outstanding Option or other entitlements under the Stock Option Plan;

(iii)	any cancellation and reissue of Options or other entitlements;

(iv)
any change to the definition of “Eligible Person” set out in the Stock Option Plan where such change may permit Non-Executive Directors to participate on a discretionary basis under the Stock Option Plan.

(v)	an amendment to the prohibition on transferring or assigning Options under the Stock Option Plan;

(vi)	an amendment to the amendment provisions of the Stock Option Plan so as to increase the ability of the Board to amend the Stock Option Plan without the approval of the Company’s shareholders;

(vii)	an amendment that extends the term of Options beyond their original expiry; and

(viii)	any changes to the limits set out in Section 1.4 of the Stock Option Plan.

If the resolution approving all unallocated options, rights and entitlements under the Stock Option Plan is not approved by the Shareholders at the Meeting, then currently outstanding options will continue in full force and be unaffected; however, no new grants of options will be made pursuant to the Stock Option Plan and currently outstanding options that are subsequently cancelled or terminated will not be available to be re-granted by the Company.

Shareholders will therefore be asked at the Meeting to pass the following ordinary resolution, with or without variation, relating to the approval as described above:

“BE IT RESOLVED THAT:

1.
All unallocated options, rights or other entitlements under the Stock Option Plan be and are hereby approved and the Company shall have the ability to grant awards under the Stock Option Plan until June 29, 2025, and the Stock Option Plan be and is hereby re-approved; and

2.
Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolutions.”

The full text of the Stock Option Plan is set out in Schedule “D” appended to this Circular. The TSX requires that the resolution approving all unallocated options, rights or other entitlements under the Stock Option Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person at the Meeting.

The TSX has conditionally approved the re-approval of the Stock Option Plan (and the unallocated options, rights and entitlements thereunder) and the proposed Stock Option Plan Amendments, subject to approval of the ordinary resolution in respect of the re-approval of the Stock Option Plan (and the unallocated options, rights and entitlements thereunder) and the Stock Option Plan Amendments, by a majority of votes cast on the resolution at the Meeting and satisfaction of its other usual conditions. As a result, the holders of Common Shares will be asked at the Meeting to approve the aforementioned ordinary resolution.

Unless the shareholder directs that his or her Common Shares should be voted against the foregoing resolution, the persons named in the enclosed form of proxy intend to vote FOR the resolution approving the Stock Option Plan and the unallocated options under the Stock Option Plan of the Company.

***

STATEMENT OF EXECUTIVE & DIRECTOR COMPENSATION

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Company’s executive compensation policies and practices, including information about the compensation of the Chief Executive Officer (the “CEO”), the Chief Financial Officer (the “CFO”) and the three other most highly compensated officers of the Company, who served as executive officers of the Company during the financial year ended December 31, 2021 (collectively the “NEOs”) are discussed in this section.

Compensation Discussion and Analysis

Compensation Philosophy and Policy
The Company’s overall strategic objective is to expand its production through the development of its own projects and consolidation of complementary projects. As part of its business strategy the Company is focused on:
(i)	executing operational targets (including safety, costs, production, and environmental);
(ii)	maintaining a strong financial position;
(iii)	enhancing value through project development and continuous improvement of its existing operations; and
(iv)	disciplined growth through additional, value-enhancing, merger and acquisition opportunities.

The goal of the Company’s compensation program is to support the above strategic objectives by attracting, retaining and inspiring performance by members of Management to further the future success and growth of the Company through competitive compensation, paying for performance, aligning compensation with the shareholders’ interests, and providing the flexibility necessary to accommodate the needs of the Company in changing business and market conditions.

In particular, the Company’s compensation program aims to support growth by rewarding:
(i)	individual skill and experience of executives;
(ii)	corporate and individual performance objectives; and
(iii)	long-term appreciation of the Company’s share price.

Role of the Compensation and Corporate Governance Committee
The CCG Committee assists the Board in overseeing certain compensation and succession planning matters as well as fulfilling the corporate governance and director nominating responsibilities of the Company. The CCG Committee is composed of: Lorie Waisberg (Chair), Gordon E. Pridham, and Alex Davidson, each of whom is “independent” within the meaning of National Instrument 52-110 – Audit Committees. Each of the members of the CCG Committee has direct experience in the management and administration of compensation matters in their role as an executive officer or a board member. This experience has involved the planning and development of such programs and an analysis of competitive trends in compensation and pay for performance. Collectively, the attributes and experiences of the members ensure that the CCG Committee will function effectively in reviewing, assessing and recommending to the Board appropriate compensation and corporate governance policies and practices for the Company (see “Item 2 - Business of the Meeting – Election of Directors”) for detailed biographical information of the CCG Committee members.

The CCG Committee is responsible for oversight of the Company’s compensation policies and practices in support of the Company’s business strategy.  Among other things, the Compensation Committee is generally responsible for:

a.	recommending to the Board long-term goals and objectives of the Company (in consultation with the CEO) and evaluating the CEO’s performance in light of those goals and objectives;
b.	making recommendations to the Board with respect to the CEO’s compensation;
c.
reviewing (in consultation with the CEO) and recommending to the Board the process, criteria used to evaluate the performance of senior management and the compensation associated therewith (including incentive compensation plans, equity-based plans, terms of employment agreements, severance arrangement, and change in control arrangements or provisions, and any special or supplemental benefits);

d.	ensuring appropriate succession planning systems and processes relating to senior management;
e.
developing and overseeing compensation guidelines and structures for the Board and Management including salaries, annual and long-term incentive plans and plans involving share options, share issuances and share unit awards;

f.	developing and overseeing pension and benefit plans and share ownership guidelines;
g.	making recommendations to the Board with respect to the compensation of directors;
h.	fixing and determining awards to employees of units or stock or stock options pursuant to the company’s equity or non-equity based plans;
i.	overseeing the Company’s human resources policies and programs (in consultation with Management); and
j.	reviewing all executive compensation disclosure prior to public dissemination.

The CCG Committee is authorized to investigate any matter under its responsibility, to seek any information it requires from any employee or contractor and to obtain, at the cost of the Company, outside professional advice if it considers it appropriate to do so.  The CCG Committee meets at least twice a year and conducts an annual self-assessment of its performance and its charter.

Compensation Review Process

On an annual basis, the CCG Committee’s business includes a review of the attainment of performance targets established for the payout, if any, of the annual cash bonus awards for the current year as well as the proposed bonus targets for the next following year including selection of the performance criteria, establishment of the performance targets, the participants in the executive incentive bonus programs, the percentage of a participants salary subject to an award and the establishment of individual and corporate objectives. The end-of-year meeting of the CCG Committee may also include a review and recommendation to the Board of proposed changes to base salary as well as the proposed grant of long-term incentive awards comprised of time-based share unit awards (“restricted share units” or “RSUs”) or stock options to acquire the Company’s Common Shares (“Options”) to eligible participants.

In conducting its annual review, the CCG Committee has regard to current compensation levels and practices including published industry surveys, independent reports and other publicly available data. In addition, the CCG Committee is authorized to retain the services of an independent compensation consultant to fulfill its responsibilities, with a view to ensuring that the compensation arrangements are supportive of the Company meeting its business objectives. The compensation arrangements are then reviewed by the CCG Committee having regard to the above-mentioned practices and data as well as internal data and recommendations provided by the CEO.  The review of proposed compensation matters by the CCG Committee and the approval thereof by the Board (both of which are comprised of a majority of independent directors) provides the independent directors with significant input into such compensation decisions. See “Board Committees - Compensation and Corporate Governance Committee” for further details on the responsibilities of the CCG Committee.

Compensation Consultant

From time to time, the CCG Committee engages the services of an independent executive compensation consulting firm that is intended to represent the interests of Shareholders when advising the CCG Committee and the Board in its review. The CCG Committee takes such consultant’s reports and recommendations, as provided, into consideration when assessing compensation structure and awards, but ultimately makes its own decisions and recommendations for the Board to approve. The Company did not engage a compensation consultant for fiscal 2021.

Elements of Executive Compensation
The Company’s executive compensation program consists of the following elements: (i) base salary; (ii) annual performance-based incentives; (iii) long-term compensation consisting of Options and RSUs; and (iv) medical and other benefits.

COMPENSATION ELEMENT	SUMMARY AND PURPOSE OF COMPENSATION ELEMENT
Base Salary
Base salaries form a central element of the Company’s compensation mix and are used as a measure to compare to, and remain competitive with, compensation offered by competitors and as the base to determine other elements of compensation and benefits. Base salaries are generally fixed and therefore not subject to uncertainty.

Annual Performance-Based Incentive
While base salaries are fixed, annual bonuses are tied to performance and are a variable component of compensation designed to reward NEOs for maximizing operating and financial performance of the Company. Annual bonuses are paid at the discretion of the Board and are determined based on a number of factors, including financial and operational performance. These bonuses are intended to capture quantitative and qualitative assessments of performance.

Longer Term Incentives - Stock Options and Restricted Share Units
The granting of Options is a variable component of compensation intended to reward the Company’s executive officers and directors for success in achieving sustained, long-term profitability and increases in stock value, and aligning interests with shareholders. RSUs are time-based and may be granted to NEOs and other Company personnel. Share unit awards similarly align interests with Shareholders and support long term Company objectives.

Other Compensation
The Company’s benefit plans provide financial coverage in the event of illness, disability or death. The Company’s executive employee benefit program includes life, medical, dental and disability insurance. At the Company’s operations, the Company has also paid other benefits to its senior staff including car and housing allowances.

Below is a description of why the Company currently chooses to pay each element of compensation and how the amount to be paid for each element is determined.

Base Salary

To ensure the Company will continue to attract and retain qualified and experienced executives, base salaries are reviewed and, if appropriate, adjusted annually in order to ensure they remain competitive for comparable companies and realities in the market. The CCG Committee reviews the recommendations of the CEO and recommends to the Board base salaries for executive officers taking into consideration the individual’s performance, contributions to the success of the Company, and internal equities among positions. No specific weightings are assigned to each of the above factors; instead a subjective determination is made based on a general assessment of the individual relative to such factors.

Annual Performance Based Incentive

An important aspect of the compensation strategy is to encourage and recognize strong levels of performance by linking achievement of more specific short-term (i.e. yearly) goals, such as the execution and implementation of the Company’s stated objectives and plans, with variable compensation in the form of an annual bonus or short-term incentive awards. The bonus can be expressed as a percentage of annual base salary with a maximum amount stipulated and is awarded at the discretion of the Board as recommended by the CCG Committee with input from the CEO.

The incentive bonus plan for the Company leadership team has historically consisted of a split of corporate and individual objectives comprising 60% and 40% of the bonus opportunity, respectively. In a typical year, several corporate performance factors are considered, including total shareholder return measured against comparable companies, guidance and other objective mining industry metrics including the safety of our workers.  When set, individual objectives are intended to support the operational and strategic goals of the Company and may be subject to subjective determination as to their achievement by the CCG Committee and Board.

In view of circumstances in 2021 for the Company and its operations, the CCG Committee and Board did not make any specific cash bonus awards in respect of the 2021 performance and did not set specific objectives. However, to provide some measure of retention incentive, it was proposed that the participants be guaranteed 60% of their target bonus payable, provided that in the event of a change of control no such bonus would be paid.

For 2022 the CCG Committee and Board has approved objectives that are 100% “corporate” in nature and shared by all members of senior management. These objectives generally include the items referenced above – more specifically: shareholder return; guidance targets; balance sheet health; safety performance; Cosalá continuity and sustainability; Galena project completion and resource targets; Relief Canyon test completion and determinations; and certain San Felipe targets.

Longer Term Incentives – Option Based Awards and Restricted Share Units

The long-term equity portion of executive compensation is designed to align the interests of executive officers with those of Shareholders by encouraging equity ownership through awards of Options to purchase the Company’s Common Shares, to motivate executives and other key employees to contribute to an increase in corporate performance and Shareholder value, and to encourage the retention of executive officers and other key employees by vesting Options over a period of time and in particular during difficult economic periods when salaries and bonuses are restricted by necessity.

Stock Option Plan

The Stock Option Plan was most recently amended, restated and approved by shareholders at the annual and special meeting of Shareholders held on May 15, 2019. The Board may amend, suspend or terminate the Stock Option Plan or any portion thereof only in accordance with applicable legislation, and subject to any required stock exchange or Shareholder approval. Without limiting the generality of the foregoing, certain amendments, including those of a clerical or “housekeeping” nature or to reflect changes in applicable law, may be made without further approval by Shareholders. No amendment, suspension or termination can impair any outstanding Options without consent of the applicable participant. Options are only assignable upon the participant’s death.

The timing of the grant, and number of Common Shares made subject to option with respect to Options proposed to be granted by the Company to its executive officers is recommended by the CEO, reviewed and recommended (or revised, if thought appropriate) by the CCG Committee, and approved by a resolution of the Board. Consideration in determining option grants is given to, amongst other things, the total number of Options outstanding, current and future expected contribution to the advancement of corporate objectives by such individual, the position of the individual, tenure, and the status of previous option grants to such individuals. No specific weightings are assigned to each factor; instead a subjective determination is made based on an assessment of the individual relative to such factors. Grants of Options also comprise a portion of the compensation package offered to attract and retain new directors and executive officers to the Company. The periodic consideration of such awards typically takes place annually early in the fiscal year. Options granted by the Board are priced at the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant.

As part of its annual compensation review, the Company granted options to its management (including NEOs) and Board on July 23, 2021. A summary of details of the grants made in 2021 are set out below.

July 23, 2021 – 925,000 Options granted to independent directors (150,000/director for five of the directors and 175,000 for one of the directors) and 2,775,000 Options granted to officers and certain employees with an exercise price of $1.70.  These options have a three-year term and vest over a three-year period (1/3 upon grant, 1/3 on the first anniversary of the grant date and 1/3 on the second anniversary of the grant date). All such Options vest immediately upon a change of control of the Company, subject to required approvals, or upon an applicable director ceasing to be on the Board in connection with a transaction involving the Company.

Restricted Share Unit Plan

The Board has adopted the RSU Plan to allow the Company to settle grants in cash or by issuing Common Shares. The RSU Plan was most recently re-approved at the annual and special meeting of Shareholders held May 15, 2019. The above discussion on rationale and the granting process with respect to Options is generally applicable to RSUs. To date, the Company has granted RSUs in two situations: (i) as a retention measure to employees, particularly at the projects of the Company and its affiliates who may not participate in the Stock Option Plan, with such grants typically vesting on the third anniversary of the date granted and settled in cash; or (ii) as a cash conservation measure, in lieu of earned annual incentive cash bonuses awarded (based on predetermined performance targets) to executive officers or corporate staff of the Company, with such grants vesting immediately but not fully redeemable until the first or second anniversary of the date of grant. The Board may amend the RSU Plan at its sole discretion subject to applicable legislation and any required stock exchange or Shareholder approval. Without limiting the generality of the foregoing, certain amendments, including those relating to vesting, or of a clerical or “housekeeping” nature or to reflect changes in applicable law, may be made without further approval by Shareholders. The Board must seek the approval of the Company’s Shareholders for certain matters, including: (i), an increase to the plan maximum; (ii), an amendment to the amendment provisions; (iii), extension to termination or expiry of an award; (iv), alteration of insider participation limits; (v), an amendment that would result in the modification of the eligibility requirements of the RSU Plan; and (vi), any amendment that permits the assignment or transfer of a RSU other than for estate planning. No amendment, suspension or termination can impair any outstanding RSUs without consent of the applicable participant. RSUs are only assignable upon the participant’s death.

When vested, each RSU entitles the RSU participant to receive, subject to adjustments as provided for in the RSU Plan, one Common Share or payment in cash for the equivalent thereof based on the weighted average trading price of the Common Shares on the five trading days immediately preceding the Redemption Date. The terms and conditions of vesting (if applicable) of each grant are determined by the CCG Committee at the time of the grant.

Note that NEOs did receive certain cash payments in respect of previous years’ bonuses where they had elected to receive 25% of awarded cash bonuses in the form of RSUs (which may be settled in either Common Shares or cash). The number of RSUs granted equaled the dollar amount of the bonus payable by way of RSUs divided by the average closing price of the Common Shares for the five trading days immediately preceding the end of the fiscal year and grossed up by a factor of 1.25 to reflect the added risk of deferral exposure to the stock price. The award agreements for deferred payment provide that the RSUs granted thereunder vest immediately but may be redeemed only on a future date but otherwise immediately (i) in the event of a change in control of the Company, or (ii) upon the termination or death of the executive officer. In the event of termination, vested, cash settled RSUs may not be redeemed until the first and second anniversary dates of grant unless otherwise agreed by the CCG Committee. The CCG Committee retains discretion to at any time permit the acceleration of vesting or redemption dates (and resulting cash payment or exchange) as may be authorized by the Board.

Deferred Share Unit Plan

The purpose of the DSU Plan is to promote a greater alignment of the interests between the participants (non-executive directors) and the Shareholders of the Company.  To date, DSUs have only been granted to the Company’s non-executive Directors in lieu of earned board fees.  Similar to the RSU Plan, the Board has the sole discretion to amend the DSU Plan barring certain limitations, similar to those prescribed in the RSU Plan, which require Shareholder approval. No amendment, suspension or termination can impair any outstanding DSUs without consent of the applicable participant.  DSUs are only assignable upon the participant’s death.

Issued & Outstanding Securities

The Company may grant a maximum number of securities convertible into common shares equal to 10% of the then issued and outstanding Common Shares (subject to the 5.0% sub-limit applicable under the DSU Plan and RSU Plan for share-settled DSU and RSU award grants). These securities can be issued in the form of Options, RSUs, DSUs, or any combination thereof. As of the date hereof, the Company may grant a maximum number of securities up to 18,054,335 Common Shares, representing 10% of Common Shares issued and outstanding (subject to the 9,027,167 Common Share sub-limit applicable under the DSU Plan and RSU Plan for share-settled DSU and RSU award grants). As of the Record Date, the Company has awarded outstanding securities of 14,930,623 options, no RSUs, and 950,727 DSUs representing approximately 8.27%, 0.00%, and 0.53% of the Common Shares issued and outstanding, respectively. The Company currently has a further 2,172,985 remaining securities available for grant representing approximately 1.20% of the Common Shares outstanding.

The following table sets forth the annual "burn rate" of the Stock Option Plan, the RSU Plan and the DSU Plan for each of the three most recently completed fiscal years, calculated using the TSX's prescribed methodology:
		2021	2020	2019
Burn Rate(1)	Stock Option Plan	2.61%	3.57%	8.28%
	RSU Plan	0.00%	0.24%	0.09%
	DSU Plan	0.25%	0.20%	0.05%
(1)
The above burn rates have been calculated using the TSX’s prescribed methodology that became effective in October 2017 for TSX-listed issuers for fiscal years ending on or after October 31, 2017. Under that methodology, the burn rate is the number of awards granted in a fiscal year, expressed as a percentage of the weighted average number of common shares outstanding for the applicable fiscal year calculated in accordance with the CPA Canada Handbook.

The Board has determined that the maximum number of Common Shares available for issuance upon the redemption of RSUs or DSUs, combined with the number of Common Shares issuable under all full-value security-based compensation arrangements of the Company (consisting of the DSU Plan and the RSU Plan) and all security-based compensation arrangements of the Company (consisting of the Stock Option Plan, the DSU Plan and the RSU Plan), will not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares

Other Compensation – Benefits and Perquisites

The Company’s benefits plans provide financial coverage in the event of illness, disability or death. The Company also supports reasonable expenses in order that employees continuously maintain and enhance their skills and health in the interest of the Company. Benefit plans during the applicable period were provided to NEOs on largely the same basis as other employees in the applicable jurisdiction.

***

Summary Compensation Table
The following table sets forth the compensation awarded, paid to or earned by the Company’s NEOs during the fiscal year ended December 31, 2021.

Name and principal position	Year	Salary ($)(1)	Non-equity discretionary annual incentive plan(2) ($)(1)	Share- based awards(3) ($)	Option-based awards(4) ($)	All other compensation ($)	Total Compensation ($)
Darren Blasutti President, Chief Executive Officer and Director	2021	287,195	172,318	Nil	714,670	3,635	1,177,818
	2020	268,356	Nil	Nil	602,003	3,032	873,391
	2019	271,309	49,378	224,204	539,210	2,555	1,107,043
Daren Dell Chief Operating Officer	2021	239,329	107,698	Nil	402,251	811	750,089
	2020	233,630	Nil	Nil	399,586	438	623,654
	2019	226,091	27,470	135,855	416,690	370	804,971
Warren Varga Chief Financial Officer	2021	227,363	81,851	Nil	386,182	4,072	699,468
	2020	212,449	Nil	Nil	358,813	4,273	575,535
	2019	214,786	56,704	70,108	360,672	3,592	706,633
Peter McRae SVP Corporate Affairs & Chief Legal Officer	2021	215,396	64,619	Nil	426,136	3,979	710,130
	2020	201,267	Nil	Nil	358,807	4,009	564,083
	2019	203,482	43,749	54,091	358,191	3,371	663,479
Shawn Wilson(5) VP Technical Services	2021	177,253	Nil	Nil	278,430	811	456,494
	2020	164,927	Nil	Nil	248,401	3,032	416,360
	2019	162,032	27,221	33,656	195,393	370	419,043
(1)
All amounts in U.S. dollars. Amounts that were paid in Canadian dollars have been converted to U.S. dollars using an exchange rate of 1.30 for 2018, 1.3269 for 2019, 1.3415 for 2020 and 1.2535 for 2021.

(2)	Amounts posted represent cash payment of annual incentive plan for the respective year with amount typically paid early in the following year.
(3)	Amounts posted represent value of RSUs granted in respect of the covered year.
(4)	Granted in respect of the covered year. The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of International Financial Reporting Standards (“IFRS”). The Company uses the Black-Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Share and option- based awards. Sums in this column are not cash but are fair market value of the Options granted on the date of grant.

(5)	Mr. Wilson’s last day of employment with the Company was December 23, 2021.

Defined Benefit or Actuarial Plan Disclosure
The Company does not provide retirement benefits for its directors or officers at this time.

***

Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth information concerning all awards outstanding as of December 31, 2021 granted by the Company to NEOs. This includes awards granted in prior years.

OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the-money Options (1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed (2)
	(#)	(CDN $)		(CDN $)	(#)	(CDN $)	(CDN $)
Darren Blasutti President and Chief Executive Officer	600,000 375,000 600,000 710,000	2.39 3.54 3.88 1.70	08/04/2022(3) 03/12/2024 18/12/2023 23/07/2024	Nil Nil Nil Nil	Nil	Nil	54,282
Daren Dell Chief Operating Officer	450,000 300,000 300,000 400,000	2.39 3.54 3.88 1.70	08/04/2022(3) 03/12/2024 18/12/2023 23/07/2024	Nil Nil Nil Nil	Nil	Nil	30,198
Warren Varga Chief Financial Officer	400,000 250,000 300,000 390,000	2.39 3.54 3.88 1.70	08/04/2022(3) 03/12/2024 18/12/2023 23/07/2024	Nil Nil Nil Nil	Nil	Nil	15,584
Peter McRae SVP Corporate Affairs & CLO	355,556 250,000 300,000 510,000	2.39 3.54 3.88 1.70	08/04/2022(3) 03/12/2024 18/12/2023 23/07/2024	Nil Nil Nil	Nil	Nil	12,024
Shawn Wilson(4) VP Technical Services	178,334 150,000 275,000 200,000	2.39 3.54 3.88 1.70	08/04/2022(3) 03/12/2024 18/12/2023 23/07/2024	Nil Nil Nil Nil	Nil	Nil	7,481
(1)	Calculated based on the difference between $1.02, the closing price of the Common Shares on the TSX on December 31, 2021, and the exercise price of the options.
(2)	Amounts represent vested RSUs granted to the NEOs as deferred payment of incentive awards. The RSUs are redeemable for Common Shares of the Company or cash (at the Company’s option). The market payout value is based on the closing price at December 31, 2021.
(3)	In accordance with the Company’s Stock Option Plan and Corporate Disclosure and Securities Trading Policy, the expiry of these options has been extended as a result of securities trading blackouts that have been applied to the Company’s Directors and Officers..
(4)	Mr. Wilson’s last day of employment with the Company was December 23, 2021

Incentive Plan Awards-Value Vested or Earned During the Year
The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ending December 31, 2021.

	Option-based awards- Value vested during the year(1)	Share-based awards- Value vested during the year(2)	Non-equity incentive plan compensation-Value earned during the year(3)
Name	(CDN $)	(CDN $)	(CDN $)
Darren Blasutti President and Chief Executive Officer	Nil	54,282 (cash or share settled)	Nil
Daren Dell Chief Operating Officer	Nil	30,198 (cash or share settled)	Nil
Warren Varga Chief Financial Officer	Nil	15,584 (cash or share settled)	Nil
Peter McRae SVP Corporate Affairs & CLO	Nil	12,024 (cash or share settled)	Nil
Shawn Wilson(4) VP Technical Services	Nil	7,481 (cash or share settled)	Nil

(1)
Calculated using the difference between the exercise price and the closing price of the Common Shares of the Company on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	The amounts posted represent RSUs granted to defer payment of an annual incentive bonus. The RSUs are either cash settled or settled either for cash or for Common Shares in the Company.
(3)	These amounts represent cash bonuses paid to the NEOs, relating to performance as determined at the discretion of the CCG Committee. All amounts are paid in either cash or Shares.
(4)	Mr. Wilson’s last day of employment with the Company was December 23, 2021.

Performance Graph
The following graph compares the total cumulative shareholder return for CAD $100 invested in Common Shares during the period commencing on December 31, 2017 and ending on December 31, 2021 with the cumulative total return of the S&P/TSX Composite Index and the VanEck Vectors Junior Gold Miners ETF during the same period:

	Dec 17 (CDN$)	Dec-18 (CDN $)	Dec-19 (CDN $)	Dec-20 (CDN $)	Dec-21 (CDN $)
Americas Gold	131	64	116	117	29
S&P/TSX Composite Total Return Index	106	94	112	114	139
VanEck Vectors Junior Gold Miners ETF	108	96	134	172	133

Source: Bloomberg (adjusted price data)

(1)	VanEck Vectors Junior Gold Miners ETF is listed on the NYSE in USD. The index values were converted from USD to CAD using the average exchange rate for the date indicated.

During the period commencing on December 31, 2017 and ending on December 31, 2021, the Company’s cumulative Shareholder return trends generally performed comparably in terms of overall trends with the cumulative return of each of the S&P/TSX Composite Index and VanEck Vectors Junior Gold Miners ETF trends during the same period, however actual cumulative shareholder return for the Company did not, primarily due to the shareholder return experienced over calendar 2021.   A portion of the executive officer compensation is always tied to the Company’s overall share performance.  Total compensation in 2018 was lower compared to other measured years. In fiscal 2020 there were no amounts paid in respect of incentive bonuses and in 2021 an incentive based amount in respect of retention was paid.  See Elements of Executive Compensation Annual Performance Based Incentive at pg. 41 and Summary Compensation Table at pg. 46.  The S&P/TSX Composite Index is an index of the stock prices of the largest companies on the TSX as measured by market capitalization. Stocks included in this index cover all sectors of the economy and the S&P/TSX Composite Index has traditionally been heavily weighted towards financial stocks. In addition, global commodity prices, world economic conditions, and general market conditions are significant factors affecting stock market performance, which are beyond the control of the Corporation’s officers.

Anti-Hedging and Anti-Pledging Policy
The Company’s insider trading policy prohibits Directors, NEOs and all employees from engaging in various hedging and derivatives transactions in respect of securities issued by the Company.

Termination and Change of Control Benefits
The Company has the following arrangements pursuant to employment agreements that provide for payments to an NEO at, following or in connection with termination and a change in control of the Company as of December 31, 2021.

CEO and other NEOs
If the CEO, Mr. Blasutti, is terminated (without cause), his agreement provides for (i) payment of salary and vacation earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to 2 times (the “Multiple”) the then current year’s base salary and the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years; and (iii) in accordance with applicable policies and the Employment Standards Act, 2000, benefits coverage through the severance period (or payment in lieu thereof). In the event of termination within 12 months of a change in control of the Company, the agreement provides for (i) payment of salary and vacation earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to 2 times the then current year’s base salary and the greater of (a) the target annual incentive bonus, and (b) the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years; and (iii) in accordance with applicable policies and the Employment Standards Act, 2000, benefits coverage through the severance period (or payment in lieu thereof). Assuming the termination as noted above were to have occurred as of December 31, 2021, the estimated incremental cash payment to be made would be $1,097,088 (termination without just cause) and $1,148,783 (termination within 12 months of change in control).

If any of the other NEOs is terminated (without just cause) their agreements provide for (i) payment of salary and vacation earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to one times the then current year’s base salary and the highest annual incentive bonus amount paid or owing in respect of the three previously completed fiscal years; and (iii) in accordance with applicable policies and governing law benefits coverage through the severance period (or payment in lieu thereof). In the event of termination within 12 months of a change in control of the Company, their agreements provide for (i) payment of salary and vacation earned to the date of termination plus a pro rata  bonus calculation for the period up to the date of termination; (ii) a  severance payment calculated at a Multiple of between 1 to 2 times1 the then current year’s base salary and the greater of (a) the target annual incentive bonus, and (b) the  highest  annual incentive bonus amount paid or owing in respect of the three previously completed fiscal years . Assuming a termination occurred as of December 31, 2021, the estimated incremental cash payments to each of the NEOs would be as follows: Warren Varga – $347,411 (termination without just cause) and $727,563 (termination within 12 months of change in control), Daren Dell – $384,723 (termination without just cause) and $837,655 (termination within 12 months of change in control), Peter McRae – $308,018 (termination without just cause) and $646,191 (termination within 12 months of change in control) and Shawn Wilson2 – $234,884 (termination without just cause) and $351,553 (termination within 12 months of change in control).

1 The Multiple increases at a rate of one month for each completed year, up to a maximum of 1.5 or 2 times, as applicable.
2  Mr. Wilson’s last day of employment with the Company was December 23, 2021.

The calculations above do not include any amounts for pro rata bonus calculations in each case under section “(i)”.  If applicable, the incremental cash payment may also include any RSUs granted in place of annual incentive plan cash bonuses which may be redeemed (in accordance with the terms of the grant).   Any unvested Options at the time of the change in control will vest immediately (in accordance with the terms of the grant) and, subject to the discretion of the Board, will expire in accordance with the terms of the Stock Option Plan (i.e., generally 90 days after the date of termination).

Director Compensation
The CCG Committee considers annually and makes a recommendation to the Board regarding the adequacy and form of directors’ compensation.
●	Currently all non-executive directors receive a monthly retainer of CDN $4,167 payable quarterly in arrears.
●	Directors asked to perform special assignments at the request of the CEO are to be paid at the rate of CDN $2,000/day or as otherwise agreed by the CEO and Board from on a case-by-case basis
●	Directors who are employees of the Company receive no additional compensation for serving on the Board.
●	Directors submit for reimbursement receipts for expenses that would reasonably be expected to be incurred by such director in carrying out his duties.

The Board fees (referenced above) remained unchanged for 2021 and such amounts are generally paid quarterly in arrears, in cash and DSUs. For 2021, 100% of Board fees were paid in DSUs as a means of cash conservation, currently each Board member may elect to be paid in cash for up to 50% of their respective Board fees.

The Company pays the Chairman of the Board an annual retainer of CDN $25,000. In addition, the Company paid annual retainer amounts to its directors for their service as chairs and members of then committees of the Board in such period, in the amounts and as set out below:

COMMITTEE	COMMITTEE CHAIRMAN (CDN $)	OTHER COMMITTEE MEMBERS (CDN $)
Audit Committee	15,000	7,500
Compensation & Corporate Governance Committee	10,000	5,000
Sustainability and Technical Committee	10,000	7,500

The following table sets forth the compensation awarded, paid to or earned, by the Company’s directors while serving as non-executive directors during the fiscal year-ended December 31, 2021:

Director Compensation Table

Name of Director	Fees (paid in cash)	Share-based awards(2)	Option-based awards(3)	Non-equity incentive plan compensation	All other compensation	Total
	($)(1)(2)	($)	($)	($)	($)	($)(1)
Alex Davidson	Nil	69,805	167,838	Nil	Nil	237,643
Alan R. Edwards	Nil	47,866	167,838	Nil	Nil	215,704
Bradley R. Kipp	Nil	51,855	167,838	Nil	Nil	219,693
Gordon E. Pridham	Nil	49,860	167,838	Nil	Nil	217,698
Manuel Rivera(4)	61,596	45,872	176,161	Nil	Nil	222,033
Lorie Waisberg	Nil	53,849	167,838	Nil	Nil	221,687

(1)	All fees have been converted to U.S. funds using a conversion rate of 1.2535.
(2)	Fees earned may be paid in cash or DSUs. For 2021 all fees were paid in DSU. The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP price of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees owed.
(3)	The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of IFRS. The Company uses the Black- Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Shares and option-based awards. Sums in this column are not cash but are fair market value of the Options granted and the date of grant.
(4)	Mr. Rivera received $5K USD per month ($60K USD in total) as well as $1,596 USD in daily fees during 2021 in respect of time spent on the resolution of the illegal blockade at the Cosalá Operations in Mexico.

Directors’ Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth information concerning all awards outstanding as of December 31, 2021 to non-executive directors of the Company. This includes awards granted in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised option	Option exercise price	Option expiration date	Value of unexercised in-the- money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	(CDN $)		(CDN $)	(#)	(CDN $)	(CDN $)(2)
Alex Davidson	125,000	2.39	08/04/2022	Nil	Nil	Nil	210,300
	150,000	3.88	18/12/2023	Nil
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil
Alan R. Edwards	125,000	2.39	08/04/2022	Nil	Nil	Nil	134,656
	150,000	3.88	18/12/2023	Nil
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil
Bradley R. Kipp	125,000	2.39	08/04/2022	Nil	Nil	Nil	166,328
	150,000	3.88	18/12/2023	Nil
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil
Gordon E. Pridham	83,400	2.39	08/04/2022	Nil	Nil	Nil	133,431
	150,000	3.88	18/12/2023	Nil
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil
Manuel Rivera	125,000	2.39	08/04/2022	Nil	Nil	Nil	107,049
	150,000	3.88	18/12/2023	Nil
	90,000	3.54	03/12/2024	Nil
	175,000	1.70	23/07/2024	Nil
Lorie Waisberg	125,000	2.39	08/04/2022	Nil	Nil	Nil	144,554
	150,000	3.88	18/12/2023	Nil
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil

(1)
Calculated based on the difference between $1.02, the closing price of the Common Shares on the TSX on December 31, 2021, and the exercise price of the options. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Amounts represent DSUs granted to the directors as deferred payments of the directors’ annual retainer. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December 31, 2021.

Directors’ Incentive Plan Awards-Value Vested or Earned During the Year
The following table sets out the aggregate dollar value that would have been realized by the directors of the Company if the options under the option-based award had been exercised on the vesting date during the most recently completed fiscal year ended December 31, 2021.

Name	Option-based awards- Value vested during the year(1)	Share-based awards-Value vested during the year(2)	Non-equity incentive plan compensation-Value earned during the year
	(CDN $)	(CDN $)	(CDN $)
Alex Davidson	Nil	210,300	Nil
Alan R. Edwards	Nil	134,656	Nil
Bradley R. Kipp	Nil	166,328	Nil
Gordon E. Pridham	Nil	133,431	Nil
Manuel Rivera	Nil	107,049	Nil
Lorie Waisberg	Nil	144,554	Nil

(1)
Calculated using the difference between the exercise price and the closing price of the Common Shares on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Amounts represent DSUs granted to the directors as deferred payments of the director’s board fees. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December 31, 2021.

Risks Associated with the Company’s Compensation Policies and Practices
The CCG Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers, as well as administering the Company’s equity-based compensation plans. In particular, executive compensation packages are intended to maintain an appropriate balance between risk and reward keyed to the Company’s performance. There are a number of elements of the compensation program that are intended to manage risk and discourage excessive risk- taking by executives and senior managers, including a balance of short-, medium- and long-term incentives and the establishment of appropriate corporate, strategic and individual performance goals for incentive compensation, as well as appropriate minimum thresholds and maximum (caps) for achievement if targets are exceeded (which prevents excessive payouts and acts as a disincentive against imprudent risk-taking). The CCG Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company. The Company’s Disclosure and Securities Trading Policy prohibits insiders from short-selling calls and puts in respect of the future value of Company’s securities.

Share Ownership Policy for Directors and NEOs
The Company does not currently have a formal minimum share ownership policy for directors and NEOs. However, a minimum of 50% and up to 100% of each director’s annual retainer is payable in DSUs, thus ensuring that the interests of directors and Shareholders are aligned.  For 2021, 100% of the annual retainer was paid in DSUs.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has adopted the Stock Option Plan for directors, officers, employees and eligible service providers of the Company and its subsidiaries. For further details regarding the Stock Option Plan see under the heading “Compensation Discussion and Analysis – Elements of Executive Compensation – Longer Term Incentives – Option Based Awards and Restricted Share units”. The Stock Option Plan is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and has been posted to the Company’s website at https://www.americas-gold.com/investors/shareholder-meeting-documents/.

The following table provides information on the Company’s Option and share based incentive plans as of December 31, 2021.

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options (CDN $)	Number of Common Shares remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved By Shareholders – Stock Option Plan	12,578,957	2.81	3,935,562
Equity Compensation Plans Approved By Shareholders – DSUs(1)	878,744	N/A	3,056,818
Equity Compensation Plans Approved By Shareholders – RSUs(2)	122,466	N/A	2,934,352
Total	13,580,167	2.81	2,934,352

(1)	DSUs granted as deferred payment of director’s annual retainer payments.
(2)	RSUs granted as deferred payment of annual incentive bonus for officers.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION
The Company carries directors’ and officers’ liability insurance for the directors and officers of the Company, to a maximum amount of CDN $40,000,000. This policy is in effect until May 1, 2023 for an annual premium of CDN $1,396,978.

The By-Laws provide for the indemnification of each director or officer of the Company, each former director or officer of the Company and each individual who acts at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity, subject to the provisions of the CBCA. The Company has also entered into agreements evidencing its indemnity in favour of the foregoing persons.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following description reflects the current corporate governance policies of the Company, as reviewed by the CCG Committee and approved by the Board.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders and takes into account the role of the individual members of Management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision-making. Pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices, as set forth below. The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such additional practices as it deems appropriate.

Board of Directors and Independence from Management
The Board is currently comprised of eight (8) directors: Darren Blasutti, Christine Carson, Alex Davidson, Alan R. Edwards, Bradley R. Kipp, Gordon E. Pridham, Manuel Rivera and Lorie Waisberg. Ms. Carson was recently appointed to the Board on May 13, 2022, to serve a term as director until the close of the Meeting, subject to her re-election, and is nominated to stand for re-election at the Meeting.  As detailed under "Item 2 – Election of Directors" if each of the Nominees are elected at the Meeting, the Board will continue to be comprised of eight directors.
The Board, in consultation with the CCG Committee, annually reviews the relationship between each director and the Company to determine if each director is or remains independent within the meaning of the Governance Guidelines. In accordance with applicable securities law, [seven] Nominees are considered independent as follows:

NAME	RELATIONSHIP	REASON FOR NON-INDEPENDENT STATUS
Darren Blasutti	Non-Independent	Considered to have a material relationship with the Company by virtue of being the President and Chief Executive Officer
Alex Davidson(1)	Independent	N/A
Alan R. Edwards	Independent	N/A
Bradley R. Kipp	Independent	N/A
Gordon E. Pridham	Independent	N/A
Manuel Rivera	Independent	N/A
Lorie Waisberg	Independent	N/A
Christine Carson	Independent	N/A
(1) Chairman of the Board of Directors since May 2016.

The Governance Guidelines state that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110 and also that compensation and nominating committees should be constituted entirely of independent directors. NI 52-110 provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship that could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. A “material relationship” is deemed to be present in the case of an individual that is, or has been, within the last three years, an employee or executive officer of the issuer (including subsidiaries). As such, Mr. Blasutti is not considered independent because of his position as CEO.

The Company has a majority of independent directors and recognizes the importance of providing leadership to its independent directors. Every member, including the chair of each of the Company’s committees is an independent director and every committee charter provides for access to information respecting the Company and to officers, employees, external auditors and legal counsel of the Company. As well, each charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The CCG Committee is responsible for identifying whether the Board’s mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

To facilitate the Board operating independently of management, the following processes are in place:

(a)	as appropriate, members of management, including the President and CEO, are not present for the discussion and determination of certain matters;

(b)	the independent directors regularly meet in-camera without management or directors who are not independent being present. All meetings held in 2021 had in-camera sessions without management present;

(c)	under the Company’s articles of Incorporation, any one director may call a Board meeting;

(d)	the compensation of the President and CEO is considered independently by the CCG Committee at least annually; and

(e)	in addition to the standing committees of the Board, independent committees may be appointed from time to time, when appropriate.

Performance Assessment
On a yearly basis, each member of the Board completes a questionnaire which includes, among other items, a careful examination of Board structure (including an assessment as to whether the Board as a whole possesses the right skills and background for the current issues facing the Company), Board meetings and their effectiveness, the quality and timing of information provided to the Board, preparedness for succession planning within the organization, the Board’s relationship with Management, committee and Board effectiveness and strategy and metrics. The CCG Committee approves the content of each questionnaire, and the Chair of the CCG Committee analyzes the feedback and presents it to the full Board, including the CEO.

Meetings of the Board and Committees of the Board
The Board typically meets formally a minimum of four times per year, including (i) in order to approve annual statements; (ii) in connection with the annual meeting of the Company’s shareholders; (iii) in order to review the annual budget; and (iv) a general corporate strategy meeting. Each committee of the Board meets at least once each year, or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs that the Company faces from time to time.

The following table provides details regarding director attendance at Board and committee meetings held during the relevant time period (January 1, 2021 to December 31, 2021).

MEETINGS ATTENDED	BOARD OF DIRECTORS	AUDIT COMMITTEE	S&T COMMITTEE	COMPENSATION AND CORPORATE GOVERNANCE
Darren Blasutti	9 of 9
Alex Davidson	9 of 9		2 of 2	2 of 2
Alan R. Edwards	9 of 9		2 of 2
Bradley R. Kipp	9 of 9	4 of 4
Gordon E. Pridham	8 of 9	4 of 4		2 of 2
Manuel Rivera	9 of 9
Lorie Waisberg	9 of 9	4 of 4		2 of 2

Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Meetings of Independent Directors
Each meeting of the Board includes the option of an in-camera session, whereby independent members have the opportunity to meet in the absence of Management and other non-independent board members. Independent directors are also free to meet separately at any time or to require Management to withdraw during certain discussions.

Board Mandate
A copy of the Board’s written mandate, which was confirmed on April 30, 2021 (“Board Mandate”) and sets out the responsibilities and duties of the directors as well as the directors’ expectations of Management, is available on the Company’s website at https://www.americas-gold.com/corporate/corporate- governance/ and is attached as Schedule “A” to this Circular.

The CCG Committee and the Board shall review and assess the adequacy of this Board Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the TSX or NYSE American LLC (the “NYSE American”) or any stock exchanges on which the Company’s shares are listed.

Position Descriptions
The Board has developed a written position description for the Chairman as detailed in the Board Mandate. The Chair of each Board committee acts within the parameters set by their respective committee charters. The Board, in conjunction with the CCG Committee and Mr. Blasutti, have developed a written position description for the President and CEO.

Other Company Directorships
The following current directors of the Company presently serve as directors of other reporting issuers as follows:

Name of Director	Name of Reporting Issuer	Position
Darren Blasutti	Barksdale Resources Corp.	Chairman
Alex Davidson	Capital Drilling Limited NuLegacy Gold Corporation Yamana Gold Inc.	Director Director Director
Alan Edwards	Entrée Resources Ltd. Orvana Minerals Corp. Arizona Sonoran Copper Company Inc.	Director Director Director
Bradley Kipp	ShinyBud Corp.	Director
Gordon Pridham	Orvana Minerals Corp.	Chairman
Manuel Rivera	None	N/A
Lorie Waisberg	Metalex Ventures Ltd.	Director

There is one interlocking board membership among the candidates nominated for election. Alan Edwards and Gordon Pridham both serve as directors of Orvana Minerals Corp., where Mr. Pridham also serves as Chair.

Orientation and Continuing Education
The Board and Management will conduct orientation programs for new directors as soon as possible after their election or appointment as directors. The orientation programs will include presentations by Management to familiarize new directors with the Company’s operations, projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, the Code (defined below) and other governance policies, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’s significant locations of operation. This informal process is considered to be appropriate given the Company’s size, current level of operations, and the ongoing interaction amongst the directors.

The skills and knowledge of the Board as a whole are such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies, particularly in the natural resource sector and involving mineral properties. It is the Company’s view that all current members of the Board are well-versed and educated in the factors critical to the success of the Company. Board members are encouraged to communicate with Management, auditors and technical and other consultants to keep themselves current with industry trends and developments and changes in legislation with Management’s assistance. To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education. Reference is made to the table under the heading “Business of Meeting - Election of Directors” for a description of the current principal occupations of the members of the Board.

Nomination of Directors
The CCG Committee will generally be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. When appropriate, the CCG Committee will retain an independent executive search firm to assist it in identifying prospective board candidates, as was done in 2017 prior to the appointment of Mr. Rivera. While no formal nomination procedure is in place to identify new candidates, the Board and the CCG Committee does review the experience and performance of Nominees for the election to the Board. When required, and in any event on an annual basis, the Board and the CCG Committee will meet to consider any vacancies on the Board or the desired size of the Board. Members of the Board are canvassed with respect to the qualifications of a potential candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that complement and enhance current Management and Board composition. The Board also assesses any potential conflicts, independence or time commitment concerns the candidate may present.

Profile and Skills
The CCG Committee periodically reviews the current profile of the Board, including the average age and tenure of individual directors and the representation of various areas of expertise, experience and diversity (including Designated Groups)3. The objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. The succession planning process may also involve the creation of a skills matrix to help the CCG Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company.  The Board does not have a mandatory term limit or age limit policy, but has had renewal through its merger transactions including the merger with Pershing Gold and Scorpio Mining in the last 5 years.  In conjunction with the annual Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.  Given the Company’s current stage of development and competitive factors in attracting and retaining suitable candidates, the CCG Committee and Board does not believe that term or age limits are required or appropriate for the Company at this time.

Diversity
The Board recognizes that diversity leads to better and more informed decision-making and is an important attribute of well-functioning boards and senior management teams by bringing real value to their collective skills, perspective, insight and experience. In furtherance of this goal, the Board has adopted a formal written board diversity policy (the “Diversity Policy”) to encourage the promotion of diversity. In considering “diversity”, the Board will consider any dimension that can be used to differentiate groups and people from one another, including the respect for and appreciation of differences in gender, age, ethnic origin, Aboriginal status, visible minority status, religion, education, sexual orientation, political belief, or disability. The Board, in consultation with the CCG Committee, will develop, where possible, measurable objectives and strategies to meet the objectives of this Diversity Policy, and the Board is responsible for monitoring the progress of the objectives through evaluation and annual reporting.

According to the Diversity Policy, in filling Board and executive officer vacancies, a minimum of one candidate considered for each applicable position will be a woman or otherwise a member of a Designated Group.  The requirement has been applied in the Company’s director searches and, as a result at the date of this Circular, there is one female director on the Board (12.5%) and one other member of a Designated Group (12.5%).  As of the date of the circular no members of a designated group hold a position as an executive officer of the Company.  In considering the composition of the Board or Management on an ongoing basis, emphasis will ultimately be based on ensuring the selection of the best qualified candidates available at the time given the needs and circumstances of the Board.  While the Company has not adopted formal targets regarding the number of women or Designated Group members to be elected to the Board or to be appointed to executive officer positions, the Board and management intends to continue to increase Designated Group diversity of the Board as it refreshes its membership to add new members.  The Company will ensure that the Diversity Policy will be applied on an ongoing basis when determining the composition of the Board and management. This policy is reviewed on a yearly basis.

3 “Designated Groups” as defined under Section 3 of the Employment Equity Act (Canada) and includes women, Aboriginal peoples, persons with disabilities, and members of visible minorities.  “Visible minorities” according to Statistics Canada, the visible minority population consists mainly of the following groups: South Asian, Chinese, Black, Filipino, Latin American, Arab, Southeast Asian, West Asian, Korean and Japanese

Risk Management
The Board has responsibility for oversight of management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility includes oversight in identifying and understanding the principal risks of the Company’s business (including, without limitation, strategic, operational, financial, compensation and regulatory risks). The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. The Audit Committee is responsible for monitoring financial risks and exposures, including the risk of a material misstatement in the Company’s financial disclosures. The CCG Committee is responsible for monitoring risks associated with the Company’s compensation policies and for effectiveness of the Company’s corporate governance policies. The S&T Committee is responsible for monitoring sustainability (including health, safety, environmental and social responsibility) risks and technical/operational risks associated with the Company’s mines and projects. The Board and its committees receive risk management updates from Management at meetings of the Board or its committees throughout the year as necessary. The Company plans to undergo a more extensive risk identification and analysis process, on a periodic basis, which will involve one-on-one interviews with applicable executive officers as well as other senior management employees and the general managers of certain operations. The results of the interviews will be reviewed and analyzed by the Company’s executive management team and the Board. Following consideration of the information provided by Management, the Board will provide feedback and make recommendations, as needed.

Ethical Business Conduct
The Company has a written Code of Business Conduct and Ethics as re-approved April 30, 2021  by the Board (the “Code”) which is designed to provide guidance on the conduct of the Company’s business in accordance with high ethical standards. A copy of the Code is available on the Company’s website, https://www.americas-gold.com/corporate/corporate-governance/. and on the Company’s SEDAR profile at www.sedar.com.

All directors, officers and employees are expected to comply with the Code, and sign off annually on the Code, reaffirming their commitment to upholding and acting in accordance with the Company’s high standards of business conduct. The Code is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

Consistent with the provisions of the Code, the Company’s directors and senior officers are bound by the provisions of the Canada Business Corporations Act which contains provisions relating to conflicts of interest. In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

In the unlikely event of a waiver, any such waivers of the Code for directors or NEOs must be approved by the Board or the CCG Committee and such waiver will be promptly disclosed as required by law.

Shareholder Engagement
The Company is committed to regular, transparent and active communication with its shareholders. Throughout the year, members of the Company’s management team regularly engage with shareholders to ensure that the Company is addressing their questions or concerns. Throughout the year, the Company’s NEOs from time to time also meet with representatives of both current institutional shareholders as well as potential investors to discuss, among other things, the Company’s business strategy, financial performance, governance practices, executive compensation, and various other matters. Those members of management also regularly attend and participate in analyst meetings and industry and investment community conferences. Management discusses with the Board any material concerns raised by its Shareholders. The Company has had success engaging with its shareholders to understand their questions or concerns and remains committed to these efforts on an ongoing basis.  In 2021, the Company will continue to engage with its shareholders through, among other things, holding regular quarterly earnings conference calls that any Shareholder may attend or access on the Company’s website, and arranging for one-on- one meetings with its institutional shareholders on a regular basis, with such meetings being conducted in accordance with the Company’s Disclosure and Securities Trading Policy.

Whistleblower Policy
The Board has adopted a Whistleblower Policy that establishes procedures for (i) the receipt, retention, investigation and treatment of complaints received by the Company regarding violations of the Code or accounting, internal accounting controls, auditing matters; and (ii) submission by company personnel and others of complaints regarding such reportable activities on a confidential basis. A copy of the Company’s Whistleblower Policy is available on the Company’s website: https://www.americas-gold.com/corporate/corporate-governance/.

Corporate Disclosure and Securities Trading Policy

The Board has adopted a Corporate Disclosure and Securities Trading Policy, which was confirmed on April 30, 2021 a copy of which is available on the Company’s website: https://www.americas-gold.com/corporate/corporate-governance/. The policy is intended to help to ensure that the Company and Company personnel comply with these requirements by setting out procedures and guidelines for:
●	Dealing on a day-to-day basis with the Company’s material non-public and/or confidential information;

●	Communicating with all market participants; and

●	Restricting trading by Company personnel in securities of the Company and other issuers in respect of which Company personnel may receive material, non-public information while representing the Company, if the Company personnel is in possession of material, non-public information.

Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company’s securities and contributing to the ethical business conduct of the Company’s personnel.

Board Committees
To assist it in exercising its responsibilities, the Board established three standing committees of the Board effective January 30, 2015: the Audit Committee, the CCG Committee and the Sustainability and Technical Committee (the “S&T Committee”). The Board may establish other standing committees from time to time as it considers appropriate. Each committee is governed by a written charter as referenced below. At a minimum, each charter clearly establishes the committee’s purpose, responsibilities, member qualifications member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter is reviewed by the Board (or the CCG Committee) annually. The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

Compensation and Corporate Governance Committee
The CCG Committee is currently comprised of Lorie Waisberg (Chair), Alex Davidson and Gordon E. Pridham, all of whom are independent directors. The role of the CCG Committee is to assist the Board in fulfilling its corporate governance and director nominating responsibilities as well as overseeing certain compensation and succession planning matters. The CCG Committee is governed by its charter, a copy of which is available on the Company’s website: https://www.americas-gold.com/corporate/corporate-governance/.

Audit Committee
The Audit Committee is responsible for monitoring the Company’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The members of the Audit Committee are Bradley R. Kipp (Chair), Lorie Waisberg and Gordon E. Pridham, all of whom are “independent” directors as defined in NI 52-110. Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Company’s financial statements.

Information and disclosure relating to the Company’s audit committee as required under NI 52-110F is available on page 88 to the Company’s Annual Information Form dated March 29, 2021, and is available under the Company’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. The Audit Committee Charter is available on the Company’s website: https://www.americas-gold.com/corporate/corporate-governance/.

Sustainability and Technical Committee
The S&T Committee is currently comprised of Alan R. Edwards (Chair), Alex Davidson and Manuel Rivera. All members are “independent” directors as defined in NI 52-110. The role of the S&T Committee is to assist Board in reviewing sustainability matters, including environmental, health, safety and technical and operational matters and programs and overseeing the Company’s performance in such areas. The S&T Committee Charter is available on the Company’s website: https://www.americas-gold.com/corporate/corporate-governance/.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
No director or officer or any associate or affiliate of any such director or officer is, or at any time during the recently completed financial year was, indebted to the Company, other than routine indebtedness.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No person who has been a director or an executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in the matters to be acted upon at the Meeting other than the election of directors, and the approval of the DSU Plan, the RSU Plan and the Stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described herein, no director, executive officer, or 10% shareholder of the Company, or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or any proposed transaction, that has materially affected or will materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION
Additional information relating to the Company, including the Company’s Annual Information Form, can be found under the Company’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Additional financial information is provided in the Company’s annual financial statements for the fiscal year ended December 31, 2021, the notes appended thereto, and in Management’s Discussion and Analysis for the fiscal year ended December 31, 2021, which can be obtained upon request to the Company, or by going to the Company’s SEDAR profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

Reference to our website is included in this Circular as an inactive textual reference only. Except for the documents specifically incorporated by reference into this Circular, information contained on our website is not incorporated by reference in this Circular and should not be considered to be a part of this Circular.

***

BOARD APPROVAL

The contents and sending of this Circular have been approved by the Board. A copy of this Circular has been sent to each director of the Company and made available to each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED this 17 day of May, 2022.

BY ORDER OF THE BOARD

Signed: “Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

Americas Gold and Silver Corporation

FORWARD-LOOKING STATEMENTS

Statements contained in this Circular that are not current or historical factual statements may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company's securityholders and prospective investors in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this Circular, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this Circular and its appendices describe expectations as at the date hereof; and (ii) actual results and events could differ materially from those expressed or implied.

Specific forward-looking statements in this Circular include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and nonproducing properties; the timing for completion of the test work and receipt of the results thereof at Relief Canyon; the timing for resumption of mining operations at Relief Canyon and if and when determined achieving ramp-up to full operations at Relief Canyon;; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; statements regarding the Galena - 5 – Complex Recapitalization Plan, including with respect to underground development improvements, equipment procurement and the drilling program and expected results thereof; material uncertainties that may impact the Company’s liquidity in the short term; the effects of COVID-19; the Company’s review of pension valuation; changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; Americas Gold and Silver's ability to operate the Relief Canyon mine; and the resumption of mining and processing operations at the Company's Cosalá Operations and return to full production following the resolution of the illegal blockade, including expected production levels; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Americas Gold and Silver; the suspension of certain operating metrics such as cash costs and all-in sustaining costs for the Galena Complex and Relief Canyon; the liquidity of the Common Shares; the proposed class action lawsuit against the Company and its Chief Executive Officer; and other events or conditions that may occur in the future.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Some of the risks and other factors (some of which are beyond Americas Gold and Silver’s control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this Circular include, but are not limited to: risks associated with market fluctuations in commodity prices; risks related to changing global economic conditions, which may affect the Company's results of operations and financial condition including the market reaction to the COVID-19 pandemic; actual and potential risks and uncertainties relating to the ultimate geographic spread of COVID-19, the severity of the disease and the duration of the COVID-19 pandemic and issues relating to its resurgence and/or the emergence of new strains of COVID-19, including potential material adverse effects on the Company’s business, operations and financial performance; actions that have been and may be taken by governmental authorities to contain COVID-19 or to treat its impact on the Company’s business; the actual and potential negative impacts of COVID-19 on the global economy and financial markets; the Company is dependent on the success of the San Rafael project as well as its Cosalá Operations, the Galena Complex, and the Relief Canyon mine, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company’s relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; the Company may engage in hedging activities; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; and risks relating to climate change and the legislation governing it.

Americas Gold and Silver Corporation

The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this Circular represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this Circular are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this Circular are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the Circular. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Americas Gold and Silver Corporation

Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, including the Company’s Annual Information Form dated March 28, 2022, which filings are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Americas Gold and Silver Corporation	Board Mandate

SCHEDULE “A”

BOARD MANDATE

(See attached)

Americas Gold and Silver Corporation	Board Mandate

BOARD MANDATE
AMERICAS GOLD AND SILVER CORPORATION

1.	Role and Objectives

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of Americas Gold and Silver Corporation (the “Company”). The Board of Directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business and the underlying value of the Company.

2.	Director Responsibilities

(a)
Oversee Management of the Company – The principal responsibility of the Board is to oversee the management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility requires that the Board attend to the following:

(i)
Review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into account, among other things, the opportunities and risks of the business;

(ii)	Evaluate the performance of the Company, including the appropriate use of corporate resources;

(iii)	Evaluate the performance and integrity of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility and termination;

(iv)	Implement senior management succession plans;

(v)	Establish the Company’s compensation programs and approve compensation matters relating to senior executive officers (i.e. the Chief Executive Officer (the “CEO”) and direct reports to the CEO);

(vi)
Establish a corporate environment that promotes timely and effective disclosure (including appropriate controls), fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards;

(vii)	Oversee the Company’s communication and disclosure policy;

(viii)	Oversee the Company’s auditing and financial reporting functions;

(ix)	Oversee the Company’s internal control and management information systems;

(x)	The identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;

Americas Gold and Silver Corporation	Board Mandate

(xi)	Review and decide upon material transactions and commitments;

(xii)
Develop a corporate governance structure that allows and encourages the Board to fulfill its responsibilities including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;

(xiii)	Provide assistance to the Company’s senior management, including guidance on those matters that require Board involvement; and

(xiv)	Evaluate the overall effectiveness of the Board and its committees.

(b)	Chair of the Board – Responsibilities of the Chair of the Board include but are not limited to:
(i)	Providing leadership to the Board with respect to its functions as described in this Mandate;

(ii)	Chairing meetings of the Board, including in camera sessions, unless not present;

(iii)	Ensuring that the Board meets on a regular basis and at least quarterly;

(iv)	Establishing a calendar for holding meetings of the Board;

(v)	In conjunction with the CEO, establishing the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;

(vi)	Ensuring that Board materials are available to any director on request;

(vii)	Fostering ethical and responsible decision making by the Board and its individual members;

(viii)	Ensuring that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently;

(ix)	Facilitating effective communication between members of the Board and management; and

(x)	Attending each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.

(c)
Exercise Business Judgment – In discharging their duties directors are expected to exercise their business judgment to act in what they reasonably and honestly believe to be the best interests of the Company and its shareholders free from personal interests. In discharging their duties, the directors normally are entitled to rely on the Company’s senior executives, other employees believed to be responsible, and its outside advisors, auditors and legal counsel, but also should consider second opinions where circumstances warrant. Nothing contained in this Mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company.

Americas Gold and Silver Corporation	Board Mandate

(d)
Understand the Company and its Business – With the assistance of the management, directors are expected to become and remain informed about the Company and its business, properties, risks and prospects.

(e)
Establish Effective Systems - Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company and receiving feedback from Company stakeholders.

(f)
Protect Confidentiality and Proprietary Information – Directors are responsible for establishing policies that are intended to protect the Company's confidential and proprietary information from unauthorized or inappropriate disclosure. Likewise, all discussions and proceedings of the Board must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality of Board discussions.

(g)
Board, Committee and Shareholder Meetings – Directors are responsible for adequately preparing for and attending Board meetings and meetings of committees on which they serve. They must devote the time needed, and meet as frequently as necessary, to properly discharge their responsibilities.

(h)
Indemnification – Directors are entitled to Company-provided indemnification through corporate articles and by-laws, corporate statutes, indemnity agreements and, when available on reasonable terms, directors’ and officers’ liability insurance.

3.	Director Qualification Standards
(a)
Independence – The Board will ensure that it has at all times at least the minimum number of directors who meet applicable standards of director independence. The Board will determine independence on the basis of (i) applicable legal and stock exchange requirements and (ii) being satisfied that the director does not have, directly or indirectly, a financial, legal or other relationship with the Company that, in the Board's judgment, would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of the director.

(b)
Size, Skills and Diversity of Board – The Board believes that a Board comprised of 3 to 10 members is an appropriate size given the Company’s present circumstances. The Board will consider the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director. The Board will also consider the level of representation of women on the Board, and in addition to gender diversity may also favorably consider diversity of race, nationality or other attributes in the assessment of Board composition.

(c)
Other Directorships – The Board does not believe that its members should be prohibited or discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, provided they do not reduce a director’s effectiveness, or result in a continuing conflict of interest.

Americas Gold and Silver Corporation	Board Mandate

(d)
Tenure – The Board does not believe it should establish director term limits, although the length of service of each director will be considered. Term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as management. As an alternative to term limits, the Compensation and Corporate Governance Committee will review each director’s continuation on the Board annually. This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Company to replace directors where, upon recommendation of the Compensation and Corporate Governance Committee, the Board makes a determination in that regard.

(e)
Separation of the Offices of Chair and CEO – The Board will select a Chair of the Board in a manner and upon the criteria that the Board deems appropriate at the time of selection. The Board believes the offices of Chair of the Board and the CEO should not be held by the same persons.

(f)
Selection of New Director Candidates – Except where the Company is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Compensation and Corporate Governance Committee will be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. The Compensation and Corporate Governance Committee’s recommendations will be considered by the Board but the recommendations are not binding upon it.

(g)	Extending the Invitation to a New Director Candidate to Join the Board – An invitation to join the Board will be extended by the Chair of the Board when authorized by the Board.

(h)
Majority Voting in Director Elections Policy – If the number of proxy votes withheld for a particular director nominee is greater than the votes in favour of such nominee at any meeting of the Company’s shareholders to elect directors, other than a contested meeting, such director nominee shall submit his or her resignation promptly after the meeting, effective upon acceptance by the Board pursuant to the Company’s Majority Voting in Director Elections Policy.

4.	Director Orientation and Continuing Education

(a)
Director Orientation – The Board and the Company’s senior management will conduct orientation programs for new directors as soon as possible after their appointment as directors. The orientation programs will include presentations by management to familiarize new directors with the Company’s projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’s  significant locations of operation.

Americas Gold and Silver Corporation	Board Mandate

(b)
Continuing Education – To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education.

5.	Director’s Access to Management and Independent Advisors

(a)
Access to Officers and Employees – All directors have, at all reasonable times and on reasonable notice, full and free access to officers and employees of the Company as may be required in connection with their duties. Any meetings or contacts that a director wishes to initiate should normally be arranged through the CEO, the Chief Financial Officer or the General Counsel. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company. The directors are normally expected to provide a copy or otherwise inform senior management as applicable of communication with employees of the Company.

(b)
Access to Independent Advisors – The Board or its board committees may engage outside advisors at the expense of the Company as deemed necessary in the circumstances to carry out their duties. The engagement of the outside advisor should, in most circumstances, be coordinated through the Chair and the CEO, and be subject to Board approval.

6.	Board Meetings

(a)
Powers Exercised by Resolution – The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

(b)
Selection of Agenda Items – In conjunction with the CEO, the Chair of the Board shall propose an agenda for each Board meeting. Each Board member is free to request the inclusion of other agenda items and is generally free to request at any Board meeting the consideration of subjects that are not on the agenda for that meeting.

(c)
Frequency and Length of Meetings – The Chair of the Board, in consultation with the members of the Board, will normally determine the frequency and length of Board meetings; however, the ultimate power in this regard rests with the Board. Special meetings may be called from time to time as required to address the needs of the Company’s business.

(d)
Advance Distribution of Materials – Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a very time-sensitive nature and that the distribution of materials on these matters before the meeting may not be practicable.

(e)	Executive Session of Independent Directors – At least one executive session of independent directors will be held on an annual basis.

Americas Gold and Silver Corporation	Board Mandate

(f)
Lead Director – A Lead Director may be elected annually at the first meeting of the Board following the shareholders meeting. This role is normally filled by the Chair. At any time when the Chair is an employee of the Company, the non-management directors shall select an independent director to carry out the functions of a Lead Director. This person would chair regular meetings of the non-management directors and assume other responsibilities which the non-management directors as a whole have designated.

(g)	Minutes – A secretary should be named for each Board and committee meeting and minutes should be circulated in due course after such meeting for approval.

7.	Board Committees
(a)
To assist it in exercising its responsibilities, the Board has established three (3) standing committees of the Board: an audit committee, a compensation and corporate governance committee and a sustainability and technical committee. The Board may establish other standing committees, from time to time.

(b)
Each committee shall be governed by a written charter that addresses those matters required by applicable laws and stock exchange rules. At a minimum, each charter shall clearly establish the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and sub-committees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or the Compensation and Corporate Governance Committee) annually.

(c)	The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

8.	The Board’s Expectations of Management – The Board expects that management will, among other things:

(a)	Review continuously the Company’s strategies and their implementation in light of evolving conditions;

(b)	Present an annual operating plan and budget and regularly report on the Company’s performance and results relative to that plan and budget;

(c)	Report regularly on the Company’s business and affairs, with a focus on matters of material consequence for the Company;

(d)	Implement systems to identify and manage the principal risks of the Company’s business and provide (at least annually) a report relating thereto; and

(e)	Implement and maintain appropriate (i) systems of internal control and (ii) disclosure controls and procedures.

In addition, the CEO and other executive officers of the Company will use their best efforts to achieve value for all shareholders and conduct themselves with integrity. The Board expects that the CEO and other executive officers will create a culture of integrity throughout the Company.

Americas Gold and Silver Corporation	Board Mandate

9.	Annual Review

The Board shall review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Toronto Stock Exchange or any stock exchanges on which the Company’s shares are listed.

***

Ratified by the Board of Directors on April 30, 2021

Americas Gold and Silver Corporation	Board Mandate

Annex A

Matters Requiring Board Approval
This Policy identifies certain items which must be approved by the Board or a committee of the Board and may not be delegated to management without Board approval. A general overriding consideration is that the directors are required under law to manage, or supervise the management of, the business and affairs of the Company. Accordingly, even if an action might fall outside these guidelines, management should consider whether the matter, nevertheless, should be referred to the Board for consideration.

Under these guidelines, except as otherwise complies with internal delegation of authority control protocols as may be in place from time-to-time, an “Out of Budget Transaction” is a transaction that exceeds the budgeted amount by $500,000 or greater and that is not already part of an approved budget. The following is a list of items which officers must refer to the Board, or an appropriate committee thereof, for consideration.

1.	The approval of annual budgets.

2.	The approval of all financial information and other disclosure documents that are required by law to be approved by the Board before they are released to the public.

3.
Allotment of any securities. This includes shares, options, warrants or other convertible or debt securities, and the payment of a commission to any person as consideration for purchasing securities of the Company or providing purchasers for any such securities. Securities may be issued by executive officers where previously allotted by the Board (e.g., exercise of previously allotted options and warrants upon exercise).

4.	Entering into transactions of a fundamental nature such as amalgamations, mergers and material acquisitions or dispositions.

5.	Agreeing to redeem, purchase or otherwise acquire any of the Company’s shares.

6.	Entering into any agreement or commitment to acquire or dispose of assets that are material to the Company including, but not limited to, those that are an Out of Budget Transaction.

7.	Entering into, or making a material modification of, any agreement or commitment to become liable for any indebtedness, including the granting of a guarantee or similar standby obligation, if
(a)	the amount of such indebtedness is an Out of Budget Transaction or (b) any assets of the Company are made subject to a security interest in an Out of Budget Transaction.

8.	Committing to making any material capital expenditure which is an Out of Budget Transaction.

9.	Entering into any contract, agreement or commitment out of the ordinary course of business if such agreement involves a material commitment of financial resources.

10.	Adoption of hedging policies.

Americas Gold and Silver Corporation	Board Mandate

11.	Entering into any agreement with an officer, director or 10% shareholder of the Company or any parent or subsidiary of the Company outside of the ordinary course of business.

12.	Terminating, suspending or significantly modifying any material business activity or business strategy of the Company.

13.	Undertaking a new business activity that requires an allocation of material resources.

14.	Making any material change to a business or strategic plan that has been approved by the Board.

15.	Initiating or settling any legal proceeding involving a material payment.

16.	Employing or terminating the Company’s independent auditor.

17.	Hiring or terminating the employment, or determining the compensation, of any person who is an executive officer of the Company.

18.	Compensation matters for senior executive officers at the Company (i.e. the CEO and direct reports to the CEO).

19.
Offering any material employment or consulting terms to any individual or entity which are not customary for the Company. This determination is to be made by reference to terms of employment or consultancy that have generally been offered to other employees or consultants  in similar positions or with similar status.

20.
The approval of a request by any executive officer of the Company to serve on the board of another entity, other than not-for-profit entities or family businesses that in no material way compete with the Company or do any material business with the Company.

21.	Approval of technical reports and annual mineral resource and mineral resource estimates as required

22.	Any other matter specified by the Board as requiring its prior approval.

Americas Gold and Silver Corporation	DSU Plan

SCHEDULE “B”

DSU PLAN

(See attached)

Americas Gold and Silver Corporation	DSU Plan

AMERICAS GOLD AND SILVER CORPORATION

DEFERRED SHARE UNIT PLAN

Amended & Restated Effective May 17, 2022

Americas Gold and Silver Corporation	DSU Plan

Article 1.	PURPOSE	3
1.1	Purpose	3
1.2	Effective Date	3
Article 2.	DEFINITIONS	3
2.1	Definitions	3
Article 3.	ADMINISTRATION	5
3.1	General	5
3.2	Delegation of Administration	6
3.3	Limitation of Liability	6
Article 4.	DEFERRED SHARE UNIT AWARDS	6
4.1	Grants of DSUs	6
4.2	Terms of DSUs	7
4.3	Maximum Number of Common Shares and Limitations	7
4.4	Redemption of DSUs	7
4.5	Blackout Periods	7
Article 5.	PAYMENT OF BENEFITS	8
5.1	Settlement Date	8
5.2	Payment of Benefits	8
5.3	Settlements of DSUs with Common Shares	8
5.4	Death of a Participant	8
Article 6.	PARTICIPANT’S ACCOUNT	9
6.1	Participant Accounts	9
6.2	Annual Notice	9
Article 7.	RIGHTS OF PARTICIPANTS	9
7.1	No Right to Employment or Service	9
7.2	Legal Ownership of Common Shares	9
7.3	Prohibition on Transfer of Rights	9
Article 8.	AMENDMENT, SUSPENSION AND TERMINATION	9
8.1	Amendment of Plan	9
8.2	Amendments without Shareholder Approval	9
8.3	Amendments Requiring Shareholder Approval	10
Article 9.	ADJUSTMENTS, REORGANIZATIONS AND DIVIDENDS	10
9.1	Capital Adjustments	10
9.2	Fluctuation in Common Share Price	11
Article 10.	DESIGNATION OF BENEFICIARIES	11
10.1	Designation of Beneficiaries	11
Article 11.	TAX	11
11.1	Tax Consequences	11
11.2	Withholding Requirements	11
Article 12.	UNSECURED PLAN	12
12.1	Unsecured Plan	12
Article 13.	COMPLIANCE WITH APPLICABLE LAWS	12
13.1	Compliance with Applicable Laws	12
Article 14.	GENERAL	12
14.1	No Representation	12
14.2	Governing Law	12
14.3	Severability	12
14.4	Headings	12
14.5	Successors and Assigns	12

Americas Gold and Silver Corporation	DSU Plan

DEFERRED SHARE UNIT PLAN

Article 1. PURPOSE

1.1 Purpose. The purpose of  the Plan is to advance the interests of the Company and its Affiliates by attracting and retaining highly competent persons as  Directors, to  allow such persons to participate in the long  term  success of  the  company and  to promote a greater alignment of interests between the participants designated under this Plan and the shareholders of the Company.

1.2 Effective Date. This Plan shall become effective upon receipt of Board  approval  and  any  requisite regulatory approvals, as applicable.

Article 2. DEFINITIONS

2.1 Definitions. In  this Plan, unless the context  otherwise  requires, the following terms  shall have  the following meanings:

(a)	“Account” means an account maintained for each Participant on the books of the Company, which will be credited with DSUs in accordance with the terms of this Plan;

(b)
“Adjustment Factor” means such multiplier as the Board determines appropriate from time-to-time with respect to calculating the number of DSUs to be granted in lieu of earned amounts that would otherwise be payable in cash but are to be deferred through the issuance of DSUs as set out from time-to-time by the Board in the applicable DSU Award Agreement;

(c)	“Administrator” means the Company’s Chief Financial Officer or any other person or persons appointed from time to time by the Committee to administer this Plan;

(d)
“Affiliate” means (i) any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in each case as determined by the Committee;

(e)
“Annual Board Retainer” means the annual retainer paid by the Company to a Director in a fiscal year for service on the Board, together with Board committee fees, attendance fees and additional fees and retainers to committee chairs;

(f)	“Award” means a grant of DSUs to a Participant in accordance with Article 4 of this Plan;

(g)
“Beneficiaries” means such individuals who, on the date of a Participant’s death, are a dependent or relation of such Participant and are designated in accordance with this Plan and applicable laws to receive the value of the DSUs credited to the Participant on the date of death, or where no such individuals have been validly designated by the Participant, or where the individuals so designated do not survive the Participant, the Participant’s legal representative;

(h)	“Board” means the board of directors of the Company, as constituted from time to time;

(i)	“business day” means a day, other than Saturday, Sunday or a day on which the principal commercial banking institutions in Toronto, Ontario are, or the Exchange is, closed;

Americas Gold and Silver Corporation	DSU Plan

(j)
“Committee” means the Compensation and Corporate Governance Committee of the Board or such other committee of the Board comprised of members of the Board as the Board shall from time to time appoint to administer the Plan;

(k)
“Common Shares” means the common shares of the Company as currently constituted or, in the event of an adjustment as contemplated by Article 9, such other shares or securities to which a Participant may be entitled  or on  which the value of an Award  may be based, as a result of such adjustment;

(l)	“Company” means Americas Gold and Silver Corporation and includes any successor thereof;

(m)
“Deferred Share Units” or “DSUs” means a unit  credited  by  means  of  a  bookkeeping entry to the account of an Eligible Participant in accordance with the provisions hereof, the value of which, on a particular date, shall  be  equal  to  the  Market Price of one Common Share;

(n)	“Director” means a member of the board of directors of the Company or any of its Related Entities;

(o)	“DSU Award Agreement” means the agreement in writing evidencing the terms and conditions under which an Award has been granted under this Plan, substantially in the form attached hereto as Schedule A;

(p)	“Eligible Participant” means a Director who is not an Employee or an Officer of the Company or any Affiliate, and includes any non-executive chairperson of the Board;

(q)	“Employee” means an individual (other than a director or Officer) who:

(i)
works for the Company or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services specified by the Company  or the Affiliate and is subject to the control and direction of the Company or the Affiliate regarding both the method of performing or executing the services and the result to be effected,

(ii)
works full-time for the Company or an Affiliate providing services normally provided by an employee and who is  subject  to the same  control and direction  by the Company or the Affiliate over the details and method of work as an employee of the Company or the Affiliate, and for whom income tax deductions are made at source, or

(iii)
works for the Company or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject  to the same  control  and direction by the Company or the Affiliate over the details and method of work as an employee of the Company or the Affiliate, but for whom income tax deductions are not made at source;

(r)
“Exchange” means the TSX or, if the Common Shares are not then listed and  posted for trading on the TSX, such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board;

Americas Gold and Silver Corporation	DSU Plan

(s)
“Market Price” as at any date in respect of the Common Shares means the volume-weighted average price of the Common  Shares on the Exchange for the  five trading days immediately preceding such date, but if such Common Shares did not trade on such trading days, the Market Price shall  be  average  of the bid and  ask prices in respect of such Common Shares at the close of trading on such trading day;

(t)	“Officer” means a senior officer of the Company or an Affiliate;

(u)	“Participant” means an Eligible Participant who holds an Award under the terms of this Plan;

(v)	“Plan” means this Deferred Share Unit Plan, as the same may be amended from time to time;

(w)
“Quarterly Conversion Date” means with respect to any fiscal quarter, the date used to determine the Market Price of a Common Share for the purposes of determining the number of Deferred Share Units to be credited with respect of that fiscal quarter to a Director’s account; which shall be, unless otherwise determined by the Committee, the last business day of the fiscal quarter in respect of which the Deferred Share Units are credited;

(x)	“Regulations” means the Income Tax Regulations as amended from time to time;

(y)	“Securities Act” means the Securities Act (Ontario) as amended from time to time;

(z)	“Settlement Date” has the meaning ascribed to it in Section 5.1 hereto;

(aa)	“Tax Act” means the Income Tax Act (Canada) as amended from time to time;

(bb)
“Termination Date” means the date on which for any reason a Participant ceases to be a Director (and is not otherwise an Employee of the Company), Officer or Employee of the Company, excluding any notice period awarded by the Company, or required by employment law or by court judgments and includes termination  from the Board, termination of employment, voluntary resignation, retirement from the workforce, permanent disability or death of a Participant; and

(cc)	“TSX” means the Toronto Stock Exchange.

(dd)	“U.S. Addendum” has the meaning ascribed thereto in Section 4.1;

(ee)	“U.S. Grantee” has the meaning ascribed thereto in Section 4.1;

Article 3. ADMINISTRATION

3.1 General.

(a)
The Plan shall be administered as required by the Committee, under the supervision of the Board. The Committee has full and complete authority to interpret, construe and administer the Plan, to establish, amend and rescind any rules and regulations relating to

Americas Gold and Silver Corporation	DSU Plan

the Plan, and to make any other determinations and perform all other acts that it deems necessary or desirable for the administration of the Plan. The Committee  may  correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the  extent  the  Committee  deems necessary or desirable. Any decision  of the Committee in the interpretation, construction and administration of the Plan, or any action, all as described herein, shall lie within its sole and absolute discretion and shall  be final, conclusive and binding on all parties concerned for all purposes.

(b)
Notwithstanding the foregoing, all actions of the Committee shall be such that the Plan continuously meets the requirements of any applicable tax laws and regulations, and shall be subject to all requisite Exchange, regulatory and/or shareholder approvals, as required from time to time.

3.2 Delegation of Administration. The Committee may delegate to one or more of its members or    an Administrator such administrative duties as it may deem advisable, including without limitation delegation to an Administrator of the authority to acquire Common Shares through the facilities of the Exchange for delivery to Participants in settlement of DSUs in accordance with the Plan.  Any Committee  or Administrator to whom duties have been delegated as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or any Administrator may have under the Plan.

3.3 Limitation of Liability. No member of the Committee or  the Board shall be liable for any action  or determination made in good faith pursuant to the Plan. To the full extent permitted  by  law,  the Company shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding by reason of the fact that such person is or was a member of the Committee or is or  was a member of the Board and, as such, is  or  was required  or  entitled  to take action pursuant to the terms of the Plan. The expenses of administering the Plan shall be borne by the Company.

Article 4. DEFERRED SHARE UNIT AWARDS

4.1 Grants of DSUs. Subject to the provisions of this Plan, the Committee may  grant  DSUs  to Eligible Participants. The award of DSUs to an Eligible Participant who is subject to taxation in the United States on employment or business income (a “U.S. Grantee”) shall be subject to the terms and conditions set forth in Schedule B (the “U.S. Addendum”). The Plan and the U.S. Addendum are complementary to each other and shall, with respect to an award of DSUs to a U.S. Grantee, be read and deemed as one. In the event of any contradiction, whether explicit or implied, between the provisions of the U.S. Addendum and the Plan, the provisions of the U.S. Addendum shall prevail with respect to an award of DSUs to a U.S. Grantee.

The provisions specified in the U.S. Addendum shall apply solely to DSUs granted or credited to U.S. Grantees and shall form an integral part of the Plan with respect to such DSUs, subject to any applicable restrictions or limitations as provided in applicable law.

Americas Gold and Silver Corporation	DSU Plan

4.2 Terms of DSUs.

(a)
Deferred Share Units granted pursuant to the Plan shall be credited to an account maintained for the Participant by the Company. In the case of DSUs granted in lieu of a Director’s Annual Board Retainer, the number of DSUs granted shall be determined on a quarterly basis by the Company’s CFO and equal to, the product of the Annual Board Retainer to be deferred multiplied by the applicable Adjustment Factor, divided by the Market Price per Common Share on the Quarterly Conversion Date with the resulting number of DSUs to be credited effective the first business day following the last day of each fiscal quarter for which the Annual Board Retainer is payable.

(b)
DSUs may also be granted on such terms as shall be determined by the Board and  set  out in a DSU Award Agreement, a form of which is attached hereto as Schedule A. Without limiting the generality of the  foregoing,  subject  to  the  provisions  of  this Plan, the Committee shall, in its sole discretion and from time to time, determine the Eligible Participants to whom Awards will be made based on its assessment, for each Participant, of the anticipated contribution of such Eligible Participant to the success of the Company. At such time, the Committee shall also determine,  in  connection  with each Award, the effective date thereof,  the number of DSUs to be allocated, the terms and conditions of vesting, if any, and such other terms and conditions which the Committee considers appropriate to the Award in question, and which terms and conditions need not be identical as between any two Awards, whether or not contemporaneous.

4.3 Maximum Number of Common Shares and Limitations. The number of Common Shares issuable under the Plan combined with the number of Common Shares issuable under all full-value security-based compensation arrangements of the Company and all security-based compensation arrangements of the Company, shall not exceed 5% and 10%, respectively,  of  the  issued  and  outstanding Common Shares as at the date of such Award.

The maximum aggregate value of Awards granted under the Plan to any non-employee Director in a one- year period combined with the value of all grants  under  other  security-based  compensation  arrangements of the Company in such one-year period shall not exceed $150,000. The foregoing limitations do not apply to grants made in lieu of directors’ fees payable in cash.

Notwithstanding anything else contained herein, the number of Common Shares of the Company which are (i) issuable at any time, and (ii) issued within any one year period, to insiders (as such term is defined in Part 1 of the TSX Company Manual) of the Company pursuant to the terms of the Plan and under any other security-based compensation arrangement, shall not exceed 10% of the Company’s total issued and outstanding Common Shares (subject to the aforesaid 5% sub-limit applicable under all full-value security-based compensation arrangements of the Company) (the “Insider Participation Limit”).

4.4 Redemption of DSUs. Subject to the provisions of this Plan and any DSU Award Agreement, a DSU held by a Participant shall be redeemed by the Company with settlement to occur on the Settlement Date, as described in Section 5.1 hereof, unless otherwise determined by the Committee or agreed to between the Company and the Participant, but subject to Section 3.1 hereof.

4.5 Blackout Periods. The Company may from time to time impose trading blackouts during which some or all Directors, Officers and Employees may not trade  in the securities  of the Company.  In  the event that a trading blackout is imposed by management or the Board in accordance with any insider  trading policy that the Company may adopt from time to time, Participants subject to the blackout are prohibited from buying, selling or otherwise trading in securities of the  Company  until  such  time  as notice is formally given by the Company that trading may resume. For the avoidance of doubt, such blackout periods are not intended to restrict the ordinary course issuance DSUs as contemplated by Section 4.2(a).

Americas Gold and Silver Corporation	DSU Plan

Notwithstanding this Section 4.5 hereof, if the Settlement Date of any Award of DSUs falls within such a blackout period, it shall be automatically extended to the date which is ten (10) Business Days following the end of such blackout period.

Article 5. PAYMENT OF BENEFITS

5.1 Settlement Date. All of the DSUs credited to the Participant’s Account, as may be adjusted pursuant to Section 9.1 hereof,  shall  be redeemed by the Company, in the form and manner specified by  the Committee, following such Participant’s Termination Date, but in no event later than December 15 the calendar year following the calendar year which includes the Termination Date (the “Settlement Date”).
5.2 Payment of Benefits. Subject to the provisions of this ARTICLE 5, after the Termination Date with respect to a Participant, the Company shall, in satisfaction of its obligations hereunder and in its sole discretion, either:

(a)
pay to the Participant, or Participant’s Beneficiaries, on the Settlement Date a lump sum cash payment, net of any applicable withholdings, equal to the  number  of  DSUs credited to his or her Participant Account as of the Settlement Date multiplied by the Market Price of one Common Share on the Settlement Date; or

(b)
subject to Section 5.3 herein, deliver to the Participant, or to the Participant’s Beneficiaries, on the Settlement Date  that number of Common  Shares equal to the  whole number of DSUs credited to his or her Participant Account as of the Settlement Date, plus a cash settlement of any fraction of a  DSU,  provided  that  the  Company shall be entitled to sell a portion of the  Common  Shares  to  fund  payment  of  applicable taxes and any associated costs as contemplated in Section 11.2 herein.

The Participant shall have no further entitlement under the Plan upon receipt of the lump sum cash payment referred to in Section 5.2(a) or Common Shares (and where applicable, cash in  lieu  of  fractional Common Shares) under Section 5.2(b).

5.3 Settlements of DSUs with Common Shares.

(a)
In order to satisfy its settlement obligation where the Company has,  subject  to  Exchange approval, elected to deliver Common Shares on a Settlement Date, the Company, at the discretion of the Board may  elect  to  obtain  Common  Shares  in respect of a Participant's entitlement through the facilities of  the  Exchange  in accordance with the by-laws, regulations and policies of the Exchange or issue such Common Shares from treasury.

(b)	Any entitlement to fractional Common Shares shall be paid in cash based on the Market Price of one Common Share on the Settlement Date, less any applicable withholdings.

(c)
If the Company elects to deliver Common Shares on a Settlement Date, the Company shall pay all brokerage fees and commissions arising in connection with the purchase of such Common Shares by the Company.

Americas Gold and Silver Corporation	DSU Plan

5.4 Death of a Participant. In the event of the death of a Participant prior to the settlement of the DSUs credited to his or her Account, the Board shall, on the Settlement Date, cause to be delivered to the estate of the Participant or such Participant’s Beneficiary, the cash payment or number of Common Shares such Participant would have been entitled to.

Article 6. PARTICIPANT’S ACCOUNT

6.1 Participant Accounts. The Company shall maintain or cause to be maintained in its records an Account for each Participant recording at all times the number of DSUs credited to the Participant’s Account. Upon payment in satisfaction of DSUs in accordance with Article 5 above, the Participant’s entitlement to receive any and all amounts in respect of DSUs so paid shall be fully discharged and satisfied and such DSUs shall be cancelled and thereupon deleted from the Account of such Participant.

6.2 Quarterly Notice. The Company shall  deliver  to  each  Participant  a  quarterly  written notification of the balance of DSUs in the Participant’s Account.

Article 7. RIGHTS OF PARTICIPANTS

7.1 No Right to Employment or Service. Nothing in this Plan  nor  any action taken  hereunder shall be construed as giving a Participant the right to be retained as a Director, Officer or Employee of the Company, or giving any Participant or any other person the right to receive any benefits not expressly provided in this Plan, nor shall it interfere in any way with any other right of the Company to terminate the employment or service of any Participant at any time.

7.2 Legal Ownership of Common Shares. Under no circumstances shall DSUs be considered Common Shares nor shall they entitle any Participant to exercise voting rights or  any  other  rights  attaching to the ownership or control of Common Shares, including, without limitation, rights on  liquidation, nor shall any Participant be considered the owner of any Common Shares to be delivered under this Plan until the date of purchase or issuance of such Common Shares, as determined by the Board, for the Account of such Participant as specifically provided herein.

7.3 Prohibition on Transfer of Rights. The rights or interests of a Participant under this Plan, including the DSUs, shall not be assignable or transferable, otherwise than in case of death as set out in this Plan, and such rights or interests shall not be encumbered by any means. Any attempt to so assign, transfer or encumber any such amount, whether presently or thereafter payable, shall be void and of no force or effect.

Article 8. AMENDMENT, SUSPENSION AND TERMINATION

8.1 Amendment of Plan. This Plan may be amended at any  time  by  the  Board  in  its  sole  discretion, subject to applicable regulatory approval, (including, approval of the TSX), and  the terms  of  this Plan; provided that,  no such amendment shall, unless required by law, adversely affect the rights of   any Participant with respect to DSUs to which the Participant is then entitled under this Plan, without the consent of the Participant, and any amendment shall be such that this Plan continuously meets the  conditions and requirements of paragraph 6801(d)  of the Regulations and any applicable provincial tax  laws and regulations or any successor provisions thereto.

Americas Gold and Silver Corporation	DSU Plan

8.2 Amendments without Shareholder Approval

Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(a)	amendments to the vesting provisions of the Plan and any DSU Award Agreement;
(b)
amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the  Exchange  in  place  from  time  to  time;

(c)	amendments to the provisions of the Plan respecting administration of the Plan;
(d)	amendments to the provisions of the Plan respecting the terms and conditions on which Awards may be made pursuant to the Plan;
(e)	amendments to the Plan that are of a "housekeeping" nature; and
(f)	any other amendments, fundamental or otherwise, not requiring shareholder approval under applicable laws or applicable policies of the Exchange.

8.3 Amendments Requiring Shareholder Approval

Without limiting the generality of the foregoing, the Board may not, without the approval of the Company’s shareholders, make the following amendments to the Plan:

(a)	an increase to the Plan maximum or the number of Common Shares issuable under the Plan (including specifically to grants to non-employee Directors);
(b)	any amendment to the amendment provisions in Sections 8.2 and 8.3 of the Plan;
(c)	extension of the termination or expiry of an Award;
(d)	the removal or increase of Insider Participation Limits;
(e)	any change that would materially modify the eligibility requirements for participation in this Plan; and
(f)	any amendment that permits the assignment or transfer of a DSU other than for normal estate planning purposes.

8.4 Termination of Plan. The Board may, in its sole discretion and without the consent of any Participant, terminate the Plan at any time by giving written notice  thereof  to  each  Participant.  Following termination of the Plan, additional DSUs shall not be credited to the Accounts of Participants except pursuant to ARTICLE 4 hereof. Notwithstanding the termination of the Plan, all amounts distributable under the Plan shall be paid to the persons entitled thereto on the date on which such distributions would have been made had the Plan not been terminated.

Article 9. ADJUSTMENTS, REORGANIZATIONS AND DIVIDENDS

9.1 Capital Adjustments.

(a)
The existence of DSUs shall not affect in any way the right or power of the Company     or its shareholders to make or authorize any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution of the Company’s assets to shareholders or any other change affecting the Common Shares. However, such adjustments as are required to reflect such change shall be made with respect to each Participant’s Account, as the Committee in its discretion may deem appropriate to reflect such change.

Americas Gold and Silver Corporation	DSU Plan

(b)
In the event that  the  Company has paid any dividends  on the  Common Shares since  the credit of a DSU to a Participant Account (other than a dividend payable in Common Shares), there shall be credited to the Participant Account that number of additional DSUs equal to: (a) the product of the aggregate number of DSUs credited to the Participant Account prior to the payment of the dividend multiplied by the per share amount of such dividend (or, in the case of any dividend payable in property other than cash, the per share value of such dividend, as determined by the Board), divided by (b) the average of the bid and ask prices in respect of a Common Share on the date the dividend is declared.

(c)
In the event that the Company has paid any dividends on the Common Shares in additional Common Shares since the credit of a DSU  to a Participant Account  (other  than a cash dividend payable in Common Shares at the election of the holder),  the number of DSUs credited to the Participant Account shall be increased by a number  equal to the product of (a) the aggregate number of DSUs credited to the Participant Account prior to the payment of the dividend, multiplied by  (b)  the  number  of  Common Shares (including any fraction thereof) payable as a dividend on one Common Share.

Any additional DSU’s granted pursuant to these Sections 9.1(b) and (c) shall be settled in the same manner as determined in Article 5.

9.2 Fluctuation in Common Share Price. No amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement, and no other DSUs will be granted to  such Participants to compensate for a downward fluctuation in the  price  of  a  Common Share, nor  will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

Article 10. DESIGNATION OF BENEFICIARIES

10.1  Designation  of  Beneficiaries. Subject to applicable  law,  a Participant  may designate  in writing  one or more persons who are dependents or relations as Beneficiaries to receive any amount payable under this Plan on the death of such Participant, and may change such designations from time to time. Such designations shall be in such form and executed and filed in such manner as the Board or the Administrator may from time to time determine. If no Beneficiaries are designated, the Participant’s legal representative will receive any amount payable under this Plan.

Article 11. TAX

11.1 Tax Consequences. It is the responsibility of the Participant  to  complete  and  file  any  tax  returns which may be required under any applicable tax laws within the periods specified in those laws as    a result of the Participant’s participation in this Plan. The Company shall not be responsible for any tax consequences to the Participant as a result of the Participant’s  participation in this Plan. The Participant shall remain responsible at all times for paying any federal, provincial, local and foreign income or employment tax due with respect to any Award, and the Company shall not be liable for any interest or penalty that a Participant incurs by failing to make timely payments of tax.

11.2 Withholding Requirements. Prior to the delivery of any Common Shares or cash under this Plan, the Company shall have the power and the right to  deduct  or  withhold,  or  to  require  a Participant to remit to the Company, an amount sufficient to satisfy any federal, provincial, local and foreign taxes, pension plan contributions, employment insurance premiums and any other required  deductions (collectively referred to herein as “withholding taxes”) that the Company determines is required to be withheld to comply with applicable laws. The Company shall make any withholdings or deductions in respect of withholding taxes as required by law or the interpretation or administration thereof. The  Company shall be entitled to make arrangements to sell a sufficient number of Common Shares to  be  issued pursuant to the Plan to fund the payment and remittance of withholding taxes that are required to be deducted or withheld and any associated costs (including brokerage fees).

Americas Gold and Silver Corporation	DSU Plan

Article 12. UNSECURED PLAN

12.1  Unsecured  Plan.  Unless  otherwise  determined  by  the  Board,  this  Plan  will  at  all  times   remain unfunded and the obligations of the Company under this Plan shall be general unsecured obligations of the Company and any amounts due to Participants under this Plan shall be paid out of the general assets of the Company. The Company shall not segregate any assets  for  the purpose of funding its obligations with respect to DSUs credited hereunder. Neither the Company nor the Committee shall  be  deemed  to  be a trustee of any amounts to  be  distributed  or  paid pursuant  to  the  Plan.  No  liability  or  obligation  of the Company pursuant to the Plan  shall  be deemed to be secured by any pledge of, or encumbrance on,  any property of the Company or any Affiliate.

Article 13. COMPLIANCE WITH APPLICABLE LAWS

13.1 Compliance with Applicable Laws. Any  obligation  of  the  Company  with  respect  to  the  Common Shares in accordance with the terms of this Plan is subject  to compliance  with all applicable  laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of the Exchange. Notwithstanding any other provision of this Plan, if the Company, in its sole discretion, determines that it is not desirable or feasible to provide for the settlement of DSUs in Common Shares in accordance with Section 5.3 above, including by reason of any such laws, regulations, rules, orders or requirements, such obligation shall be satisfied by means of a cash payment determined in accordance with subsection 5.2(a) above, net of applicable withholdings. Each  Participant  shall  comply  with  all  such laws, regulations, rules, orders and requirements, and shall furnish the Company with any and all information and undertakings as may be required to ensure compliance therewith.

Article 14. GENERAL

14.1 No Representation. The Company makes no representation or warranty as to the future market of the Common Shares.

14.2 Governing Law. This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The Participants and Company hereby attorn to the jurisdiction of the courts of the Province of Ontario with respect to any and all actions in relation thereto.

14.3 Severability. If  any provision  of this  Plan is determined  to  be void  or  unenforceable in whole  or in part, such void or unenforceable provision shall be severed from the remainder of this Plan and such determination shall not affect the validity or enforceability of any other provision.

14.4 Headings. Headings are for ease of reference only and shall not affect the interpretation or construction of the provisions hereof.

14.5 Successors and Assigns. This Plan shall be binding on all successors and  assigns  of  the  Company and any Participant, including without limitation, the estate of such Participant and the executor, liquidator, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

***

Americas Gold and Silver Corporation	DSU Plan

SCHEDULE A

AMERICAS GOLD AND SILVER CORPORATION

DEFERRED SHARE UNIT AGREEMENT

This DEFERRED SHARE UNIT AGREEMENT is made effective  as of the  day of  , 20 between

AMERICAS SILVER CORPORATION (the “Company”) and the undersigned (the “Participant”), being a director who is not an employee or an officer of the Company or an Affiliate of the Company designated  pursuant to the terms of the Deferred Share Unit Plan of the Company, as may be amended from time to time (the ”Plan”). Capitalized terms used herein and not otherwise defined have the meaning given to such terms in the Plan.

In consideration for the grant of DSUs made to the Participant pursuant to the Plan (the receipt and sufficiency of which are hereby acknowledged), the Participant hereby agrees and confirms that:

1.
The Participant has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan. The Participant acknowledges, among other things,  that the Plan contains provisions relating to termination and restricting the transfer of rights or interests of Participants under the Plan.

2.
The Participant accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board,  the  Committee,  or  any  person  to  whom the Committee may delegate administrative  duties  and  powers  in  relation  to  the  Plan, which terms and content shall also apply to and be binding  on  all  successors  and assigns of the Company and the Participant, including the estate of such Participant and the executor, liquidator, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

3.
[The Participant hereby elects to receive 100% of his/her Annual Board Retainer for the remainder of the Company’s current fiscal year in the form of DSUs. For U.S. Grantees, the deferral election will be effective only with respect to remuneration payable in respect of services performed after the date the election is effective. This election shall continue to apply for all subsequent fiscal years, unless and until the Board resolves that the Annual Board Retainer not be paid in the form of DSUs. The DSUs granted hereunder will be calculated in accordance with Section 4.2(a) of the Plan with an Adjustment Factor of 1.25 to be applied to the Annual Board Retainer.]

4.
This Agreement shall be considered as part of and an amendment to the employment or service agreement between the Participant and the Company and the Participant  hereby agrees that the Participant will not make any claim under that  employment  or  service agreement for any rights or entitlement under the Plan or damages in lieu thereof, except as expressly provided in the Plan.

5.
Participants who are “insiders” of the Company are required to file an insider report under Canadian securities laws in respect of the grant of DSUs and upon future conversion of these DSUs into DSU Shares and any subsequent sales of such DSU Shares.

Americas Gold and Silver Corporation	DSU Plan

6.
In the event of any inconsistency between the terms of this Agreement  and  the Plan,  the  terms of this Agreement shall prevail to the extent that it is not inconsistent with the requirements of the Exchange.

This Agreement shall be determined in accordance with the laws of Ontario and the laws of Canada applicable therein.

Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of  the  date first above written.

AMERICAS GOLD AND SILVER CORPORATION

By:
Name: Title:
(Authorized Signing Officer)

Accepted: _________________________________, 20__

             _________________________________________________
[Name]

Americas Gold and Silver Corporation	DSU Plan

SCHEDULE B

ADDENDUM FOR DSUs GRANTED TO A U.S. GRANTEE

1)
The procedures regarding the Settlement Date outlined in Section 5.1 of the Plan do not apply to Eligible Participants to whom this U.S. Addendum applies (i.e., Eligible Participants who are U.S. Grantees). For the avoidance of doubt, U.S. Grantees are not permitted to select a redemption date under the Plan. All vested DSUs credited to a U.S. Grantee will be redeemed and paid in accordance with the Plan between a date at least six months and one day following the date that the Eligible Participant ceases to be an Eligible Participant as a result of a termination of employment and/or service as contemplated in Section 5.1, of the Plan (including as a result of a termination of employment and/or service due to long-term disability or retirement), and a date that is the earliest of (i) December 31st of the calendar year that includes the Termination Date and (ii) the 15th day of the third calendar month following the month that includes the Termination Date; based on the Market Price of the Common Shares on such date multiplied by the number of DSUs so redeemed.

2)
For the purposes of clarity of the intent to comply with paragraph 6801(d) of the Regulations made pursuant to the Income Tax Act (Canada), in no event will any payment under the Plan be made later than the end of the first calendar year commencing after such U.S. Grantee's death, retirement, or cessation of service.

3)
For purposes of U.S. Grantees subject to this Schedule B, references to cessation or termination of employment shall be construed as requiring a separation from service within the meaning of U.S. Treasury Regulation §1.409A-1(h).

4)
References to “Affiliated Entities” shall be interpreted in a manner that complies with the definitions of “service recipient” and “employer”, as applicable, under the U.S. Treasury Regulations under Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

5)	The Company shall withhold from any award and/or payment under the Plan all taxes or other amounts required to be withheld by the Company under applicable law.

6)	This Schedule B, and the Plan as it relates to U.S. Grantees, shall be interpreted and applied in a manner that complies with the requirements of Section 409A of the Code.

7)	All other provisions of the Plan shall continue to apply to the U.S. Grantees to the extent they have not been specifically modified by this U.S. Addendum.

***

Americas Gold and Silver Corporation	RSU Plan

SCHEDULE “C”

RSU PLAN

(See attached)

Americas Gold and Silver Corporation	RSU Plan

AMERICAS GOLD AND SILVER CORPORATION

RESTRICTED SHARE UNIT PLAN

Amended & Restated Effective May 17, 2022

Americas Gold and Silver Corporation	RSU Plan

Article 1	OBJECTIVES AND DEFINITIONS	1
1.1	Objectives and Definitions	1
Article 2	GRANT OF RESTRICTED SHARE UNITS	3
2.1	Grant of RSUs	3
2.2	Forfeited RSUs	4
Article 3	RESTRICTED SHARE UNITS	4
3.1	Restricted Share Unit Grants and Accounts	4
3.2	Vesting and Forfeiture	4
3.3	Payment of Benefits in Respect of Restricted Share Units	5
3.4	Dividends Paid on Shares	6
3.5	Termination of Employment	6
3.6	Maximum Number of Common Shares and Limitations	7
Article 4	ADJUSTMENTS AND MERGER AND ACQUISITION TRANSACTIONS	7
4.1	Adjustments	7
Article 5	ADMINISTRATION	8
5.1	Administration	8
5.2	Amendments	8
5.3	Termination	9
5.4	Applicable Withholding Taxes	9
5.5	Currency	9
5.6	Beneficiaries and Claims for Benefits	10
5.7	General	10
Exhibit A RESTRICTED SHARE UNIT AWARD AGREEMENT		A-1

Americas Gold and Silver Corporation	RSU Plan

AMERICAS GOLD AND SILVER CORPORATION
(the “Company”)
AMENDED & RESTATED RESTRICTED SHARE UNIT PLAN
WHEREAS effective January 30, 2015, in connection with the closing of the merger with U.S. Silver & Gold Inc., the Company adopted a Restricted Share Unit Plan which allowed for the settlement of RSUs in accordance with the Plan and Applicable Award Agreements to be made in cash; and
WHEREAS, the Board determined that RSUs granted under the Plan should be settled in either cash or Common Shares of the Company and the Plan should be amended and restated to reflect this and other required amendments.

ARTICLE 1
OBJECTIVES AND DEFINITIONS

NOW THEREFORE:

1.1	Objectives and Definitions
1.1.1	The Plan is intended as an incentive to enable the Company:
(a)
to attract and retain qualified employees, particularly at the projects of the Company and its Affiliates who may or may not participate in the Company’s stock option plan or to defer other forms of incentive compensation awarded to executives of the Company;

(b)	promote a proprietary interest in the Company and its Affiliates among such employees, and
(c)	stimulate the active interest of such persons in the development and financial success of the Company and its Affiliates.
1.1.2	In this Plan, the following terms have the following meanings:
“Account” or “Restricted Share Unit Account” has the meaning set forth in Section 3.1.1;
“Affiliate” means (i) any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in each case as determined by the Committee;
“Applicable Law” includes, without limitation, all applicable securities, corporate, tax and other laws, rules, regulations, instruments, notices, blanket orders, decision documents, statements, circulars, procedures and policies including, without limitation, the policies and by-laws of the TSX;
“Applicable Withholding Taxes” has the meaning attributed to that term in Section 5.4.1;
“Award” means an award of Restricted Share Units under this Plan;
“Award Agreement” means the agreement in writing evidencing the terms and conditions under which an Award has been granted under this Plan, substantially in the form attached hereto as Exhibit A for RSUs that are not Vested RSUs;

Americas Gold and Silver Corporation	RSU Plan

“Beneficiary” means, subject to Applicable Law, any person designated by a Participant to receive any amount payable under the Plan in the event of a Participant’s death or, failing designation, the Participant’s estate;
“Board” means the board of directors of the Company;
“Blackout Period” means the period during which the relevant Participant is prohibited from trading in any securities of the Company due to trading restrictions imposed by the Company in accordance with its trading policies;
“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;
“Common Share” means a common share without par value in the capital stock of the Company as the same are presently constituted;
“Company” means Americas Gold and Silver Corporation and its successor corporations;
“Committee” means the Corporate Governance and Compensation Committee of the Company.
“Date of Grant” of a RSU means the date such RSU is granted to a Participant under the Plan, as evidenced by an Award Agreement between the Company and the Participant;
“Director” means a member of the Board;
“Eligible Person” means employees of the Company or its Affiliates or as otherwise determined by the Committee.
“Fair Market Value” means, with respect to a Common Share on any date, the weighted average price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding that date; provided that if the Common Shares are not listed for trading on a stock exchange on such date, the Fair Market Value shall be the price per Common Share as the Committee, acting in good faith, may determine; provided, further, that the Committee may designate in any Award Agreement that Fair Market Value is to be determined using either Canadian currency or U.S. currency;
“Insider Participation Limited” has the meaning attributed to that term in Section 3.6(b);
“Original RSU” has the meaning attributed to that term in Section 3.4.1;
“Participant” means an Eligible Person who has been designated by the Company for participation in the Plan and who has agreed to participate in the Plan and to whom RSUs have or will be granted hereunder;
“Plan” means this Restricted Common Share Unit Plan as set forth herein, as the same may be amended from time to time;
“Redemption Date” has the meaning attributed to that term in Section 3.3.
“Restricted Share Unit” or “RSU” means a bookkeeping entry on the books of the Company whereby a notional unit equivalent in value to one Common Share, and designated as a Restricted Share Unit, is credited to a Participant’s Account in accordance with the terms set forth in the Plan;

Americas Gold and Silver Corporation	RSU Plan

“Restricted Share Unit Account” has the meaning set forth in Section 3.1.1;
“RSU Final Vesting Date” means, with respect to a Restricted Share Unit granted to a RSU Participant, December 31 of the calendar year which is three (3) years after the calendar year in which the service was performed in respect of which the particular Award was made;
“RSU Vesting Date” means, with respect to a Restricted Share Unit granted to a Participant, the date determined in accordance with Section 3.2.1;
“Termination Date” of a Participant means the earlier of
(i)	the date of the Participant’s death; and
(ii)
the date of the termination of the Participant’s employment with the Company and/or any Affiliate for any reason whatsoever, being the Participant’s last day of actual and active employment, without regard to any period of notice or pay in lieu of notice which follows the Participant’s last day of actual and active employment,

“Section 409A” means section 409A of the Code;
“Tax Act” means the Income Tax Act (Canada), as amended.
“TSX” means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board;
“US Taxpayer” means a Participant whose compensation from the Company is subject to Section 409A; and
“Vested Restricted Share Unit” or “Vested RSU” has the meaning attributed to that term in Section 3.2.3.
In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

ARTICLE 2
GRANT OF RESTRICTED SHARE UNITS

2.1	Grant of RSUs

2.1.1
Subject to the terms of the Plan, the Board may make grants of Restricted Share Units to Eligible Persons who are, in the opinion of the Board, in a position to contribute to the success of the Company or any of its Affiliates or who, by virtue of their service to the Company or any predecessors thereof or to any of its Affiliates, are in the opinion of the Board, worthy of special recognition, or as a means of cash conservation by granting such Eligible Persons Restricted Share Units in lieu of incentive cash compensation. Except as may be otherwise set out in this Plan, the granting of RSUs is entirely discretionary. Nothing in this Plan shall be deemed to give any person any right to participate in this Plan or to be granted an Award and the designation of

Americas Gold and Silver Corporation	RSU Plan

any Award in any year or at any time shall not require the designation of such person to receive an Award in any other year or at any other time. The Committee and/or the Board shall consider such factors as it deems pertinent in selecting participants and in determining the amounts and terms of their respective Awards.
2.1.2
All grants of Restricted Share Units under this Plan will be evidenced by Award Agreements. Any one executive officer of the Company is authorized and empowered to execute and deliver, for and on behalf of the Company, an Award Agreement to each Participant.

2.2	Forfeited RSUs
2.2.1
Unless otherwise approved by the Board and provided for in the applicable Award Agreement, no Participant shall have any entitlement to receive any payment in respect of any RSUs which have been forfeited under this Plan, by way of damages, payment in lieu or otherwise.

ARTICLE 3
RESTRICTED SHARE UNITS
3.1	Restricted Share Unit Grants and Accounts
3.1.1
An Account, to be known as a “Restricted Share Unit Account”, shall be maintained by the Company for each Participant who has been granted Restricted Share Units by way of a bookkeeping entry in the books of the Company. On each Date of Grant, the Account will be credited with the Restricted Share Units granted to a Participant on that date. The Restricted Share Units credited to the Participant’s Restricted Share Unit Account will be cancelled as of the applicable Redemption Date.

3.1.2
The establishment of the Plan in respect of Restricted Share Units shall be an unfunded obligation of the Company. Neither the establishment of the Plan in respect of Restricted Share Units nor  the grant of any Restricted Share Units shall be deemed to create a trust. Amounts payable to any Participant under the Plan in respect of Restricted Share Units shall be a general, unsecured obligation of the Company. The right of the Participant or Beneficiary to receive payment pursuant to the Plan in respect of Restricted Share Units shall be no greater than the right of other unsecured creditors of the Company.

3.2	Vesting and Forfeiture
3.2.1
Subject to Section 3.2.2 and unless otherwise approved by the Board and provided for in the applicable Award Agreement, a Restricted Share Unit granted under this Plan shall vest on the third anniversary of the Date of Grant provided; however, that all Restricted Share Units granted under a particular Award carrying a different vesting schedule shall vest on or before the RSU Final Vesting Date for such Restricted Share Units. It being understood the value of both Vested RSUs and unvested RSUs shall fluctuate with the value of the underlying Common Shares, nothing in this Plan shall be construed to give any Participant any right to a guaranteed minimum value of a particular RSU, whether at the time of grant, vesting, payment or any other time.

3.2.2
If any Blackout Period, would apply at any particular time to prevent payment in respect of a Restricted Share Unit pursuant to Section 3.3.1 to be made on or before the RSU Final Vesting Date for such Restricted Share Unit, then the RSU Vesting Date for such Restricted Share Unit will be accelerated by the Board by up to ten (10) business days after the lifting of the relevant Blackout Period provided such payment is made on or before the RSU Final Vesting Date for such Restricted Share Unit.

Americas Gold and Silver Corporation	RSU Plan

3.2.3
All Restricted Share Units recorded in a RSU Participant’s Restricted Share Unit Account which have vested in accordance with this Plan or as provided for in the applicable respective Award Agreement and are not forfeited hereunder by the Participant are referred to herein as “Vested Restricted Share Units” or “Vested RSUs”.

3.2.4
For greater certainty, no RSU Participant nor any Beneficiary or other person claiming through a RSU Participant shall be entitled to any benefit hereunder in respect of any Restricted Share Units that are not Vested Restricted Share Units.

3.2.5
Notwithstanding anything else herein contained, the Company may, in its discretion, at any time permit the acceleration of the RSU Vesting Date, all in the manner and on the terms as may be authorized by the Board.

3.3	Payment of Benefits in Respect of Restricted Share Units
3.3.1
Unless otherwise approved by the Board and provided for in the applicable Award Agreement, payment in redemption of an Award of a Restricted Share Unit granted to a RSU Participant shall become payable on each RSU Vesting Date for such Restricted Share Unit and redeemed in accordance with Section 3.3.2; provided, however that all payments under a particular Award shall be made on or before the RSU Final Vesting Date for such Restricted Share Unit (the “Redemption Date”).

3.3.2
Subject to the provisions of this Article 3, on the Redemption Date with respect to a RSU Participant, the Company shall, in satisfaction of its obligations hereunder and in its sole discretion, either:

(a)
pay to the Participant, or Participant’s Beneficiaries, on the Redemption Date a lump sum cash payment, net of any Applicable Withholding Taxes, equal to the number of RSUs credited to his or her Participant Account as of the Redemption Date multiplied by the Fair Market Value of one Common Share on the Redemption Date; or

(b)
subject to Section 3.3.3 herein, deliver to the Participant, or to the Participant’s Beneficiaries, on the Redemption Date that number of Common Shares equal to the whole number of RSUs credited to his or her Participant Account as of the Redemption Date, plus a cash settlement of any fraction of a RSU, provided that the Company shall be entitled to sell a portion of the Common Shares to fund payment of applicable taxes and any associated costs as contemplated in Section 5.4 herein.

The Participant shall have no further entitlement under the Plan upon receipt of the lump sum cash payment referred to in Section 3.3.2(a) or Common Shares (and where applicable, cash in lieu of fractional Common Shares) under Section 3.3.2(b).
3.3.3	Settlement of RSUs with Common Shares:
(a)
In order to satisfy its settlement obligation where the Company has, subject to TSX approval, elected to deliver Common Shares on a Redemption Date, the Company, at the discretion of the Board may elect to obtain Common Shares in respect of a Participant's entitlement through the facilities of the TSX in accordance with the by-laws, regulations and policies of the TSX and Applicable Law or issue such Common Shares from treasury.

(b)	Any entitlement to fractional Common Shares shall be paid in cash based on the Fair Market Value of one Common Share on the Redemption Date, less any Applicable

Americas Gold and Silver Corporation	RSU Plan

Withholding Taxes.
(c)	If the Company elects to deliver Common Shares on a Redemption Date, the Company shall pay all fees and commissions arising in connection with the purchase of such Common Shares by the Company.
3.3.4
If payment in respect of an Award of a Restricted Share Unit granted to a Participant shall become payable to any US Taxpayer, the payment in redemption of such Award shall be made no later than two and a half months after the end of the Participant’s first taxable year in which the right to the payment is no longer subject to a substantial risk of forfeiture, such that all payments are exempt from application of Section 409A.

3.4	Dividends Paid on Shares
3.4.1
Subject to Section 3.4.2, in the event the Company pays a dividend on the Common Shares subsequent to the granting of an Award, the number of Restricted Share Units relating to such Award (the “Original RSU”) shall be increased by an amount equal to:

(a)
the product of: (i) the aggregate number of Original RSUs held by the Participant on the record date for such dividend; and (ii) the per Common Share amount of such dividend (or, in the case of any dividend payable in property other than cash, the per Common Share Fair Market Value of such property as determined by the Committee); divided by

(b)	the Fair Market Value of a Common Share calculated as of the date on which the dividend is declared.
3.4.2
In the event that the Company pays a dividend on the Common Shares in additional Common Shares, the number of Original RSUs shall be increased by a number equal to the product of: (a) the aggregate number of Original RSUs held by the Participant on the record date of such dividend; and (b) the number of Common Shares (including any fraction thereof) payable as a dividend on one Common Share.

3.5	Termination of Employment
3.5.1
Subject to the Board’s discretion to accelerate vesting under Section 3.2.5 and the provisions of any applicable Award Agreement, upon the Participant incurring a Termination Date prior to the RSU Vesting Date, all Restricted Share Units previously credited to such RSU Participant’s Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the Participant’s Termination Date shall be terminated and forfeited as of such Termination Date.

3.5.2
If the relationship of the Participant with the Company is terminated for any reason prior to the vesting of the Restricted Share Units, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the RSU Participant’s rights shall be strictly limited to those provided for in this Section 3.5, or as otherwise provided in the applicable Award Agreement between the Participant and the Company. Unless otherwise specifically provided in writing, the Participant shall have no claim to, or in respect of, any Restricted Share Units which may have or would have vested had due notice of termination of employment been given, nor shall the RSU Participant have any entitlement to damages or other compensation or any claim for wrongful termination or dismissal in respect of any Restricted Share Units or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given.

Americas Gold and Silver Corporation	RSU Plan

3.6	Maximum Number of Common Shares and Limitations.

(a)
The number of Common Shares issuable under the Plan combined with the number of Common Shares issuable under all full-value security -- based compensation arrangements of the Company and all security-based compensation arrangements of the Company, shall not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares as at the date of such Award.

(b)
Notwithstanding anything else contained herein, the number of Common Shares of the Company which are (i) issuable at any time, and (ii) issued within any one year period, to insiders (as such term is defined in Part 1 of the TSX Company Manual) of the Company pursuant to the terms of the Plan and under any other security-based compensation arrangement, shall not exceed 10% of the Company’s total issued and outstanding Common Shares (subject to the aforesaid 5% sub-limit applicable under all full-value security-based compensation arrangements of the Company) (the “Insider Participation Limit”).

ARTICLE 4
ADJUSTMENTS AND MERGER AND ACQUISITION TRANSACTIONS
4.1	Adjustments
4.1.1
Appropriate adjustments to this Plan and to Awards shall be made, and shall be conclusively determined, by the Committee to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations, reorganizations or reclassifications of the Common Shares, the payment of stock dividends by the Company (other than dividends in the ordinary course) or other changes in the capital of the Company. Any dispute that arises at any time with respect to any such adjustment will be conclusively determined by the Committee, and any such determination will be binding on the Company, the Participant and all other affected parties.

4.1.2
The grant of any Awards under this Plan will in no way affect the Company’s right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction. For avoidance of doubt, in the event of any reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Common Shares or other securities of the Company or any other similar corporate transaction or event involving the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Committee or the Board may, in its sole discretion, provide for any of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs):

(a)
either (i) termination of any such Award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights (and, for the avoidance of doubt, if, as of the date of the occurrence of the transaction or event, the Committee or the Board determines in good faith that no amount would have been attained upon the realization of the Participant’s rights, then such Award may be terminated by the Company without any payment) or (ii) the replacement of such Award with other rights or property selected by the Committee or the Board, in its sole discretion; or

(b)
that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices.

Americas Gold and Silver Corporation	RSU Plan

4.1.3
No adjustment provided for in this Article 4 will require the Company to issue a fractional share in respect of any or other Awards and the adjustment with respect to each Award will be limited accordingly.

ARTICLE 5
ADMINISTRATION

5.1	Administration

5.1.1
The Plan will be administered by the Committee. Notwithstanding the existence of the Committee, the Board itself will retain independent and concurrent power to undertake any action hereunder delegated to the Committee, whether with respect to the Plan as a whole or with  respect to individual RSUs granted or to be granted under the Plan.

(a)
Subject to the limitations of the Plan, the Committee shall have full power to grant Awards, to determine the terms, limitations, restrictions and conditions respecting such Awards and to settle, execute and deliver Award Agreements and bind the Company accordingly, to interpret the Plan and to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of the Plan.

(b)
The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee in the interpretation and administration of the Plan shall lie within its absolute discretion and shall be final, conclusive and binding on all parties concerned. No individual shall be liable for anything done or omitted to be done by such individual or any other individual, in connection with the performance of any duties under the Plan, except those which arise from such individual’s own willful misconduct or as expressly provided by statute.

(c)
The determination by the Committee of any question which may arise as to the interpretation or implementation of the Plan or any of the RSUs granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

5.1.2
The Committee may delegate to one or more officers or Directors of the Company, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion, the authority to grant Awards; provided, however, that the Committee shall not delegate such authority in such a manner as would contravene the by-laws, regulations and policies of the TSX or any applicable limitations under Applicable Law.

5.1.3	All costs and expenses of administering the Plan will be paid by the Company.
5.2	Amendments
5.2.1
This Plan may be amended at any time by the Board in  its  sole  discretion,  subject  to  applicable regulatory approval, (including, approval of the TSX), and the terms of this Plan; provided that, no such amendment shall, unless required by law, adversely affect the rights of  any Participant with respect to RSUs to which the Participant is then entitled under this Plan,  without the consent of the Participant, and any amendment shall be such that this Plan continuously meets the conditions and requirements of Applicable Law.

5.2.2	Without limiting the generality of the foregoing, the Board may make the following amendments

Americas Gold and Silver Corporation	RSU Plan

to the Plan, without obtaining shareholder approval:
(a)	amendments to the vesting provisions of the Plan and any Award Agreement;
(b)
amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the Applicable Laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(c)	amendments to the provisions of the Plan respecting administration of the Plan;
(d)	amendments to the provisions of the Plan respecting the terms and conditions on which Awards may be made pursuant to the Plan;
(e)	amendments to the Plan that are of a “housekeeping” nature; and
(f)	any other amendments, fundamental or otherwise, not requiring shareholder approval under Section 5.2.3, Applicable Laws or applicable policies of the TSX.
5.2.3	Without limiting the generality of the foregoing, the Board may not, without the approval of the Company’s shareholders, make the following amendments to the Plan:
(a)	an increase to the Plan maximum or the number of Common Shares issuable under the Plan;
(b)	any amendment to the amendment provisions in Sections 5.2.2 and 5.2.3 of the Plan;
(c)	extension of the termination or expiry of an Award;
(d)	the removal or increase of Insider Participation Limits;
(e)	any change that would materially modify the eligibility requirements for participation in this Plan; and
(f)	any amendment that permits the assignment or transfer of a RSU other than for normal estate planning purposes.
5.3	Termination.
5.3.1
The Board may, in its sole discretion and without the consent of any Participant, terminate the Plan at any time by giving written notice thereof to each Participant. Following termination of the Plan, additional RSUs shall not be credited to the Accounts of Participants except pursuant to Article 3 hereof. Notwithstanding the termination of the Plan, all amounts distributable under the Plan shall be paid to the persons entitled thereto on the date on which such distributions would have been made had the Plan not been terminated.

5.4	Applicable Withholding Taxes.

5.4.1
Prior to the delivery of any Common Shares or cash under this Plan, the  Company  shall  have  the power and the right to deduct or withhold, or to require a Participant to remit to  the Company, an amount sufficient to satisfy any federal, provincial, local and  foreign  taxes, pension plan contributions, employment insurance  premiums  and  any  other  required deductions (collectively referred to herein as “Applicable Withholding Taxes”) that the Company determines is required to be withheld to comply with applicable laws. The Company shall make any withholdings or deductions in respect of Applicable Withholding Taxes as required by law or the interpretation or administration thereof. The Company shall be entitled to make arrangements to sell a sufficient number of Common Shares to be issued pursuant to the Plan to fund the payment and remittance of Applicable Withholding Taxes that are required to be deducted or withheld and any associated costs (including fees).

5.5	Currency
5.5.1	All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

Americas Gold and Silver Corporation	RSU Plan

5.6	Beneficiaries and Claims for Benefits
5.6.1
Subject to the requirements of Applicable Law, a Participant shall designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Committee or the Board may from time to time determine.

5.7	General
5.7.1
Nothing contained in the Plan shall prevent the Company or any of its Affiliates from adopting or continuing in effect other compensation arrangements (subject to shareholder approval if such approval is required by TSX) and such arrangements may be either generally applicable or applicable only in specific cases.

5.7.2
The validity, construction and effect of the Plan, the grants of Awards, any rules and regulations relating to the Plan and Award Agreement, and all determinations made and actions taken pursuant to the Plan, shall be governed by and determined in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

5.7.3
If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person, or RSU and the remainder of the Plan and any such Award Agreement shall remain in full force and effect.

5.7.4
Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any of its Affiliates and a Participant or any other person.

5.7.5
Headings are given to the sections of the Plan solely as a convenience to facilitate reference.  Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

5.7.6
The Plan shall enure to the benefit of and be binding upon the Company and its successors and assigns. The interest of any Participant under the Plan in any RSU shall not be transferable or alienable by the Participant either by pledge, assignment or in any other manner whatever, otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death; and after the Participant’s lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary.

5.7.7
Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Company with respect to any Common Shares reserved for the purpose of any Award, including for greater certainty, no Award shall confer any entitlement as to dividends or voting rights on a Participant until the date of purchase or issuance of such Common Shares, as determined by the Board, for the Account of such Participant as specifically provided herein.

5.7.8
Neither designation as a Participant nor the grant of any RSUs to any Participant entitles any Participant to any additional grant of any RSUs under the Plan. Neither the Plan nor any action taken hereunder shall interfere with the right of the Company to terminate a Participant’s employment, if applicable, at any time. Neither any period of notice, if any, nor any payment in

Americas Gold and Silver Corporation	RSU Plan

lieu thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

***

Americas Gold and Silver Corporation	RSU Plan

Exhibit A
RESTRICTED SHARE UNIT AWARD AGREEMENT
[Unvested]

Name of Participant:

U.S. SSN or TIN of Participant, if applicable:

Non-U.S. Tax ID No., if applicable

Residence Address of Participant:

Total Number of Restricted Share Units:

Date of Grant (actual date of issuance):

THIS AGREEMENT, dated as of the Date of Grant, between Americas Gold and Silver Corporation (the “Company”), and the participant named above (the “Participant”), is entered into pursuant to the Americas Gold and Silver Corporation Restricted Share Unit Plan (as amended from time to time, the “Plan”). All capitalized terms used but not otherwise defined herein shall have the meanings given them in the Plan.

WHEREAS, the Company has adopted and maintains the Plan to promote the interests of the Company by providing officers, employees or consultants providing services to, or for the benefit of, the Company with an appropriate incentive to encourage them to continue providing such services and to improve the growth and profitability of the Company; and

WHEREAS, the Company desires to grant, and the Participant desires to accept, Restricted Share Units under the Plan in accordance with the terms and conditions of this Award Agreement and the Plan.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.1
Grant of Restricted Share Units. Pursuant to, and subject to, the terms and conditions set forth herein and in the Plan, the Company hereby grants to the Participant the number of Restricted Share Units specified above.

1.2	Date of Grant. The Restricted Share Units are hereby granted on and effective as of the Date of Grant specified above.
1.3	Vesting. Restricted Share Units issued under the Plan shall vest as provided in the Plan.
1.4	Entitlement of the Restricted Share Units. Payment in respect of a Vested Restricted Share Units shall be made as provided in the Plan.

Americas Gold and Silver Corporation	RSU Plan

1.5
Incorporation of Plan. All terms, conditions and restrictions of the Plan are incorporated herein and made part hereof as if stated herein. If there is any conflict between the terms and conditions of the Plan and this Award Agreement, the terms and conditions of the Plan, as interpreted by the Committee, shall govern. The Participant hereby acknowledges receipt of  a true copy of the Plan and that the Participant has read the Plan carefully and fully understands its content. The Participant hereby acknowledges that, subject to the powers and limitations established by the Board, all decisions, determinations and interpretations of the Committee in respect of the Plan, this Award Agreement and the Restricted Share Units evidenced hereby shall be final and conclusive.

Americas Gold and Silver Corporation	RSU Plan

1.6	Tax. Participant should consult his or her own tax advisor regarding the U.S. or Canadian federal, state and local, and foreign tax consequences of participation in the Plan.
1.7
Termination of Employment. Without limiting the generality of the foregoing, the Participant hereby acknowledges and agrees that all Restricted Share Units previously credited to the Participant’s Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the Participant’s Termination Date shall be terminated and forfeited by the Participant as of such Termination Date. For the purposes of the Plan,  the Participant’s Termination Date shall be the earlier of (i) the date of the Participant’s  death, or (ii) the date of termination of the Participant’s employment with the Company and/or any Affiliate for any reason whatsoever, being the Participant’s last day of actual and active employment, without regard to any period of notice or pay in lieu of notice which follows the Participant’s last day of actual and active employment.

1.8
Miscellaneous. This Agreement shall be governed by, and shall be construed and administered according to, the laws of the Province of Ontario, without reference to principles of conflicts of law. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its duly authorized officer and the Participant has signed this Award Agreement on his or her own behalf, thereby representing that he or she has carefully read and understands this Award Agreement and the Plan, as of the date first written above.

AMERICAS GOLD AND SILVER CORPORATION

By:
Name:
Title:

[Participant Signature]

Americas Gold and Silver Corporation	Stock Option Plan

SCHEDULE “D”

STOCK OPTION PLAN

(See attached)

Americas Gold and Silver Corporation	Stock Option Plan

AMERICAS GOLD AND SILVER CORPORATION

AMENDED AND RESTATED STOCK OPTION PLAN

Effective May 15, 2019

Americas Gold and Silver Corporation	Stock Option Plan

1.	GENERAL PROVISIONS

1.1	Interpretation

For the purpose of this Plan, the following terms shall have the following meanings:

(a)
“Administrator” means, initially, the secretary of the Corporation and thereafter shall mean such Director, officer or employee of the Corporation as may be designated from time to time, as Administrator by the Board or an authorized committee of the Board;

(b)	“Associate” has the meaning ascribed to that term under subsection 1(1) of the Securities Act (Ontario);

(c)	“Board” means the board of directors of the Corporation;

(d)	“Certificate” means a certificate, substantially in the form set out as Schedule “A” hereto, evidencing an Option;

(e)
“Change of Control” means a bona fide takeover offer is made to a Participant or to shareholders generally or to the Corporation, which includes among other transactions (i) an offer to acquire shares of the Corporation which, if successful, would result in the offeror exercising control over the Corporation within the meaning of subsection 1(3) of the Securities Act (Ontario) (as amended from time to time), or (ii) the completion of a business combination transaction involving the Corporation under which, following such Transaction, the shareholders of the Corporation hold less than 50% of the total voting securities of the resulting or successor corporation following such completion;

(f)	“Common Shares” means the common shares without par value of the Corporation as currently constituted;

(g)
“Consultant” means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation or any of its Subsidiaries has a contract for services who is approved for participation in the Plan by the Board and for whom there exists an exemption from applicable prospectus requirements permitting the granting of an Option;

(h)	“Corporation” means Americas Gold and Silver Corporation;

(i)	“Director” means a member of the Board;

(j)	“Effective Date” means April 18, 2019;

(k)	“Eligible Person” means, subject to all applicable laws, any Director, officer, employee (whether part-time or full-time), or Consultant of the Corporation or any of its Subsidiaries;

(l)	“Exchange” means the Toronto Stock Exchange or the NYSE American LLC, as applicable, or if the Common Shares are not listed on the Toronto Stock Exchange or the NYSE

Americas Gold and Silver Corporation	Stock Option Plan

American LLC, such other stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on any stock exchange, then on the over-the-counter market;

(m)	“Exercise Notice” means the notice respecting the exercise of an Option, in substantially the form set out as Schedule “B” hereto, duly executed by the Option Holder;

(n)	“Insider” means:

(i)
an insider as defined under subsection 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and

(ii)	an Associate of any person who is an insider by virtue of (i) above:

(o)	“Non-Executive Director” means any Director of the Corporation who is not an employee or officer of the Corporation or any Affiliate;

(p)	“Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(q)	“Original Stock Option Plan” means the Stock Option Plan of the Corporation with an effective date of May 1, 2007.

(r)	“Outstanding Issue” is determined on the basis of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the share issuance or grant of Option in question;

(s)	“Participant” means Eligible Persons to whom Options have been granted;

(t)	“Personal Representative” means:

(i)	in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of a Participant who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Participant;

(u)	“Plan” means this Amended and Restated Stock Option Plan of the Corporation;

(v)
“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to Eligible Persons, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(w)	“Subsidiary” means an issuer that is controlled by another issuer, within the meaning of subsections 1(3) and 1(4) of the Securities Act (Ontario); and

Americas Gold and Silver Corporation	Stock Option Plan

(x)	“Termination Date” means the date on which a Participant ceases to be an Eligible Person in any capacity.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

This Plan is established under and the provisions of the Plan shall be interpreted and construed in accordance with the laws of British Columbia.

1.2	Purpose

The purpose of the Plan is to advance the interests of the Corporation by (i) providing Eligible Persons with additional incentive, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation, (iv) encouraging the Eligible Persons to remain with the Corporation or its Subsidiary Companies, and (v) attracting new Eligible Persons.

1.3	Administration

(a)
This Plan shall be administered by the Board or a committee of the Board duly authorized for this purpose by the Board and consisting of not less than three Directors, as assisted by the Administrator. If a committee is authorized for this purpose, all references to the Board will be deemed to be references to the committee.

(b)	Subject to the limitations of the Plan, the Board shall have the authority:

(i)	to grant options to purchase Common Shares to Eligible Persons;

(ii)	to determine the terms, limitations, restrictions and conditions respecting such grants;

(iii)	to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(iv)
to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with Section 1.6 hereof, as it may deem necessary or advisable.

(c)
The interpretation by the Board or an authorized committee of the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Participant. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

Americas Gold and Silver Corporation	Stock Option Plan

1.4	Shares Reserved

(a)
The number of Common Shares issuable under the Plan combined with the number of Common Shares issuable under all security-based compensation arrangements of the Corporation shall not exceed 10% of the issued and outstanding Common Shares as at the date of such award.

(b)
(i) The maximum aggregate number of Common Shares reserved for issuance to all Non- Executive Directors under the Plan and all other security-based compensation arrangements of the Corporation shall not exceed 1% of the total number of Common Shares then issued and outstanding; (ii) the maximum value of Options granted under this Plan to any Non-Executive Director in a one-year period shall not exceed $100,000, and (iii) the maximum aggregate value of all awards granted under the Plan to any Non- Executive Director in a one-year period combined with the value of all grants under other security-based compensation arrangements of the Corporation in such one-year period shall not exceed $150,000. The foregoing limitations do not apply to grants made in lieu of directors’ fees payable in cash.

(c)
Notwithstanding anything else contained herein, the number of Common Shares of the Corporation which are (i) issuable at any time, and (ii) issued within any one year period, to insiders (as such term is defined in Part 1 of the TSX Company Manual) of the Corporation pursuant to the terms of the Plan and under any other security-based compensation arrangement, shall not exceed 10% of the Corporation’s total issued and outstanding Common Shares.

(d)
Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan. No fractional shares shall be issued. Reference should be made to Section 1.8(d) for the manner in which fractional share values shall be treated.

1.5	Amendment and Termination

(a)
The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required Exchange or shareholder approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan, shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

(b)
With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner, to the extent that the Board would have had the authority to initially grant such Option as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the Exchange, if required.

Americas Gold and Silver Corporation	Stock Option Plan

(c)
Pursuant to the policies of the Exchange and without limiting the generality of the foregoing, the Board, subject to Section 1.5(d), may make the following amendments to the Plan or an Option granted under the Plan, as applicable, without obtaining approval of any shareholder of the Corporation:

(i)
amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with applicable laws and regulatory requirements, including the requirements of the Exchange, in place from time to time;

(ii)	amendments to the provisions of the Plan respecting administration of the Plan;

(iii)	amendments to the provisions of the Plan respecting the terms and conditions on which Options may be granted pursuant to the Plan, including the vesting schedule;

(iv)	the addition of, and subsequent amendment to, any financial assistance provision;

(v)	amendments to the termination provisions of Options or the Plan which do not entail an extension beyond the original expiry date;

(vi)	the addition of a cashless exercise feature, payable in cash or securities;

(vii)
amendments ensuring that the Options granted under the Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which a Participant to whom an Option has been granted may from time to time be resident or a citizen;

(viii)	amendments to the Plan that are of a “housekeeping” nature; and

(ix)	any other amendments not requiring shareholder approval under applicable laws or the requirements of the Exchange.

(d)	The Board may not, without the approval of the Corporation’s shareholders, make amendments to the Plan or an Option granted under the Plan with respect to the following:

(i)	an increase to the maximum number or percentage of securities issuable under the Plan;

(ii)	a reduction in the exercise price of an outstanding Option or other entitlements under the Plan;

(iii)	any cancellation and reissue of Options or other entitlements;

(iv)	any change to the definition of “Eligible Person” set out in Section 1.1(k) where such change may permit Non-Executive Directors to participate on a discretionary basis under the Plan;

Americas Gold and Silver Corporation	Stock Option Plan

(v)	an amendment to the prohibition on transferring or assigning Options under the Plan set out in Section 2.3(d);

(vi)	an amendment to the amendment provisions in this Section 1.5 so as to increase the ability of the Board to amend the Plan without the approval of the Corporation’s shareholders;

(vii)	an amendment that extends the term of Options beyond their original expiry; and

(viii)	any changes to the limits set out in Section 1.4.

(e)
Notwithstanding the foregoing, no amendment to the Plan which, pursuant to: (i) applicable securities laws and the regulations and rules promulgated thereunder; (ii) any rules and regulations of the Exchange or consolidated stock price reporting system on which prices for the Common Shares are quoted at any time; or (iii) any other applicable laws, rules and regulations of any jurisdiction requiring action by the shareholders, requires action by the shareholders may be made without obtaining, or being conditioned upon, shareholder approval.

(f)
If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect as long as any Option remains outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or to any outstanding Option that the Board would have been entitled to make if the Plan were still in effect.

1.6	Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to issue and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulation of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws and, if deemed necessary or expedient by the Board, the certificates representing the Common Shares issued upon the exercise of Options shall have a legend pertaining to such restriction.

Americas Gold and Silver Corporation	Stock Option Plan

1.7	Effective Date

This Plan is effective as of the Effective Date and supersedes and replaces the Original Stock Option Plan. All options outstanding as of the Effective Date under the Original Stock Option Plan shall be deemed to be outstanding under this Plan.

1.8	Miscellaneous

(a)	Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required regulatory or shareholder approval.

(b)
Nothing contained in the Plan nor in any Option granted thereunder shall be deemed to give any Participant any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

(c)
The Plan does not give any Eligible Person the right or obligation to become or to continue to serve as a director, officer, Consultant, or employee, as the case may be, of the Corporation or any of its Subsidiaries. The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Corporation or any of its Subsidiaries other than as specifically provided for in the Plan.

(d)
No fractional Common Shares shall be issued upon the exercise of Options and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(e)
The grant of an Option shall be conditional upon the Eligible Person to whom the Option is granted completing, signing and delivering to the Corporation all documents as may be required by the regulatory authorities having jurisdiction.

2.	OPTIONS

2.1	Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitation, restrictions and conditions, if any, in addition to or in variation of those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the exercise of the Option or the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited, with the discretion in the Board to modify or rescind such restrictions in the event of certain corporate developments including but not limited to a takeover bid, reorganization, merger, change in capital or amalgamation. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

Americas Gold and Silver Corporation	Stock Option Plan

2.2	Option Price

The Board shall establish the option exercise price at the time each Option is granted, which shall in all cases be not less than the closing price of the Common Shares on the Exchange immediately preceding the date of grant.

2.3	Exercise of Options

(a)	Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board.

(b)
An Option may be exercised only by the Participant or the Personal Representative of any Participant. An Option may be exercised, in whole or in part (subject to any applicable exercise restrictions), at any time or from time to time up to 4:30 p.m. (Toronto time) on its expiry date by delivering to the Administrator an Exercise Notice, the applicable Certificate and a cheque, bank draft or wire transfer payable to the Corporation in an amount equal to the aggregate exercise price of the Common Shares to be purchased pursuant to the exercise of the Option.

(c)
As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Participant a certificate for the Common Shares so purchased. If the number of Common Shares so purchased is less than the number of Common Shares subject to the Certificate surrendered, the Administrator shall forward a new Certificate to the Participant concurrently with delivery of the aforesaid share certificate for the balance of the Common Shares available under the Option.

(d)	Subject to Section 2.3(e)(ii), Options shall not be transferable or assignable, in whole or in part.

(e)	Subject to Section 2.3(a) and except as otherwise determined by the Board:

(i)
if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable on or before the earlier of the expiry date of the Option and 90 days after the Termination Date. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or is entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant; and

(ii)
if a Participant dies while an Eligible Person, the legal representative of the Participant may exercise the Participant’s Options on or before the earlier of the expiry date of the Option and the date that is twelve months after the date of the Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death.

Americas Gold and Silver Corporation	Stock Option Plan

(f)
In lieu of paying the aggregate exercise price to purchase Common Shares as contemplated in Section 2.3 (b), the Participant may elect to receive, without payment of cash or other consideration except as required by Section 2.8, upon surrender of the applicable portion of a then vested and exercisable Option to the Corporation at the address set out in Schedule B, a number of Common Shares determined in accordance with the following formula (a “Cashless Exercise”):

A = B (C – D)/C,

where:

A = the number of Common Shares to be issued to the Participant pursuant to this Section 2.3 (f);

B = the number of Common Shares otherwise issuable upon the exercise of the Option or portion of the Option being exercised;

C = the closing price of the Common Shares on the Exchange immediately preceding the date of delivery of the written Exercise Notice referred to in Section 2.3 (b); and D = the exercise price of the Option.
For greater certainty, upon the Cashless Exercise of an Option (or portion thereof), the total number of Common Shares that may be issued pursuant to the exercise of Options under the Plan, as set forth in Section 1.4, shall be reduced by the total number of Common Shares with respect to which the Option (or portion thereof) was surrendered.

2.4	Adjustment to Shares

(a)
Subject to the policies, rules and regulations of any lawful authority having jurisdiction (including any exchange with which the Common Shares are listed for trading), the number of Common Shares in respect of which options may be granted under the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the Common Shares and, in the event of any such subdivision or consolidation, an appropriate adjustment shall be made so as to change the number of Common Shares deliverable upon the exercise of the unexercised portion of any option theretofore granted, without change in the total price applicable to the unexercised portion of any option but with the corresponding adjustment in the price for each Common Share covered thereby.

(b)	In the event the Corporation is re-organized, amalgamated or merged with or consolidated into another corporation or in the event there is a change in control of the

Americas Gold and Silver Corporation	Stock Option Plan

Corporation, the Board may make such provisions as it deems appropriate for the exercise of outstanding options or continuance of outstanding Options to prevent any increase or decrease in the number of Common Shares deliverable upon their exercise.

2.5	Effect of Take-Over

In the event of a proposed Change of Control, any Option held by any Participant that is not fully vested on the date that the Change of Control occurs shall, subject to the approval of each applicable regulatory authority or Exchange and subject to the provisions of any other written agreement between the Participant and the Corporation, if applicable, vest immediately prior to the Change of Control, and all Options held by the Participant shall be immediately exercisable within a 30-day period following the Change of Control regardless of the expiry date. Upon expiration of such 30-day period, all rights of the Participant to the Option or to exercise same (to the extent not theretofore exercised) shall terminate and cease to have further force or effect whatsoever. Alternatively, the Corporation may also or instead determine in its sole discretion that all such outstanding Options may be purchased, including by the Corporation (or any of its affiliates), for an amount per Option equal to the Transaction Price (as defined below), less the applicable exercise price, as of the date such transaction is determined to have occurred or as of such other date prior to the transaction closing date as the Board may determine in its sole discretion. For purposes of this paragraph, “Transaction Price” means the fair market value of a Common Share based on the consideration payable in the applicable transaction as determined by the Board. For the purposes of this paragraph, if the cash and/or other consideration that the Participant is entitled to receive after deducting the amount that the Participant would have been required to pay to the Corporation on exercise of Options, if applicable, is not greater than zero, the Options shall be cancelled for no additional consideration.

2.6	Incorporation of Terms of Stock Option Plan

Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of each Certificate representing an Option granted under this Stock Option Plan.

2.7	Extension of Expiry Date of Stock Options Due to a Blackout Period

The expiry date of outstanding Options held by Participants which may expire during a restricted trading period imposed by the Corporation in accordance with applicable securities laws (a “Blackout Period”), or within 10 business days of the expiry of a Blackout Period, will be extended for a period of time ending on the tenth business day after the expiry date of the Blackout Period to provide such Participants with an extension to the right to exercise such Options.

2.8	Withholding Tax Requirements

Upon the exercise of Options, the Participant shall, upon notification of the amount due and prior to or concurrently with the delivery of the certificates representing the Common Shares, pay to the Corporation amounts necessary to satisfy applicable federal, state, provincial, local or other taxes of any kind required by law to be paid in connection with the exercise of Options or shall otherwise make arrangements satisfactory to the Corporation for such requirements. At its discretion, the Corporation may require a Participant receiving Common Shares to reimburse the Corporation for any such taxes required to be withheld by the Corporation and withhold any distribution to the Participant in whole or in part until the Corporation is so reimbursed. The issuance and delivery of Common Shares pursuant to the exercise of Options is contingent on the Participant reimbursing the Corporation for any applicable withholding tax requirements, and if the Participant fails to reimburse the Corporation for such amount, the Corporation may cancel such issuance and return such Common Shares to its treasury.

Americas Gold and Silver Corporation	Stock Option Plan

In order to satisfy the Corporation’s or Subsidiaries’ obligation, if any, to remit an amount to a taxation authority on account of such taxes in respect of the exercise, transfer or other disposition of an Option (the “Withholding Tax Amount”), each of the Corporation and such Subsidiary shall have the right, as its discretion, to:

(i)	retain and withhold amounts from any amount or amounts owing to the Participant, whether under this Plan or otherwise;

(ii)	require the Participant to pay to the Corporation the Withholding Tax Amount as a condition of exercise of the Option by a Participant; and/or

(iii)
withhold from the Common Shares otherwise deliverable to the Participant on exercise of the Option such number of Common Shares as have a market value not less than the Withholding Tax Amount and cause such withheld Common Shares to be sold on the Participant’s behalf to fund the Withholding Tax Amount, provided that any proceeds from such sale in excess of the Withholding Tax Amount shall be promptly paid over to the Participant.

Notwithstanding the foregoing, nothing shall preclude the Corporation and the Participant from agreeing to use a combination of the methods described in this Section 2.8 or some other method to fund the Withholding Tax Amount.

Americas Gold and Silver Corporation	Stock Option Plan

SCHEDULE “A”
AMERICAS GOLD AND SILVER CORPORATION STOCK OPTION PLAN
OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the Amended and Restated Stock Option Plan (the “Plan”) of Americas Gold and Silver Corporation (the “Corporation”) and evidences that                   is the holder of an option (the “Option”) to purchase up to common shares (the “Shares”) in the capital stock of the Corporation at a purchase price of $ per Share. Subject to the provisions of the Plan, the expiry date of this Option is (the “Expiry Date”).

Other than as disclosed above, this Option may be exercised at any time up to 4:30 p.m. (Toronto time) on the Expiry Date, by delivering to the Administrator of the plan an Exercise Notice, in the form provided in the plan, together with this Certificate and a cheque, bank draft or wire transfer payable to Americas Gold and Silver Corporation in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Corporation shall prevail.

DATED the ________day of ______________,______________.

AMERICAS GOLD AND SILVER CORPORATION

Per: __________________________________________
Authorized Signatory

Americas Gold and Silver Corporation	Stock Option Plan

SCHEDULE “B”
EXERCISE NOTICE

To: The Administrator, Stock Option Plan Americas Gold and Silver Corporation
145 King St. W Suite 2870
Toronto, ON M5H 1J8

The undersigned hereby irrevocably gives notice, pursuant to the Amended and Restated Stock Option Plan (the “Plan”) of Americas Gold and Silver Corporation (the “Corporation”), of the exercise of the Option to acquire and hereby subscribes for (cross out applicable item):

(a) all of the Shares; or

(b) ___________ of the Shares which may be purchased under the Option.

Calculation of total Exercise Price:

(i) number of Shares to be acquired on exercise: _____________

(ii) times the exercise price per Share: $ _____________

TOTAL EXERCISE PRICE, enclosed herewith: $ _____________

The undersigned tenders herewith a cheque, bank draft or wire transfer (circle one) in the amount of $ _________ payable to Americas Gold and Silver Corporation, an amount which is equal to the total exercise price for the Shares being purchased, as calculated above, and directs the Corporation to issue the share certificate evidencing the Shares in the name of the undersigned to be mailed to the undersigned at the following address:

DATED the _____ day of ___________,_____.

Signature of Witness	Signature of Participant

Name of Witness (please print)	Name of Witness (please print)